As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIOHEART, INC.
(Exact name of Registrant as specified in its Charter)

Florida	8731	65-0945967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
(954) 835-1500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Howard J. Leonhardt
Chief Executive Officer
Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
(954) 835-1500
(Name, address, including zip code, and telephone number,
including area code, of Agent for Service)

Copies to:

David E. Wells, Esq. Hunton & Williams LLP 1111 Brickell Avenue, Suite 2500 Miami, Florida 33131 (305) 810-2500	James A. Lebovitz, Esq. Dechert LLP 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common stock, par value $0.001 per share	$35,000,000	$3,745

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	Subject to Completion, dated February 13, 2007
                                 Shares
Common Stock

                    , 2007
This is our initial public offering of shares of our common stock.
We are offering                      shares of common stock to be sold in this offering.
Prior to this offering, there has been no public market for the shares of common stock. We currently expect that the initial public offering price per share will be between $                    and $                    . We plan to apply to list our common stock on the NASDAQ Global Market under the symbol “BHRT.”
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Bioheart, Inc.	$	$

To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares of common stock from Bioheart, Inc. at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the common shares against payment in New York, New York on                     , 2007.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

BMO Capital Markets	Janney Montgomery Scott LLC

Sole Book-Running Manager	Co-Lead Manager

Merriman Curhan Ford & Co.

      Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Bioheart,” “we,” “us,” “our company,” and similar references refer to the consolidated operations of Bioheart, Inc. and its subsidiaries.
      For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
      This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. Before investing in our common stock, you should read the entire prospectus, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and related notes. The consolidated financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise stated, all figures assume no exercise of the underwriters’ option to purchase additional common shares.
Our Business
      We are a biotechnology company focused on the discovery, development and commercialization of therapies using cells derived from a patient’s body, and related devices, for the treatment of heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The core technology used in MyoCell has been the subject of human clinical trials involving 90 enrollees and 62 treated patients to date, conducted over the last seven years, and animal studies conducted over the last 18 years. Our most recent clinical trials of MyoCell include the SEISMIC Trial, a fully enrolled 46 patient Phase II clinical trial in various countries in Europe and the MYOHEART Trial, a completed 20 patient Phase I dose escalation trial in the United States. Interim results of the SEISMIC Trial were recently announced and we have submitted to the U.S. Food and Drug Administration, or the FDA, the protocol for a 450 patient, multicenter Phase II trial of MyoCell in the United States, or the MYOHEART II Trial. We have designed the MYOHEART II Trial so that upon approval of the protocol, if any, we anticipate asking the FDA to consider it a pivotal trial. The SEISMIC Trial and the MYOHEART II Trial have been designed to test the safety and efficacy of MyoCell in treating severe non-acute damage to the heart in patients in Class II or Class III heart failure according to the New York Heart Association, or NYHA, heart failure classification system.
MyoCell
      We believe that MyoCell has the potential to become a leading non-acute treatment for severe damage to the heart due to its perceived ability to satisfy, at least in part, what we believe to be a presently unmet demand for more effective and/or more affordable non-acute therapies for heart damage. MyoCell is a non-acute clinical therapy intended to improve cardiac function and designed to be utilized months or even years after a patient has suffered severe heart damage due to a heart attack or other cause. MyoCell uses myoblasts, cells that are precursors to muscle cells, from the patient’s own body. When injected into scar tissue within the heart wall, myoblasts have shown to be capable of engrafting in the surrounding tissue and differentiating into mature skeletal muscle cells and/or cells which exhibit properties of both skeletal and cardiac muscle cells. As part of the MyoCell therapy, myoblasts are removed from a patient’s thigh muscle, isolated, grown through our proprietary cell culturing process, and injected directly in the scar tissue of a patient’s heart. We anticipate that an interventional cardiologist will perform the minimally invasive cell injection process with MyoCath, our proprietary catheter, or a similarly designed endoventricular catheter. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other types of cell-based clinical therapies including tissue rejection and instances of the cells differentiating into cells other than muscle. Although a number of therapies have proven to improve the cardiac function of a damaged heart, no currently available treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
      Interim data from the MYOHEART Trial and the SEISMIC Trial were presented by the lead investigator of each trial in January 2007 at the Third Annual International Conference on Cell Therapy for Cardiovascular Diseases. The purpose of each trial is to assess the safety and efficacy of MyoCell delivered via MyoCath. The lead investigator for the MYOHEART Trial presented one-month safety data for all 20 of the treated patients, and three and six-month interim data for 16 of the 20 treated patients. Although not statistically significant due, in part, to the small number of patients treated, the lead investigator indicated that the safety of MyoCell is strongly suggested and the preliminary efficacy data demonstrated a trend towards an improvement in scores for six-minute walk distance, or Six-Minute Walk Distance, and quality of life, or Quality of Life. The lead investigator for the SEISMIC Trial presented data for 16 treated patients and nine control group patients for which at least one-month follow-up data was available. He reported on three efficacy endpoints: Six-Minute Walk Distance scores, NYHA Class and left ventricular ejection fraction, or LVEF. The SEISMIC Trial’s lead investigator noted that the preliminary efficacy trends appear encouraging and that the interim analysis suggests that the most frequent adverse event, irregular heartbeats, appears to be manageable with close observation and prophylactic use of implantable cardioverter defibrillators, or ICDs, and anti-arrhythmic drug therapy.
      If the final six-month SEISMIC Trial data is generally consistent with the interim data, we intend to seek approval in the fourth quarter of 2007 from various European regulatory bodies to market MyoCell to treat the subclass of patients who would meet the eligibility criteria for participation in the SEISMIC Trial and who have an expected annual mortality rate of 20% (i.e., generally the sickest 30% of NYHA Class III heart failure patients), or the Class III Subgroup. Assuming FDA approval of the protocol for the MYOHEART II Trial, we intend to seek to enroll and treat all of the clinical patients in the trial by the end of the second quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the first quarter of 2009. If the final safety and efficacy results provide what we believe is significant proof that MyoCell is safe and effective, we anticipate submitting such data to the FDA to obtain regulatory approval of MyoCell.
      In addition to studies we have sponsored, we understand that myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 200 treated patients. Although we believe many of the trials are different from the trials sponsored by us in a number of important respects, it is our view that the trials have advanced the cell therapy industry’s understanding of the potential opportunities and limitations of myoblast-based therapies.
      We believe the market for treating patients in NYHA Class II or NYHA Class III heart failure is significant. According to the American Heart Association Heart Disease Statistics — 2007 Update, in the United States alone there are approximately 5.2 million patients with heart failure. We believe that approximately 60% of these patients are in either NYHA Class II or NYHA Class III heart failure.
Our Business Strategy
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous (patient-derived) cell-based therapies and related devices, for the treatment of heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	seek to successfully commercialize our lead product candidate, MyoCell;

•	develop our sales and marketing capabilities in advance of regulatory approval, if any;

•	continue to refine our MyoCell cell culturing processes to further reduce our costs and processing times;

•	expand and enhance our intellectual property rights; and

•	license, acquire and/or develop complementary products and technologies.
Pipeline
      In addition to MyoCell, we are seeking to develop various other cell-based therapies and related devices for the treatment of heart damage. We have also acquired the rights to use certain devices for the treatment of heart damage. The development of the product candidates described below is not dependent on our commercial development of MyoCell.

•	MyoCath (Phase II clinical trials) —Disposable endoventricular catheter used for the delivery of biologic solutions to the myocardium.

•	TGI 100 Wound Dressing Kit (510(k) application submitted to FDA, European CE Mark expected to be sought in the first half of 2007) — Convenience kit used to prepare a cellulose coated wound dressing from patient-derived fat cells to be prepared and applied at the point-of-care. We have the right to use the technology incorporated in this device for the treatment of acute myocardial infarction, or MI, commonly known as a heart attack, and heart failure.

•	TGI 1200 Adipose Tissue Processing System (510(k) and CE Mark certification expected to be sought in the first half of 2007) — Fully automated device for the rapid processing of patient derived fat tissue. We have the right to use for the treatment of acute MI and heart failure.

•	Bioheart Acute Cell Therapy (expect to commence animal studies in the first quarter of 2007) — Patient derived cell therapy for the treatment of acute MI using cells processed by the TGI 100 or TGI 1200.

•	MyoCell II with SDF-1 (preparing IND application) — Non-acute, autologous, cell therapy treatment for heart damage; myoblasts are modified to express SDF-1 protein in an effort to stimulate angiogenesis and/or recruitment of stem cells.

•	MyoCath II (anticipate commencing animal studies by the second quarter of 2007) — Second generation disposable endoventricular catheter modified to provide multidirectional cell injection and used for the delivery of biologic solutions to the myocardium.

•	BioPace (preclinical) — Non-acute treatment of abnormal heart rhythm due to electrical disturbances in the upper chambers of the heart.
Risk Factors
      We face numerous risks that could materially affect our business, results of operations or financial condition. For further discussion of these risks see “Risk Factors.”
Our Corporate Information
      We were incorporated in the state of Florida in August 1999. Our principal executive offices are located at 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325 and our telephone number is (954) 835-1500. Information about our company is available on our corporate web site at www.bioheartinc.com. Information contained on our web site does not constitute part of, and is not incorporated by reference in, this prospectus.
      MyoCell®, MyoCath®, MyoCell II with SDF-1tm, MyoCath IItm and BioPacetm are trademarks of Bioheart, Inc. TGI 100tm and TGI 1200tm are trademarks of Tissue Genesis, Inc. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.
      This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

THE OFFERING

Issuer	Bioheart, Inc.

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Offering price	$

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over- allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use the net proceeds from this offering:

• to fund the MYOHEART II and SEISMIC Trials;

• for projected payments pursuant to our license agreements and to further develop and protect our intellectual property portfolio;

• to fund the further development and clinical testing of our pipeline product candidates; and

• for other general corporate purposes.

See “Use of Proceeds.”

Dividend policy	We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” and “Description of Capital Stock.”

Proposed NASDAQ Global Market symbol	BHRT

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.
      Except as otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes                      shares reserved for future issuance under our Officers and Employees Stock Option Plan and our Directors and Consultants Stock Option Plan.
      Unless otherwise indicated, all information contained in this prospectus assumes:

•	that the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover over-allotments, if any;

•	the amendment and restatement of our Articles of Incorporation, which will become effective at the closing of this offering; and

•	that none of the estimated offering expenses payable by us at the closing of this offering have been paid.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes that are included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the years ended December 31, 2001 and 2002 from our audited financial statements that do not appear in this prospectus. We derived the consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2005 and 2006 and our financial condition as of September 30, 2006. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2006 should not be considered indicative of results expected for the full fiscal year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$25	$2	$46	$86	$135	$127	$106
Cost of sales	—	—	30	46	87	75	63

Gross profit	25	2	16	40	48	52	43
Expenses:
Research and development	6,597	7,361	3,502	3,787	4,534	3,142	5,339
Marketing, general and administrative	1,714	1,946	2,523	1,731	2,831	2,111	5,680
Depreciation and amortization	—	—	31	34	46	33	46

Total expenses	8,311	9,307	6,056	5,552	7,411	5,286	11,065

Loss from operations	(8,286)	(9,305)	(6,040)	(5,512)	(7,363)	(5,234)	(11,022)
Total interest income (expense), net	113	47	2	(7)	36	9	78

Net loss before income taxes	(8,173)	(9,258)	(6,038)	(5,519)	(7,327)	(5,225)	(10,944)
Income taxes	—	—	—	—	—	—	—

Net loss	$(8,173)	$(9,258)	$(6,038)	$(5,519)	$(7,327)	$(5,225)	$(10,944)

Basic and diluted net loss per share	$(0.94)	$(0.95)	$(0.46)	$(0.37)	$(0.42)	$(0.31)	$(0.57)

Weighted average shares outstanding — basic and diluted	8,707	9,724	12,985	14,875	17,244	16,681	19,057

      The following table presents a summary of our consolidated balance sheet as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to our issuance of 766,216 shares of our common stock between October 1, 2006 and January 31, 2007 for aggregate net proceeds of approximately $3.6 million in a private placement to accredited investors; and

•	on a pro forma as adjusted basis to give effect to the sale by us of shares of our common stock at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, and the receipt of net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2006

			Pro forma
	Actual	Pro forma	as adjusted

		(Unaudited)
		(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,183	$8,813	$
Working capital	2,769	6,399
Total assets	6,227	9,857
Long-term debt, less current portion	—	—
Deficit accumulated during the development stage	(62,276)	(62,276)
Total shareholders’ equity	3,416	7,046

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus before deciding to invest in our common stock. If any of the following risks actually occur they would harm our business, prospects, financial condition and results of operations, possibly materially. In this event, the market price of our common stock could decline and you could lose part or all of your investment. Please read “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Financial Position and Potential Need for Additional Financing
We are a development stage life sciences company with a limited operating history and a history of net losses and negative cash flows from operations. We may never be profitable, and if we incur operating losses and generate negative cash flows from operations for longer than expected, we may be unable to continue operations.
      We are a development stage life sciences company and have a limited operating history, limited capital, limited sources of revenue and have incurred losses since inception. Our operations to date have been limited to organizing our company, developing and engaging in clinical trials of our lead product candidate, MyoCell, and our MyoCath product candidate, expanding our pipeline of complementary product candidates through internal development and third party licenses, expanding and strengthening our intellectual property position through internal programs and third party licenses and recruiting management, research and clinical personnel. Consequently, you may have difficulty in predicting our future success or viability due to our lack of operating history. As of September 30, 2006, we have accumulated a deficit during our development stage of approximately $62.3 million. Our lead product candidate has not generated any material revenues and is not expected to generate any material revenues until late 2008 or early 2009. We have generated substantial net losses and negative cash flows from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future as we:

•	continue the SEISMIC Trial and commence the MYOHEART II Trial;

•	continue research and development and undertake new clinical trials with respect to our pipeline product candidates;

•	apply for regulatory approvals;

•	make capital expenditures to increase our research and development and cell culturing capabilities;

•	add operational, financial and management information systems and personnel and develop and protect our intellectual property;

•	make payments pursuant to license agreements upon achievement of certain milestones; and

•	establish sales and marketing capabilities to commercialize products for which we obtain regulatory approval, if any.
      Our limited experience in conducting and managing preclinical development activities, clinical trials and the application process necessary to obtain regulatory approvals might prevent us from successfully designing or implementing a preclinical study or clinical trial. If we do not succeed in conducting and managing our preclinical development activities or clinical trials, or in obtaining regulatory approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business.
      None of the products that we are currently developing has been approved by the FDA or any similar regulatory authority in any foreign country. Our ability to generate revenues from any of our product candidates will depend on a number of factors, including our ability to successfully complete clinical trials, obtain necessary regulatory approvals and implement our commercialization strategy. In addition, even if we are successful in obtaining necessary regulatory approvals and bringing one or more product candidates to market, we will be subject to the risk that the marketplace will not accept those products. We may, and anticipate that we will need to, transition from a company with a research and development focus to a company capable of supporting commercial activities and we may not succeed in such a transition.
      Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict the extent of our future losses or when or if we will become profitable. Our failure to successfully commercialize our product candidates or to become and remain profitable could depress the market price of our common stock and impair our ability to raise capital, expand our business, diversify our product offerings and continue our operations.
Management believes that, in connection with the audit of our financial statements for the year ended December 31, 2006, we may receive a report from our independent registered public accounting firm expressing substantial doubt about our ability to continue as a going concern.
      Management believes that, in connection with the audit of our financial statements for the year ended December 31, 2006, we may receive a report from our independent registered public accounting firm that describes the existence of conditions that raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements as of December 31, 2006 are being prepared under the assumption that we will continue as a going concern. If we are not able to continue as a going concern, it is likely that holders of our common stock will lose all of their investment.
We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay or curtail the development or commercialization of our product candidates. An inability to obtain additional financing could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.
      Even if we secure approximately $             million of proceeds in connection with this offering, our demand for capital may be significantly higher than anticipated. We may require substantial future capital in order to continue the research and development, preclinical and clinical programs, and regulatory activities necessary to obtain regulatory approval of our product candidates. In addition, subject to obtaining regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses for product sales and marketing, manufacturing the product and/or securing commercial quantities of product from manufacturers and product distribution.
      The extent of our need for additional capital will depend on numerous factors, including, but not limited to:

•	the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;

•	the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);

•	our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;

•	the ongoing availability of funds from foreign governments to build new manufacturing facilities;

•	the costs involved in any potential litigation that may occur;

•	decisions by us to pursue the development of new product candidates or technologies or to make acquisitions or investments; and

•	the effect of competing products, technologies and market developments.
      We have no commitments or arrangements from third parties for any additional financing to fund the research and development and commercialization of any of our product candidates. We may need to seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, and through other arrangements, including collaborative arrangements. However, financing may not be available when we need it, or may not be available on acceptable terms. Debt financing, if available, may involve restrictive covenants that limit our operating and financial flexibility and prohibit us from making distributions to shareholders. If we raise additional funds by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders, including investors who purchase shares in this offering, may be diluted, and those securities may have rights superior to those of our common stock. If we obtain additional capital through collaborative arrangements, we may be required to relinquish greater rights to our technologies or product candidates than we might otherwise have or become subject to restrictive covenants that may affect our business. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for our development programs, curtail efforts to commercialize our product candidates or reduce the scale of our operations, any of which could have a material adverse effect on our operating results and business. Any inability to obtain additional financing could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.
Risks Related to Product Development
We depend heavily on the success of our lead product candidate, MyoCell. All of our product candidates are in an early stage of development and we may never succeed in developing and/or commercializing them. If we are unable to commercialize MyoCell, or experience significant delays in doing so, our business may fail.
      We have invested a significant portion of our efforts and financial resources in our lead product candidate, MyoCell, and depend heavily on its success. MyoCell is currently being tested in clinical trials. Even if MyoCell progresses through clinical trials as we anticipate, we do not expect any of our product candidates to be commercially available until, at the soonest, the second half of 2007. We need to devote significant additional research and development, financial resources and personnel to develop commercially viable products, obtain regulatory approvals and establish a sales and marketing infrastructure.
      We are likely to encounter hurdles and unexpected issues as we proceed in the development of MyoCell and our other product candidates. There are many reasons that we may not succeed in our efforts to develop our product candidates, including the possibility that:

•	our product candidates will be deemed ineffective, unsafe or will not receive regulatory approvals;

•	our product candidates will be too expensive to manufacture or market or will not achieve broad market acceptance;

•	others will hold proprietary rights that will prevent us from marketing our product candidates; or

•	our competitors will market products that are perceived as equivalent or superior.
Our approach of using cell-based therapy for the treatment of heart damage is risky and unproven and no products using this approach have received regulatory approval in the United States or Europe.
      No company has yet been successful in its efforts to obtain regulatory approval in the United States or Europe of a cell-based therapy product for the treatment of heart damage. Cell-based therapy products, in general, may be susceptible to various risks, including undesirable and unintended side effects, unintended immune system responses, inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval by regulators or commercial use. Many companies in the industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. One of our competitors exploring the use of skeletal myoblasts has announced its intent to cease to enroll new patients in its European Phase II clinical trial based on the determination of its monitoring committee that there was a low likelihood that the trial would result in the hypothesized improvement in heart function. Although our clinical research to date suggests that MyoCell may improve the contractile function of the heart, we have not yet been able to demonstrate a mechanism of action and additional research is needed to precisely identify such mechanism.
If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we will not be able to commercialize our product candidates.
      Our lead product candidate, MyoCell, is still in clinical testing, has not yet received approval from the FDA or any similar foreign regulatory authority for any indication and may never be commercialized in the United States or other countries.
      We cannot market any product candidate until regulatory agencies grant approval or licensure. In order to obtain regulatory approval for the sale of any product candidate, we must, among other requirements, provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate to the satisfaction of regulatory authorities that our product candidates are safe and effective for each indication under the applicable standards relating to such product candidate. The preclinical studies and clinical trials of any product candidates must comply with the regulations of the FDA and other governmental authorities in the United States and similar agencies in other countries.
      Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. For example, MyoCell has been studied in a limited number of patients to date. Even though our early data has been promising, we have not yet completed any large-scale pivotal trials to establish the safety and efficacy of MyoCell. A number of participants in our clinical trials have experienced serious adverse events adjudicated or determined by trial investigators to be potentially attributable to MyoCell. See “Risk Factors — Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.” There is a risk that safety concerns relating to our product candidates or cell-based therapies in general will result in the suspension or termination of our clinical trials.
      We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our product candidates, including the following:

•	the FDA or similar foreign regulatory authorities may find that our product candidates are not sufficiently safe or effective or may find our cell culturing processes or facilities unsatisfactory;

•	officials at the FDA or similar foreign regulatory authorities may interpret data from preclinical studies and clinical trials differently than we do;

•	our clinical trials may produce negative or inconclusive results or may not meet the level of statistical significance required by the FDA or other regulatory authorities, and we may decide, or regulators may require us, to conduct additional preclinical studies and/or clinical trials or to abandon one or more of our development programs;

•	the FDA or similar foreign regulatory authorities may change their approval policies or adopt new regulations;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities or obtaining institutional review board approvals or government approvals to conduct clinical trials at prospective sites;

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks or undesirable side effects;

•	we may experience difficulties in managing multiple clinical sites;

•	enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays;

•	we may be unable to manufacture or obtain from third party manufacturers sufficient quantities of our product candidates for use in clinical trials; and

•	our product candidates may be deemed unsafe or ineffective, or may be perceived as being unsafe or ineffective, by healthcare providers for a particular indication.
      In the SEISMIC Trial, we have experienced delays attributable to slower than anticipated enrollment of patients. We may continue to experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.
      Failures or perceived failures in our clinical trials would delay and may prevent our product development and regulatory approval process, make it difficult for us to establish collaborations, negatively affect our reputation and competitive position and otherwise have a material adverse effect on our business.
Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.
      Possible side effects of our product candidates may be serious and life-threatening. A number of participants in our clinical trials of MyoCell have experienced serious adverse events potentially attributable to MyoCell, including six patient deaths and 14 patients experiencing irregular heartbeats. A serious adverse event is generally an event that results in significant medical consequences, such as hospitalization, disability or death, and must be reported to the FDA. The occurrence of any unacceptable serious adverse events during or after preclinical and clinical testing of our product candidates could temporarily delay or negate the possibility of regulatory approval of our product candidates and adversely affect our business. Both our trials and independent trials have reported the occurrence of irregular heartbeats in treated patients, a significant risk to patient safety. We and our competitors have also, at times, suspended trials studying the effects of myoblasts, at least temporarily, to assess the risk of irregular heartbeats and it has been reported that one of our competitors studying the effect of myoblast implantation prematurely discontinued a study because of the high incidence of irregular heartbeats. While we believe irregular heartbeats may be manageable with the use of certain prophylactic measures including an ICD and anti-arrhythmic drug therapy, these risk management techniques may not prove to sufficiently reduce the risk of unacceptable side effects. Although our early results suggest that patients treated with MyoCell do not face materially different health risks than heart failure patients with similar levels of damage to the heart who have not been treated with MyoCell, we are still in the process of seeking to demonstrate that our product candidates do not pose unacceptable health risks. We have not yet treated a sufficient number of patients to allow us to make a determination that serious unintended consequences will not occur.
We depend on third parties to assist us in the conduct of our preclinical studies and clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays and prevent us from obtaining regulatory approval or successfully commercializing our product candidates on a timely basis, if at all.
      We engage consultants and contract research organizations to help design, and to assist us in conducting, our preclinical studies and clinical trials and to collect and analyze data from those studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these consultants and contract research organizations to perform the studies and trials in accordance with the investigational plan and protocol for each product candidate and in compliance with regulations and standards, commonly referred to as “good clinical practice”, for conducting, recording and reporting results of clinical trials to assure that the data and results are credible and accurate and the trial participants are adequately protected, as required by the FDA and foreign regulatory agencies. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. The risk of delays is heightened for our clinical trials conducted outside of the United States, where it may be more difficult for us to ensure that studies are conducted in compliance with foreign regulatory requirements. Any third parties that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical trial protocols or for other reasons, our clinical trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful. If there are delays or failures in clinical trials or regulatory approvals as a result of the failure to perform by third parties, our development costs will increase, and we may not be able to obtain regulatory approval for our product candidates. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, if at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.
Risks Related to Government Regulation and Regulatory Approvals
Our cell-based product candidates are based on novel technologies and the FDA and regulatory agencies in other countries have limited experience reviewing product candidates using these technologies.
      We are subject to the risks of failure inherent in the development of product candidates based on new technologies. The novel nature of our product candidates creates significant challenges in regards to product development and optimization, government regulation, third party reimbursement and market acceptance. For example, the FDA and regulatory agencies in other countries have relatively limited experience with therapies based upon cellular medicine generally and, as a result, the pathway to regulatory approval for our cell-based product candidates may be more complex and lengthy. As a result, the development and commercialization pathway for our cell-based therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.
We must comply with extensive government regulations in order to obtain and maintain marketing approval for our products in the United States and abroad. If we do not obtain regulatory approval for our product candidates, we may be forced to cease our operations.
      Our product candidates are subject to extensive regulation in the United States and in every other country where they will be tested or used. These regulations are wide-ranging and govern, among other things:

•	product design, development, manufacture and testing;

•	product safety and efficacy;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion; and

•	product sales and distribution.
      We cannot market our product candidates until we receive regulatory approval. The process of obtaining regulatory approval is lengthy, expensive and uncertain. Any difficulties that we encounter in obtaining regulatory approval may have a substantial adverse impact on our business and cause our stock price to decline significantly.
      In the United States, the FDA imposes substantial requirements on the introduction of biological products and many medical devices through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and the time required to do so may vary substantially based upon the type and complexity of the biological product or medical device.
      In addition, product candidates that we believe should be classified as medical devices for purposes of the FDA regulatory pathway may be determined by the FDA to be biologic products subject to the satisfaction of significantly more stringent requirements for FDA approval. A 510(k) pre-market notification, used for certain device candidates, for the TGI 100 product candidate was filed by Tissue Genesis, Inc., or Tissue Genesis, with the FDA in September 2006. We intend to use the same regulatory pathway for the TGI 1200, an automated version of the cell isolation component of the TGI 100. The FDA’s 510(k) clearance pathway usually takes from four to twelve months, but it can last longer. The FDA has requested that Tissue Genesis file a Request for Designation with the FDA Office of Combination of Products requesting a determination of whether the TGI 100 is properly classified as a medical device or a biologic or drug. The FDA granted Tissue Genesis an extension until April 2007 to file this Request for Designation. If the FDA determines that the TGI 100 is a biologic or drug rather than a medical device, we will not be able to sell the TGI 100 or TGI 1200 until we or Tissue Genesis conduct additional preclinical studies and clinical trials and obtain FDA approval, which could take years to obtain and which could have a material adverse effect on our business.
      The requirements governing the conduct of clinical trials and cell culturing and marketing of our product candidates outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval processes. Some foreign regulatory agencies also must approve prices of the products. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. We may not be able to file for regulatory approvals and may not receive necessary approvals to market our product candidates in any foreign country. If we fail to comply with these regulatory requirements or fail to obtain and maintain required approvals in any foreign country, we will not be able to sell our product candidates in that country and our ability to generate revenue will be adversely affected.
      We cannot assure you that we will obtain FDA or foreign regulatory approval to market any of our product candidates for any indication in a timely manner or at all. If we fail to obtain regulatory approval of any of our product candidates for at least one indication, we will not be permitted to market our product candidates and may be forced to cease our operations.
Even if some of our product candidates receive regulatory approval, these approvals may be subject to conditions, and we and our third party manufacturers will in any event be subject to significant ongoing regulatory obligations and oversight.
      Even if any of our product candidates receives regulatory approval, the manufacturing, marketing and sale of our product candidates will be subject to stringent and ongoing government regulation. Conditions of approval, such as limiting the category of patients who can use the product, may significantly impact our ability to commercialize the product and may make it difficult or impossible for us to market a product profitably. Changes we may desire to make to an approved product, such as cell culturing changes or revised labeling, may require further regulatory review and approval, which could prevent us from updating or otherwise changing an approved product. If our product candidates are approved by the FDA or other regulatory authorities for the treatment of any indications, regulatory labeling may specify that our product candidates be used in conjunction with other therapies. For instance, we currently anticipate that prior implantation of an ICD and treatment with optimal drug therapy will be required at least initially as a condition to treatment with MyoCell.
      Once obtained, regulatory approvals may be withdrawn for a number of reasons, including the later discovery of previously unknown problems with the product. Regulatory approval may also require costly post-marketing follow-up studies, and failure of our product candidates to demonstrate sufficient efficacy and safety in these studies may result in either withdrawal of marketing approval or severe limitations on permitted product usage. In addition, numerous additional regulatory requirements relating to, among other processes, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping will also apply. Furthermore, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Compliance with these regulatory requirements are time consuming and require the expenditure of substantial resources.
      If any of our product candidates is approved, we will be required to report certain adverse events involving our products to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning the advertisement and promotional labeling of our products. As a result, even if we obtain necessary regulatory approvals to market our product candidates for any indication, any adverse results, circumstances or events that are subsequently discovered, could require that we cease marketing the product for that indication or expend money, time and effort to ensure full compliance, which could have a material adverse effect on our business.
      In response to recent events regarding questions about the safety of certain approved prescription products, including the lack of adequate warnings, the FDA and the U.S. Congress are currently considering new regulatory and legislative approaches to advertising, monitoring and assessing the safety of marketed drugs, including legislation authorizing the FDA to mandate labeling changes for approved products, particularly those related to safety. It is possible that congressional and FDA initiatives pertaining to ensuring the safety of marketed biologics and similar initiatives in other countries, or other developments pertaining to the pharmaceutical industry, could require us to expend additional resources to comply with such initiatives and could adversely affect our operations.
      In addition, the FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of any failure to comply with applicable laws and regulations or defects in design or manufacture. In the event any of our product candidates receives approval and is commercialized, a government-mandated or voluntary product recall by us could occur as a result of component failures, device malfunctions, or other negative events such as serious injuries or deaths, or quality-related issues such as cell culturing errors or design or labeling defects. Recalls of any of our potential products could divert managerial and financial resources, harm our reputation and adversely affect our financial condition, results of operations and stock price.
      Any failure by us, or by any third parties that may manufacture or market our products, to comply with the law, including statutes and regulations administered by the FDA or other U.S. or foreign regulatory authorities, could result in, among other things, warning letters, fines and other civil penalties, suspension of regulatory approvals and the resulting requirement that we suspend sales of our products, refusal to approve pending applications or supplements to approved applications, export or import restrictions, interruption of production, operating restrictions, closure of the facilities used by us or third parties to manufacture our product candidates, injunctions or criminal prosecution. Any of the foregoing actions could have a material adverse effect on our business.
We must comply with federal, state and foreign laws, regulations and other rules relating to the healthcare business, and, if we do not fully comply with such laws, regulations and other rules, we could face substantial penalties.
      We are, or will be directly or indirectly through our customers, subject to extensive regulation by the federal government, the states and foreign countries in which we may conduct our business. The laws that directly or indirectly affect our ability to operate our business include the following:

•	the federal Medicare and Medicaid Anti-Kickback law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•	other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	the Federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for healthcare benefits, items or services; and

•	state and foreign law equivalents of the foregoing.
      If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of the foregoing changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.
Our business involves the use of hazardous materials that could expose us to environmental and other liability.
      Our facility in Sunrise, Florida is subject to various local, state and federal laws and regulations relating to the use and disposal of hazardous or potentially hazardous substances, including chemicals and micro-organisms used in connection with our research and development activities. In the United States, these laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these regulations, we cannot assure you that accidental contamination or injury to employees and third parties from these materials will not occur. We do not have insurance to cover claims arising from our use and disposal of these hazardous substances other than limited clean-up expense coverage for environmental contamination due to an otherwise insured peril, such as fire.
Risks Related to Commercialization of our Product Candidates
The biopharmaceutical and medical communities have relatively little experience with therapies based on cellular medicine and, accordingly, if our product candidates do not become widely accepted by physicians, patients, third party payors and those healthcare communities, we may be unable to generate significant revenue, if any.
      We are developing cell-based therapy product candidates for the treatment of heart damage that represent novel and unproven treatments and, if approved, will compete with a number of more conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. We cannot predict or guarantee that physicians, patients, healthcare insurers, third party payors or health maintenance organizations, or the healthcare community in general, will accept or utilize any of our product candidates. We anticipate that, if approved, we will market MyoCell primarily to interventional cardiologists, who are generally not the primary care physicians for patients we intend to be eligible for treatment with MyoCell. Accordingly, our commercial success may be dependent on third party physicians referring their patients to interventional cardiologists for MyoCell treatment.
      If we are successful in obtaining regulatory approvals for any of our product candidates, the degree of market acceptance of those products will depend on many factors, including:

•	our ability to provide acceptable evidence and the perception of patients and the healthcare community, including third party payors, of the positive characteristics of our product candidates relative to existing treatment methods, including their safety, efficacy, cost effectiveness and/or other potential advantages;

•	the incidence and severity of any adverse side effects of our product candidates;

•	the availability of alternative treatments;

•	the labeling requirements imposed by the FDA and foreign regulatory agencies, including the scope of approved indications and any safety warnings;

•	our ability to obtain sufficient third party insurance coverage or reimbursement for our products candidates;

•	the inclusion of our products on insurance company coverage policies;

•	the willingness and ability of patients and the healthcare community to adopt new technologies;

•	the procedure time associated with the use of our product candidates;

•	our ability to manufacture or obtain from third party manufacturers sufficient quantities of our product candidates with acceptable quality and at an acceptable cost to meet demand; and

•	marketing and distribution support for our products.

      Failure to achieve market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business. In addition, if any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost-effective.
There is substantial uncertainty as to the coverage that may be available and the reimbursement rates that may be established for our product candidates. Any failure to obtain third party coverage or an adequate level of reimbursement for our product candidates will likely have a material adverse effect on our business.
      If we successfully develop, and obtain necessary regulatory approvals for, our product candidates we intend to sell them initially in Europe and the United States. We have not yet submitted any of our product candidates to the Center for Medicare and Medicaid Services, or CMS, or any private or governmental third party payor in the United States to determine whether or not our product candidates will be covered under private or public health insurance plans or, if they are covered, what coverage or reimbursement rates may be available. Although we believe hospitals may be entitled to some procedure reimbursement for MyoCell, we cannot assure you that such reimbursement will be adequate or available at all.
      In Europe, the pricing of prescription pharmaceutical products and services and the level of government reimbursement generally are subject to governmental control. Reimbursement and healthcare payment systems in European markets vary significantly by country, and may include both government-sponsored healthcare and private insurance. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct one or more clinical trials that compares the cost effectiveness of our product candidates to other available therapies. Conducting one or more clinical trials for this purpose would be expensive and result in delays in commercialization of our product candidates. We may not obtain coverage or reimbursement or pricing approvals from countries in Europe in a timely manner, or at all. Any failure to receive coverage or reimbursement or pricing approvals from one or more European countries could effectively prevent us from selling our product candidates in those countries, which could materially adversely affect our business.
      In the United States, our revenues will depend upon the coverage and reimbursement rates and policies established for our product candidates by third party payors, including governmental authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products approved for marketing by the FDA or regulatory agencies in other countries. As a result, significant uncertainty exists as to whether newly approved medical products will be eligible for coverage by third party payors or, if eligible for coverage, what the reimbursement rates will be for those products. Furthermore, cell-based therapies like MyoCell may be more expensive than pharmaceuticals, due to, among other things, the higher cost and complexity associated with the research, development and production of these therapies. This, in turn, may make it more difficult for us to obtain adequate reimbursement from third party payors, particularly if we cannot demonstrate a favorable cost-benefit relationship. Third party payors may also deny coverage or offer inadequate levels of reimbursement for our potential products if they determine that the product has not received appropriate clearances from the FDA or other government regulators or is experimental, unnecessary or inappropriate. Accordingly, we cannot assure you that adequate third party coverage or reimbursement will be available for any of our product candidates to allow us to successfully commercialize these product candidates.
      Coverage and reimbursement rates for our product candidates may be subject to increased restrictions both in the United States and in other countries in the future. Coverage policies and reimbursement rates are subject to change and we cannot guarantee that current coverage policies and reimbursement rates will be applicable to our product candidates in the future. U.S. federal, state and foreign agencies and legislatures from time to time may seek to impose restrictions on coverage, pricing, and reimbursement level of drugs, devices and healthcare services in order to contain healthcare costs.
We have only limited experience culturing our cell-based product candidates, and we may not be able to culture our product candidates in quantities sufficient for clinical studies or for commercial sale. We also face certain risks in connection with our use of third party manufacturers and cell culturing service providers.
      We may encounter difficulties in the production of our cell-based product candidates, including MyoCell, due to our limited experience internally culturing our product candidates. We have a cell culturing facility in Sunrise, Florida, which we believe has the capacity to meet substantially all of our projected demand for MyoCell in the United States for the balance of 2007. We began culturing cells at this facility for preclinical uses in the third quarter of 2006. Prior to such date, we outsourced our various cell culturing needs. We anticipate that we will begin culturing cells at this facility for clinical uses upon commencement of the MYOHEART II Trial. We have no experience in culturing our product candidates for the number of patients that will be required for later stage clinical studies or commercialization and may be unable to culture sufficient quantities of our product candidates for our clinical trials or our commercial needs on a timely and cost-effective basis. Difficulties arising from our limited cell culturing experience could reduce sales of our products, increase our costs or cause production delays, any of which could adversely affect our results of operations.
      We anticipate that we will continue to use third party cell culturing service providers, including Pharmacell and Cambrex Bioscience, to supply a portion of our cell-based product candidates, including MyoCell, for clinical trials and commercial sales outside of the United States. We may not be able to, and in our Phase I/ II clinical trial experienced delays because we were not at times able to, obtain sufficient quantities of MyoCell from third party cell culturing service providers. In addition, our third party cell culturing providers may be unable to culture commercial quantities of our product candidates on a timely and cost-effective basis. The term of our supply agreement with Pharmacell expires six months following the end of completion of the SEISMIC and MYOHEART II Trials unless terminated earlier. We cannot be certain that we will be able to maintain our relationships with our third party cell culturing service providers, including Pharmacell, or establish relationships with other cell culturing service providers on commercially acceptable terms.
      We currently use and expect to continue to use third party manufacturers to supply our device product candidates, including MyoCath. Our contract with our only MyoCath manufacturer is scheduled to terminate in September 2007. We anticipate either renegotiating our contract with this manufacturer or negotiating a new agreement with another manufacturer. The transition to a replacement contract manufacturer has additional risks, including those risks associated with the development by the replacement contract manufacturer of sufficient levels of expertise in the manufacturing process. If we are unable to renegotiate this agreement or enter into a replacement agreement with another contract manufacturer on reasonable terms and in a timely manner, or if any replacement contract manufacturer is unable to develop sufficient manufacturing expertise in a timely manner, we could experience shortages of clinical trial materials, which could adversely affect our business.
      Our cell culturing facility and those of our contract manufacturers and other cell culturing service providers will be subject to ongoing, periodic inspection by the FDA to confirm that the facilities comply with the FDA’s current Good Manufacturing Practices, or cGMP, if the facility manufactures biologics, and quality system regulations if the facility manufactures devices. Foreign regulatory agencies, for example, the International Standards Organization and the European authorities related to obtaining a “CE mark” on a device in Europe, may also impose similar requirements on us and conduct similar inspections of the facilities that manufacture our product candidates. Failure to follow and document adherence to such cGMP regulations or other regulatory requirements by us or our contract manufacturers or third party cell culturing service providers may lead to significant delays in the availability of our product candidates for commercial use or clinical study, may result in the delay or termination of a clinical trial, or may delay or prevent filing of applications for or our receipt of regulatory approval of our product candidates. If we or such third parties fail to comply with applicable regulations, the FDA or other regulatory authorities could impose sanctions on us, including fines, injunctions, civil penalties, denial of marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our product candidates, operating restrictions and criminal prosecutions. Any of these events could adversely affect our financial condition, profitability and ability to develop and commercialize products on a timely and competitive basis.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.
      We do not have a sales and marketing force and related infrastructure and have limited experience in the sales, marketing and distribution of our product candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing force or outsource these functions to third parties. Currently, we intend to internally develop a direct sales and marketing force in both Europe and the United States as we approach commercial approval of our product candidates. The development of our own sales and marketing force will result in us incurring significant costs before the time that we may generate revenues. We may not be able to attract, hire, train and retain qualified sales and marketing personnel to build a significant or effective marketing and sales force for sales of our product candidates.
Product liability and other claims against us may reduce demand for our products or result in substantial damages. We anticipate that we will need to obtain and maintain additional or increased insurance coverage, and we may not be able to obtain or maintain such coverage on commercially reasonable terms, if at all.
      A product liability claim, a clinical trial liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business. Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates in human clinical trials and the manufacture and sale of any approved products. Any clinical trial liability or product liability claim or series of claims or class actions brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our existing clinical trial liability insurance, or any clinical trial liability or product liability insurance that we may obtain in the future, which we would then be required to pay from other sources, if available;

•	an increase in the premiums we pay for our clinical trial liability insurance and any clinical trial liability or product liability insurance we may obtain in the future or the inability to renew or obtain clinical trial liability or product liability insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, including loss of market share;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	diversion of management’s attention from managing our business.
      Although we have clinical trial liability insurance, our current clinical trial liability insurance is subject to deductibles and coverage limitations. This insurance currently covers claims of up to $5 million each and up to $5 million in the aggregate each year. Our current clinical trial liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against future clinical trial liability claims. We are currently seeking to increase our clinical trial liability insurance coverage.
      We do not currently have product liability insurance because none of our product candidates has yet been approved for commercialization. While we plan to seek product liability insurance coverage if any of our product candidates are sold commercially, we cannot assure you that we will be able to obtain product liability insurance on commercially acceptable terms, if at all, or that we will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect against potential losses.
      Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products if one of our products or product candidates causes, or appears to have caused, an injury. We may be subject to claims against us even if an alleged injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedures and processes related to our product candidates. If these medical personnel are not properly trained or are negligent in using our product candidates, the therapeutic effect of our product candidates may be diminished or the patient may suffer injury, which may subject us to liability. In addition, an injury resulting from the activities of our suppliers may serve as a basis for a claim against us.
      We do not intend to promote, or to in any way support or encourage the promotion of, our product candidates for off-label or otherwise unapproved uses. However, if our product candidates are approved by the FDA or similar foreign regulatory authorities, we cannot prevent a physician from using them for any off-label applications. If injury to a patient results from such an inappropriate use, we may become involved in a product liability suit, which will likely be expensive to defend.
      These liabilities could prevent or interfere with our clinical efforts, product development efforts and any subsequent product commercialization efforts, all of which could have a material adverse effect on our business.
Our success will depend in part on establishing and maintaining effective strategic partnerships, collaborations and licensing agreements.
      Our strategy for the development, testing, culturing and commercialization of our product candidates relies on establishing and maintaining numerous collaborations with various corporate partners, consultants, scientists, researchers, licensors, licensees and others, including the collaborations described in this prospectus. While we are continually in discussions with a number of companies, universities, research institutions, consultants, scientists, researchers, licensors, licensees and others to establish additional relationships and collaborations, which are typically complex and time consuming to negotiate, document and implement, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms.
      Furthermore, any collaboration that we enter into may not be successful. The success of our collaboration arrangements, if any, will depend heavily on the efforts and activities of our collaborators. Possible future collaborations have risks, including the following:

•	our collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

•	our collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would likely seek to secure the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

•	our collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of our product candidates; and

•	our collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us.

      These arrangements also may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the issuance of our securities. If any of our partners terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and product candidates may be substantially delayed. Further, disputes may arise with our collaborators about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators.
Risks Related to Our Intellectual Property
We have licensed and therefore do not own any of the intellectual property that is critical to our business. Any events or circumstances that result in the termination or limitation of our rights under any of the agreements between us and the licensors of our intellectual property could have a material adverse effect on our business.
      All of the intellectual property that is critical to our business has been licensed to us by various third parties. The operative terms of some of our material license agreements are vague or subject to interpretations which may increase the risks of dispute with our licensors.
      Under certain of our patent license agreements, we are subject to development, payment, commercialization and other obligations and, if we fail to comply with any of these requirements or otherwise breach those agreements, our licensors may have the right to terminate the license in whole or in part, terminate the exclusive nature of the license to the extent such license is exclusive or otherwise limit our rights thereunder, which could have a material adverse effect on our business. For instance, we are obligated to pay aggregate fees of $8 million to Cell Transplants International, LLC, or Cell Transplants International, upon commencement of a U.S. Phase II human clinical trial of MyoCell and upon FDA approval of patented technology for heart muscle regeneration. We are also obligated to make certain payments to the Cleveland Clinic in the aggregate amount of $2.25 million upon our achievement of certain development and commercialization objectives in connection with the development of MyoCell.
      Under our material license agreements, including, but not limited to, our license agreement for the primary patent for MyoCell, our licensors generally have the right to control the filing, prosecution, maintenance and defense of all licensed patents and patent applications and, if a third party infringes on any of those licensed patents, to control any legal or other proceedings instituted against that third party for infringement. As a result, our licensors may take actions or make decisions relating to these matters with which we do not agree or which could have a material adverse effect on our business. Likewise, our licensors may in the future grant licenses outside the field of heart damage treatment to third parties to use the patents and other intellectual property to which we have rights under our exclusive or conditionally exclusive license agreements. Should our licensors elect not to pursue the filing, prosecution or maintenance of a licensed patent application or patent or institute legal or other proceedings against a third party for infringements of those patents, then we may be required to undertake these proceedings alone or jointly with others, who may have interests that are different from ours. Under certain of our license agreements, we have no right to undertake these proceedings even if our licensors refuse to do so. As a result, we may have no control or only limited control over the prosecution, maintenance, defense and enforcement of patent applications and patents that are critical to our business. In that regard, certain of our license agreements require that we contribute to the costs of filing, prosecuting, maintaining, defending and enforcing the licensed patent applications, patents and other intellectual property, whether or not we agree with those actions. Further, such actions typically require the expenditure of considerable time and money.
      Any termination or limitation of, or loss of exclusivity under, our exclusive or conditionally exclusive license agreements would have a material adverse effect on us and could delay or completely terminate our product development efforts.
We do not have patent protection for MyoCell outside of the United States and we may not be able to effectively enforce our intellectual property rights in certain countries, which could have a material adverse effect on our business.
      We are seeking or intend to seek regulatory approval to market our product candidates in a number of foreign countries, including various countries in Europe. MyoCell, however, is not protected by patents outside of the United States, which means that competitors will be free to sell products that incorporate the same technologies that are used in MyoCell in those countries, including in European countries, which we believe may be one of the largest potential markets for these product candidates. In addition, the laws and practices in some of those countries, or others in which we may seek to market our other product candidates in the future, may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and otherwise have a material adverse effect on our business.
Our success depends on the protection of our intellectual property rights, particularly the patents that have been licensed to us, and our failure to secure and maintain these rights would materially harm our business.
      Our commercial success depends to a significant degree on our ability to:

•	obtain and/or maintain protection for our product candidates under the patent laws of the United States and other countries;

•	defend and enforce our patents once obtained;

•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;

•	maintain trade secrets and other intellectual property rights relating to our product candidates; and

•	operate without infringing upon the patents and proprietary rights of third parties.
      The degree of intellectual property protection for our technology is uncertain, and only limited intellectual property protection may be available for our product candidates, which may prevent us from gaining or keeping any competitive advantage against our competitors. Although we believe the patents that have been licensed or sublicensed to us, and the patent applications that we own or that have been licensed to us, generally provide us a competitive advantage, the patent positions of biotechnology, biopharmaceutical and medical device companies are generally highly uncertain, involve complex legal and factual questions and have been the subject of much litigation. Neither the U.S. Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology patents. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Further, a court or other government agency could interpret our patents in a way such that the patents do not adequately cover our current or future product candidates. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

      In particular, we cannot assure you that:

•	we or the owners or other inventors of the patents that we own or that have been licensed to us or that may be issued or licensed to us in the future were the first to file patent applications or to invent the subject matter claimed in patent applications relating to the technologies upon which we rely;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our patent applications will result in issued patents;

•	the patents and the patent applications that we own or that have been licensed to us or that may be issued or licensed to us in the future will provide a basis for commercially viable products or will provide us with any competitive advantages, or will not be challenged by third parties;

•	the patents and the patent applications that have been licensed to us are valid and enforceable;

•	we will develop additional proprietary technologies that are patentable;

•	we will be successful in enforcing the patents that we own or that have been licensed to us and any patents that may be issued or licensed to us in the future against third parties; or

•	the patents of third parties will not have an adverse effect on our ability to do business.
      Accordingly, we may fail to secure meaningful patent protection relating to any of our existing or future product candidates or discoveries despite the expenditure of considerable resources. Further, there may be widespread patent infringement in countries in which we may seek patent protection, including countries in Europe, which may instigate expensive and time consuming litigation which could adversely affect the scope of our patent protection. In addition, others may attempt to commercialize products similar to our product candidates in countries where we do not have adequate patent protection. Failure to obtain adequate patent protection for our product candidates, or the failure by particular countries to enforce patent laws or allow prosecution for alleged patent infringement, may impair our ability to be competitive. The availability of infringing products in markets where we have patent protection, or the availability of competing products in markets where we do not have adequate patent protection, could erode the market for our product candidates, negatively impact the prices we can charge for our product candidates, and harm our reputation if infringing or competing products are manufactured to inferior standards.
The patent we believe is the primary basis for the protection of MyoCell is scheduled to expire in the United States in July 2009 and if we are unable to secure a patent term extension, we will have to seek to protect MyoCell through a combination of patents on other aspects of our technology and trade secrets, which may not prove to be effective.
      We anticipate that we will seek to collaborate with the owners of the patent, Dr. Peter Law and Cell Transplants International, to extend the term of this patent and, provided that MyoCell is approved by the FDA prior to the patent expiration date and certain other material conditions are satisfied, we believe that this patent will be eligible for a five-year extension of its term until July 2014. It is possible that the FDA will not complete review of and grant approval for MyoCell before this patent expires. In such event, a regular patent term extension will not be available, but Dr. Law and Cell Transplants International could request a one-year interim extension of the patent term during the period beginning six months before and ending fifteen days before the patent expiration. The request for interim extension must satisfy a number of material conditions including those conditions necessary to receive a regular patent term extension. Under certain circumstances the patent owner can request up to four additional one-year interim extensions. However, we cannot assure you that Dr. Law and Cell Transplants International will seek to obtain, or will be successful in obtaining, any regular or interim patent term extension.
      Once this patent expires, competitors will not be prevented from developing or marketing their own similar or identical compositions for the treatment of muscle degeneration, assuming they receive the requisite regulatory approval.

We have limited recourse available in the event that patents necessary for the use by our customers of the TGI 100 or TGI 1200 product candidates, certain disposable products used in conjunction with these product candidates or processes or cells derived from these product candidates directly or indirectly infringe any patent rights of a third party.
      Our customers’ use of the TGI 100 product candidate, the TGI 1200 product candidate, certain disposable products used in conjunction with these product candidates and processes or cells derived from these product candidates may be determined to directly or indirectly infringe on patent rights held by third parties, including Thomas Jefferson University, or Third Party Patent Rights.
      The recourse available to us in the event that these patents are determined to directly or indirectly infringe any of the Third Party Patent Rights is limited by the terms of our exclusive license and distribution agreement with Tissue Genesis. Pursuant to this agreement, Tissue Genesis has agreed that we and our customers will not be liable for damages for directly or indirectly infringing any Third Party Patent Rights for the treatment of acute heart attacks. Tissue Genesis has, subject to certain conditions, also agreed to indemnify and hold harmless us and our customers from all claims that the products infringe any patents, copyrights or trade secret rights of a third party. However, if our use of the products is enjoined or if Tissue Genesis wishes to minimize its liability, Tissue Genesis may, at its option and expense, either:

•	substitute a substantially equivalent non-infringing product for the infringing product;

•	modify the infringing product so that it no longer infringes but remains functionally equivalent; or

•	obtain for us the right to continue using such item.
      If none of the foregoing is feasible, Tissue Genesis is required to accept a return of the infringing product and refund to us the amount paid for such product. Any termination of our right to use, lease or sell the TGI 100 product candidate, the TGI 1200, certain disposable products used in conjunction with these product candidates and/or the processes or cells derived from these product candidates or any inability by Tissue Genesis to refund to us the amounts we paid for such products could have a material adverse effect on us.
Patent applications owned by or licensed to us may not result in issued patents, and our competitors may commercialize the discoveries we attempt to patent.
      The patent applications that we own and that have been licensed to us, and any future patent applications that we may own or that may be licensed to us, may not result in the issuance of any patents. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to the type and scope of patent claims to which we may in the future be entitled under our license agreements or that may be issued to us in the future. These applications may not be sufficient to meet the statutory requirements for patentability and therefore may not result in enforceable patents covering the product candidates we want to commercialize. Further, patent applications in the United States that are not filed in other countries generally are not published until at least 18 months after they are first filed and patent applications in certain foreign countries generally are not published until many months after they are filed. Scientific and patent publication often occurs long after the date of the scientific developments disclosed in those publications. As a result, we cannot be certain that we or any of our licensors was or will be the first creator of inventions covered by our (or their) patents or applications or the first to file such patent applications. As a result, our issued patents and patent applications could become subject to challenge by third parties that created such inventions or filed patent applications before us or our licensors, resulting in, among other things, interference proceedings in the U.S. Patent and Trademark Office to determine priority of discovery or invention. Interference proceedings, if resolved adversely to us or our licensors, could result in the loss of or significant limitations on patent protection for our products or technologies. Even in the absence of interference proceedings, patent applications now pending or in the future filed by third parties may prevail over the patent applications that have been or may be owned by or licensed to us or that we or our licensors may file in the future or may result in patents that issue alongside patents issued to us or our licensors or that may be issued or licensed to us in the future, leading to uncertainty over the scope of the patents owned by or licensed to us or that may in the future be owned by us or our freedom to practice the claimed inventions.
Our patents may not be valid or enforceable, and may be challenged by third parties.
      We cannot assure you that the patents that have been issued or licensed to us would be held valid by a court or administrative body or that we would be able to successfully enforce our patents against infringers, including our competitors. The issuance of a patent is not conclusive as to its validity or enforceability, and the validity and enforceability of a patent is susceptible to challenge on numerous legal grounds. Challenges raised in patent infringement litigation brought by or against us may result in determinations that patents that have been issued or licensed to us or any patents that may be issued to us or our licensors in the future are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in these patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property and our competitive advantage. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of any of our patents.
      In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts. Our inability to enforce our patents against infringers and competitors may impair our ability to be competitive and could have a material adverse effect on our business.
Issued patents may not provide us with any competitive advantage or provide meaningful protection against competitors.
      We own, hold licenses or hold sublicenses to an intellectual property portfolio consisting of approximately 19 patents and 19 patent applications in the United States, and approximately twelve patents and 51 patent applications in foreign countries, for use in the field of heart muscle regeneration. However, the discoveries or technologies covered by these patents may not have any value or provide us with a competitive advantage and many of these discoveries or technologies may not be applicable to our product candidates at all. With the exception of the technology related to MyoCell, we have devoted limited resources to identifying competing technologies that may have a competitive advantage relative to ours, especially those competing technologies that are not perceived as infringing on our intellectual property rights. In addition, the standards that courts use to interpret and enforce patent rights are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, will be afforded by these patents with respect to our products if we or our licensors attempt to enforce these patent rights and those rights are challenged in court.
      The existence of third party patent applications and patents could significantly limit our ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing research, development or commercialization of product candidates or may be required to obtain licenses, if available, to these patents or to develop or obtain alternative technology. If another party controls patents or patent applications covering our product candidates, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our product candidates or we may be required to pay royalties, which could be substantial, to obtain licenses to use those patents or patent applications. We believe we will need to, among other things, license additional intellectual property to commercialize a number of our product candidates, including MyoCell II with SDF-1, in the form we believe may prove to be the most safe and/or effective.
      In addition, issued patents may not provide commercially meaningful protection against competitors. Other parties may seek and/or be able to duplicate, design around or independently develop products having effects similar or identical to our patented product candidates that are not within the scope of our patents. For example, we believe that a number of our competitors have proposed catheter designs that are apparently intended to avoid infringing upon our catheter related technology.

      Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued outside of the United States. We do not have patent protection for our product candidates in a number of our target markets and, under our license agreements, we may not have the right to initiate proceedings to obtain patents in those countries. The failure to obtain adequate patent protection for our product candidates in any country would impair our ability to be commercially competitive in that country.
Litigation or other proceedings relating to patent and other intellectual property rights could result in substantial costs and liabilities and prevent us from commercializing our product candidates.
      Our commercial success depends significantly on our ability to operate in a way that does not infringe or violate the intellectual property rights of third parties in the United States and in foreign countries. We are not currently a party to any litigation or other adverse proceeding with regard to our patents or intellectual property rights. However, the biotechnology, biopharmaceutical and medical device industries are characterized by a large number of patents and patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed patent applications or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Third parties may claim that our products or related technologies infringe their patents. Further, we, or our licensors, may need to participate in interference, opposition, protest, reexamination or other potentially adverse proceedings in the U.S. Patent and Trademark Office or in similar agencies of foreign governments with regards to our patents and intellectual property rights. In addition, we or our licensors may need to initiate suits to protect our intellectual property rights.
      Certain of our competitors in the field have acquired patents which might be used to attempt to prevent commercialization of MyoCell. We are aware of at least three such patent families. We believe the patents in these three families are narrow, and that we do not infringe any valid claims of these patents in our current practice. The U.S. Patent and Trademark Office has commenced a re-examination relating to one of these patent families. There is no assurance that we will receive a favorable ruling in this proceeding. In the event that the proceeding fails to result in limitation of the claims of the subject patent, such outcome may have a material adverse effect on our business, financial condition and results of operation.
      Litigation or any other proceeding relating to intellectual property rights, even if resolved in our favor, may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, in certain cases, result in substantial additional expenses to license technologies from third parties. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An unfavorable outcome in any patent infringement suit or other adverse intellectual property proceeding could require us to pay substantial damages, including possible treble damages and attorneys’ fees, cease using our technology or developing or marketing our products, or require us to seek licenses, if available, of the disputed rights from other parties and potentially make significant payments to those parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms. Even if we are able to obtain rights to a third party’s patented intellectual property, those rights may be non-exclusive and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our product candidates or may have to cease some of our business operations as a result of patent infringement claims, which could materially harm our business. We cannot guarantee that our products or technologies will not conflict with the intellectual property rights of others.
      If we need to redesign our products to avoid third party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, cell culturing, manufacturing or other information related to any redesigned product and, ultimately, in obtaining regulatory approval. Further, any such redesigns may result in less effective and/or less commercially desirable products if the redesigns are possible at all.

      Additionally, any involvement of us in litigation in which we or our licensors are accused of infringement may result in negative publicity about us or our products, injure our relations with any then-current or prospective customers and marketing partners and cause delays in the commercialization of our products.
If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
      In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and proprietary know-how to protect our technology and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.
Other Risks Related to Our Business
Our operations are consolidated primarily in one facility. A disaster at this facility is possible and could result in a prolonged interruption of our business.
      All of our administrative operations and substantially all of our U.S. cell culturing operations are located at our facilities in Sunrise, Florida. Our business is and will continue to be influenced by local economic, financial and other conditions affecting the South Florida area. This may include prolonged or severe inclement weather in the South Florida area or a catastrophic event such as a hurricane or tornado, all of which are common events in Florida.
We depend on attracting and retaining key management and scientific personnel and the loss of these personnel could impair the development of our products candidates.
      Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with academic institutions, clinicians and scientists. We are seeking to hire a new Chief Executive Officer and anticipate that once a new Chief Executive Officer is located Mr. Howard J. Leonhardt, our current Chairman and Chief Executive Officer, will continue with us as our Executive Chairman and Chief Technology Officer. We are highly dependent upon our senior scientific staff. The loss of services of one or more members of our senior scientific staff could significantly delay or prevent the successful completion of our clinical trials or commercialization of our product candidates. The employment of each of our employees with us is “at will,” and each employee can terminate his or her employment with us at any time. We do not have a succession plan in place for any of our officers and key employees. Although we are seeking to secure “key person”

insurance on Mr. Leonhardt, we do not carry insurance on any of our other key employees and, accordingly, their death or disability may have a material adverse effect on our business.
      The competition for qualified personnel in the life sciences field is intense. We will need to hire additional personnel, including regulatory and sales personnel, as we continue to expand our development activities. We may not be able to attract and retain quality personnel on acceptable terms given our geographic location and the competition for such personnel among life sciences, biotechnology, pharmaceutical and other companies. If we are unable to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities and our business may be harmed.
If we acquire other businesses and technologies our performance may suffer.
      If we are presented with opportunities, we may seek to acquire additional businesses and/or technologies. The acquisition of businesses and technologies may require significant expenditures and management resources that could otherwise be available for development of other aspects of our business. Future acquisitions may require the issuance of additional shares of stock or other securities which would further dilute your investment or the incurrence of additional debt and liabilities which could create additional expenses, any of which may negatively impact our financial results and result in restrictions on our business that may harm our future outlook and cause our stock price to decline.
We may not be able to effectively manage our future growth.
      If we are able to commercialize one or more of our product candidates, we may not be able to manage future growth following such commercialization because:

•	we may be unable to effectively manage our personnel and financial operations;

•	we may be unable to hire or retain key management and staff; and

•	commercial success may stimulate competitive challenges that we may be unable to meet, resulting in declining market share and sales of our products.
      Any inability to manage our growth effectively could adversely affect our business.
Expansion into international markets is important to our long-term success, and our inexperience in operations outside the United States increases the risk that our international operations may not be successful.
      We believe that our future growth depends on obtaining regulatory approvals to sell our product candidates in foreign countries and our ability to sell our product candidates in those countries. We have only limited experience with operations outside the United States. Our goal of selling our products into international markets will require management attention and resources and is subject to inherent risks, which may adversely affect us, including:

•	unusual or burdensome foreign laws or regulations and unexpected changes in regulatory requirements, including potential restrictions on the transfer of funds;

•	no or less effective protection of our intellectual property;

•	foreign currency risks;

•	political instability, including adverse changes in trade policies between countries in which we may maintain operations; and

•	longer accounts receivable payment cycles and difficulties in collecting payments.
      These factors and other factors could adversely affect our ability to execute our international marketing strategy or otherwise have a material adverse effect on our business.

Because we have operated as a private company, we have no experience complying with public company obligations. Compliance with these requirements will increase our costs and require additional management resources, and we may still fail to comply.
      We will incur significant additional legal, accounting, insurance and other expenses as a result of being a public company that we have not incurred as a private company. For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market will result in substantially increased costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business. These rules and any related regulations that may be proposed in the future will likely make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these laws, rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur, but we expect our operating results will be adversely affected by the costs of operating as a public company.
Our internal control over financial reporting may be insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.
      In connection with the audit of our financial statements for the year ended December 31, 2005, we identified a significant deficiency in our internal control over financial reporting which constituted a material weakness. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The significant deficiency related to our year-end closing methodologies and was based on the number and size of year-end adjustments we recorded. While we have taken steps to attempt to remedy this material weakness and the significant deficiency through our addition of a chief financial officer and corporate controller, we may still experience material weaknesses and significant deficiencies, which, if not remediated, may render us unable to prevent or detect in a timely manner material misstatements that could occur in our monthly or interim financial statements.
Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.
      As a public company, within the next 24 months, we will be required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors that both addresses management’s assessments and provides for the independent auditor’s assessment of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal control over financial reporting also will involve significant costs and can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that our internal control over financial reporting is effective in accordance with Section 404, and our independent registered public accounting firm may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results and could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

We face intense competition in the biotechnology and healthcare industries.
      We face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies developing heart failure treatments both in the United States and abroad, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug discovery activities or funding both in the United States and abroad. We also face competition from entities and healthcare providers using more traditional methods, such as surgery and pharmaceutical regimens, to treat heart failure. We believe there are a substantial number of heart failure products under development by numerous pharmaceutical, biopharmaceutical, medical device and biotechnology companies, and it is likely that other competitors will emerge. We are also aware of several competitors developing cell-based therapies for the treatment of heart damage, including MG Biotherapeutics, LLC (a joint venture between Genzyme Corporation and Medtronic, Inc.), Mytogen, Inc., Baxter International, Inc., Osiris Therapeutics, Inc., Viacell, Inc., Cytori Therapeutics, Inc. and potentially others. We also recognize that there may be competitors and competing technologies, therapies and/or products that we are not aware of.
      These third parties also compete with us in recruiting and retaining qualified personnel, establishing clinical trial sites and registering patients for clinical trials, as well as acquiring or licensing intellectual property and technology. Many competitors have more experience than we do in research and development, marketing, cell culturing, manufacturing, preclinical testing, conducting clinical trials, obtaining FDA and foreign regulatory approvals and marketing approved products. The competitors, some of which have their own sales and marketing organizations, have greater financial and technical resources than we do and may be better equipped than we are to sell competing products, obtain patents that block or otherwise inhibit our ability to further develop and commercialize our product candidates, obtain approvals from the FDA or other regulatory agencies for products more rapidly than we do, or develop treatments or cures that are safer or more effective than those we propose to develop. In addition, academic institutions, governmental agencies, and other public and private organizations conducting research in the field of heart damage may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.
      MyoCell is a non-acute clinical therapy designed to be utilized at least a few months after a patient has suffered heart damage. Our competitors may discover technologies and techniques for the acute treatment of heart failure, which, if successful in treating heart failure shortly after its occurrence, may reduce the market size for non-acute treatments, including MyoCell.
Our industry is subject to rapid technological change.
      Our industry is subject to rapid technological change and our cellular-based therapies involve new and rapidly developing technology. Our competitors may discover technologies and techniques, or enter into partnerships with collaborators in order to develop, competing products that are more effective or less costly than the products we develop. We expect this technology to undergo significant change in the future. If there is rapid technological development, our current and future product candidates or methods may become obsolete or noncompetitive before or after we commercialize them.
Risks Related to This Offering
There is no prior public market for our stock. Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.
      There previously has been no public market for our common stock. The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and does not purport to be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this section and other matters, including:

•	publications of clinical trial results by clinical investigators or others about our products and competitors’ products and/or our industry;

•	changes by securities analysts in financial estimates of our operating results and the operating results of our competitors;

•	publications of research reports by securities analysts about us, our competitors or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	retention and departures of key personnel;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community; and

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest.
      Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, especially life sciences and pharmaceutical companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. As a result, the market price of our common stock is likely to be similarly volatile and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business.
Our existing shareholders, including Mr. Leonhardt, have significant control of our management and affairs, which they could exercise against your best interests.
      Immediately following the completion of this offering, based on shares outstanding as of                     , 2007, our executive officers and directors and persons and entities that were our shareholders prior to this offering will beneficially own an aggregate of approximately                     % of our outstanding common stock, or approximately                     % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. In particular, Mr. Leonhardt will own approximately                     % of our outstanding common stock immediately following this offering, or approximately                     % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full, in each case based on shares outstanding as of                     , 2007. As a result, Mr. Leonhardt currently has, and will continue to have, a significant influence over the outcome of all corporate actions requiring shareholder approval. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders. The interests of these shareholders may not coincide with our interests or the interests of other shareholders.
An active trading market for our common stock may not develop.
      This is our initial public offering of common stock, and prior to this offering there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the representatives of the underwriters. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for our common stock.
If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution. You may also experience dilution in the future.
      The initial public offering price per share is substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $                    , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $                    in the net tangible book value per share of the common stock from the price you paid. We also have outstanding stock options to purchase                     shares of our common stock at a weighted average exercise price of                     per share as of                     , 2007. To the extent that options with an exercise price less than the initial public offering price are exercised, there will be further dilution.
      Under certain of our patent license agreements, including our license agreements with Cell Transplants International and the Cleveland Clinic, we are required to make certain large milestone payments upon our achievement of certain development and commercialization objectives. We may be required to or, to the extent we do not have the cash resources necessary to satisfy our obligations may seek to, issue shares or other securities in satisfaction of our financial obligations under these license agreements. To the extent we issue shares at a price per share less than the initial public offering price per share, you will incur dilution in the net tangible book value per share.
Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.
      Sales of our common stock in the public market following this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Immediately upon completion of this offering, we will have                     outstanding shares of common stock based on shares outstanding as of                     , 2007. In general, the shares sold in this offering will be freely tradable without restriction, assuming they are not held by our affiliates. The remaining                     shares of common stock outstanding after this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, or the Securities Act, 180 days (subject to extension for up to an additional 34 days under limited circumstances as described under “Underwriting”) after the completion of this offering following the expiration of lock-up agreements entered into by our directors and officers and holders of more than 1% of our common stock for the benefit of the underwriters.
      In addition, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our Officers and Employees Stock Option Plan and Directors and Consultants Stock Option Plan. We expect these additional registration statements to become effective immediately upon filing.
      Furthermore, immediately after completion of this offering, the holders of                     shares of our outstanding common stock will also have the right to require that we register those shares under the Securities Act on several occasions and will also have the right to include those shares in any registration statement we file with the SEC, subject to exceptions, which would enable those shares to be sold in the public markets, subject to the restrictions under lock-up agreements referred to above.
      Any or all shares subject to the lock-up agreements may be released, without notice to the public, for sale in the public markets prior to expiration of the lock-up period at the discretion of BMO Capital Markets Corp.
Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      As of the date of this prospectus, we cannot specify with certainty the amount of net proceeds from this offering that we will spend on particular uses. Although our management currently intends to use the net proceeds in the manner described in “Use of Proceeds,” it will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.
Anti-takeover provisions of Florida law, our articles of incorporation and our bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or attempts to replace or remove our management that could be beneficial to our shareholders.
      Our articles of incorporation and bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our shareholders, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our bylaws impose restrictions on the persons who may call special shareholder meetings. Furthermore, the Florida Business Corporation Act contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others, (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. The Florida Business Corporation Act also prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board of Directors. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders.
We do not intend to pay cash dividends on our common stock in the foreseeable future.
      Our policy is to retain earnings to provide funds for the operation and expansion of our business and, accordingly, we have never declared or paid any cash dividends on our common stock or other securities and do not currently anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of our common stock to realize a return on their investments, if any. The declaration and payment of dividends by us are subject to the discretion of our Board of Directors and the restrictions specified in our articles of incorporation and by applicable law. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus may contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Any such forward-looking statements would be contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.
      The forward-looking statements in this prospectus include, among other things, statements about:

•	the initiation and completion of clinical trials;

•	the announcement of data concerning the results of clinical trials for MyoCell;

•	our estimates regarding future revenues and timing thereof, expenses, capital requirements and needs for additional financing;

•	our ongoing and planned discovery programs, preclinical studies and additional clinical trials;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy; and

•	our intellectual property position.
      Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are not eligible for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS
      Based upon an assumed initial public offering price of $                    per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                     shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $                    million payable by us, will be approximately $                    million (or $ million if the underwriters exercise their over-allotment option in full). A $1.00 increase (decrease) in the assumed initial public offering price of $                    per share would increase (decrease) the net proceeds to us from this offering by $                    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
      We intend to use the net proceeds of this offering to fund the growth of our business, including:

•	approximately $ million for the MYOHEART II and SEISMIC Trials;

•	approximately $ million for projected payments pursuant to our license agreements and to further develop and protect our intellectual property portfolio;

•	approximately $ million for the further development and clinical testing of our pipeline product candidates; and

•	approximately $ million for general corporate purposes, including working capital needs, development of a sales and marketing force, and potential acquisitions of technologies or businesses or the establishment of partnerships and collaborations complementary to our business.
      The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our results of operation, financial condition and capital requirements. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above.
      Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
      Our policy is to retain earnings to provide funds for the operation and expansion of our business and, accordingly, we have never declared or paid any cash dividends on our common stock or other securities and do not currently anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will most likely need to sell shares of our common stock to realize a return on their investments, if any. The declaration and payment of dividends by us are subject to the discretion of our Board of Directors and the restrictions specified in our articles of incorporation and by applicable law. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

CAPITALIZATION
      The following table presents our cash and cash equivalents and our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to our issuance of 766,216 shares of our common stock between October 1, 2006 and January 31, 2007 for aggregate net proceeds of approximately $3.6 million in a private placement to accredited investors; and

•	on a pro forma as adjusted basis to give effect to the sale by us of shares of our common stock at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, and the receipt of net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The pro forma information below is illustrative only and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2006
	(Unaudited)

			Pro Forma
	Actual	Pro Forma	as Adjusted

Cash and cash equivalents	$5,183,441	$8,812,583	$

Shareholders’ equity:
Preferred stock: 5,000,000 shares authorized, none issued and outstanding actual, pro forma and pro forma as adjusted	$—	$—	$
Common stock: 40,000,000 shares authorized, actual and pro forma; 100,000,000 shares authorized, pro forma as adjusted; 20,098,537 shares issued and outstanding, actual; 20,864,753 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	20,099	20,865
Additional paid-in capital	65,671,979	69,300,355
Deficit accumulated during the development stage	(62,275,676)	(62,275,676)

Total shareholders’ equity	3,416,402	7,045,544

Total capitalization	$3,416,402	$7,045,544	$

      The table above excludes as of September 30, 2006:

•	an aggregate of 3,107,275 shares of common stock issuable upon exercise of outstanding options under our stock option plans, with a weighted average exercise price of $3.01 per share;

•	an aggregate of 1,892,725 additional shares of common stock reserved for future awards under our stock option plans; and

•	an aggregate of 357,632 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.68 per share.
      From October 1, 2006 through December 31, 2006, we granted options to purchase an aggregate of 39,852 shares of our common stock under our stock option plans with an exercise price of $4.75 per share and warrants to purchase an aggregate of 2,500,000 shares of our common stock with an exercise price of $4.75 per share. From January 1, 2007 through January 31, 2007, we granted options to purchase an aggregate of 56,000 shares of our common stock under our stock option plans with an exercise price of $5.23 per share.
DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after completion of this offering.
      Our net tangible book value as of September 30, 2006 was approximately $3.4 million, or approximately $0.17 per share of our common stock. Net tangible book value per share is determined at any date by subtracting our total liabilities from our total tangible assets (total assets less intangible assets) and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. Our pro forma net tangible book value as of September 30, 2006 was approximately $7.0 million or $0.34 per share. Pro forma net tangible book value per share gives effect to our issuance of 766,216 shares of our common stock between October 1, 2006 and January 31, 2007 for aggregate net proceeds of approximately $3.6 million in a private placement to accredited investors.
      After giving effect to the sale of                     shares offered by us in this offering at an assumed initial public offering price of $                    per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $                    million, or approximately $                    per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                    per share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $                    per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of September 30, 2006		$0.17
Pro forma increase in net tangible book value per share attributable to issuance of common stock between October 1, 2006 and January 31, 2007		$0.17

Pro forma net tangible book value per share as of September 30, 2006		$0.34
Pro forma increase in net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$

Dilution per share to new investors			$
      The following table summarizes as of September 30, 2006 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing shares of our common stock in this offering based on

an assumed public offering price of $        per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price per
	Number	Percentage	Amount	Percentage	Share

Existing shareholders	20,098,537		$51,122,401		$2.54
New investors

Total

      The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2006 and excludes:

•	an aggregate of 3,107,275 shares of common stock issuable upon exercise of outstanding options under our stock option plans, with a weighted average exercise price of $3.01 per share;

•	an aggregate of 1,892,725 additional shares of common stock reserved for future awards under our stock option plans; and

•	an aggregate of 357,632 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.68 per share.
      From October 1, 2006 through December 31, 2006, we granted options to purchase an aggregate of 39,852 shares of our common stock under our stock option plans with an exercise price of $4.75 per share and warrants to purchase an aggregate of 2,500,000 shares of our common stock with an exercise price of $4.75 per share. From January 1, 2007 through January 31, 2007, we granted options to purchase an aggregate of 56,000 shares of our common stock under our stock option plans with an exercise price of $5.23 per share.
      Because the exercise price of the outstanding options and warrants is below the anticipated offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options or warrants are exercised. See “Management — Our stock option plans” for further information regarding our equity incentive plans.
      A $1.00 increase (decrease) in the assumed initial public offering price of $                    per share would increase (decrease) our pro forma as adjusted net tangible book value by $                    million and the pro forma as adjusted net tangible book value per share after completion of this offering by $                    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $                    per share, the increase in net tangible book value per share to existing shareholders would be $                    per share and the dilution in net tangible book value to new investors would be $                    per share.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table presents selected consolidated historical financial data. We derived the selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and consolidated balance sheet data as of December 31, 2004 and 2005 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from our audited financial statements that do not appear in this prospectus. We derived the consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2005 and 2006 and our financial condition as of September 30, 2006. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2006 should not be considered indicative of results expected for the full fiscal year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$25	$2	$46	$86	$135	$127	$106
Cost of sales	—	—	30	46	87	75	63

Gross profit	25	2	16	40	48	52	43
Expenses:
Research and development	6,597	7,361	3,502	3,787	4,534	3,142	5,339
Marketing, general and administrative	1,714	1,946	2,523	1,731	2,831	2,111	5,680
Depreciation and amortization	—	—	31	34	46	33	46

Total expenses	8,311	9,307	6,056	5,552	7,411	5,286	11,065

Loss from operations	(8,286)	(9,305)	(6,040)	(5,512)	(7,363)	(5,234)	(11,022)
Total interest income (expense), net	113	47	2	(7)	36	9	78

Net loss before income taxes	(8,173)	(9,258)	(6,038)	(5,519)	(7,327)	(5,225)	(10,944)
Income taxes	—	—	—	—	—	—	—

Net loss	$(8,173)	$(9,258)	$(6,038)	$(5,519)	$(7,327)	$(5,225)	$(10,944)

Basic and diluted net loss per share	$(0.94)	$(0.95)	$(0.46)	$(0.37)	$(0.42)	$(0.31)	$(0.57)

Weighted average shares outstanding — basic and diluted	8,707	9,724	12,985	14,875	17,244	16,681	19,057

	As of December 31,					As of
						September 30,
	2001	2002	2003	2004	2005	2006

						(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,980	$2,231	$635	$182	$5,158	$5,183
Working capital (deficit)	2,010	554	(784)	(2,000)	4,210	2,769
Total assets	3,251	2,540	921	729	5,869	6,227
Long-term debt, less current portion	—	—	—	—	—	—
Deficit accumulated during the development stage	(23,191)	(32,449)	(37,877)	(44,005)	(51,332)	(62,276)
Total shareholders’ equity (deficit)	$2,129	$788	$(554)	$(1,857)	$4,586	$3,416

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.” Moreover, past financial and operating performances are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends.
Overview
      We are a biotechnology company focused on the discovery, development and commercialization of therapies using cells derived from a patient’s body, and related devices, for the treatment of heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. Since our inception in August 1999, our principal activities have included:

•	developing and engaging in clinical trials of our lead product candidate, MyoCell, and our MyoCath product candidate;

•	expanding our pipeline of complementary product candidates through internal development and third party licenses;

•	expanding and strengthening our intellectual property position through internal programs and third party licenses; and

•	recruiting management, research and clinical personnel.
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous (patient derived) cell-based therapies and related devices, for the treatment of heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	obtain initial regulatory approval of MyoCell by targeting patients with severe heart damage;

•	obtain regulatory approval of MyoCell to treat patients with less severe heart damage;

•	continue to develop our pipeline of cell-based therapies and related devices for the acute and non-acute treatment of heart damage;

•	develop our sales and marketing capabilities in advance of regulatory approval, if any;

•	continue to refine our MyoCell cell culturing processes to further reduce our costs processing times;

•	expand and enhance our intellectual property rights; and

•	license, acquire and/or develop complementary products and technologies.
      In January 2007, we enrolled the final patient in the SEISMIC Trial. We anticipate that we will complete the MyoCell implantation procedure on the final patient by the end of the first quarter 2007.
      If the final six-month SEISMIC Trial data is generally consistent with the interim data, we intend to seek approval in the fourth quarter of 2007 from various European regulatory bodies to market MyoCell to treat the subclass of patients who would meet the eligibility criteria for participation in the SEISMIC Trial and who have an expected annual mortality rate of 20% (i.e., generally the sickest 30% of NYHA Class III heart failure patients), or the Class III Subgroup.

      In November 2006, we submitted our amended Investigational New Drug application, or IND application, setting forth the proposed protocol for the MYOHEART II Trial to the FDA. This study is planned to include 450 patients, including 150 controls, at up to 60 sites in the United States and five sites in Europe.
      We are a development stage company and our lead product candidate has not generated any material revenues and is not expected to until late 2008 or early 2009. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future as we continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, add information systems and personnel, make payments pursuant to our license agreements upon our achievement of certain milestones, continue development of additional product candidates using our technology, establish sales and marketing capabilities and incur the additional cost of operating as a public company. In particular, we expect that our research and development and general and administrative expenses will increase substantially from prior periods.
      As of September 30, 2006, our deficit accumulated during our development stage was approximately $62.3 million. From inception in August 1999 through January 31, 2007, we have financed our operations through private placements of our common stock in which we have raised an aggregate of $52.5 million.
      We conduct operations in one business segment. We may organize our business into more discrete business units when and if we generate significant revenue from the sale of our product candidates. Substantially all of our revenue since inception has been generated in the United States, and the majority of our long-lived assets are located in the United States.
Financial Operations Overview

Revenues
      We have not generated any material revenues from our lead product candidate. The revenues we have recognized to date are related to (i) sales of MyoCath to Advanced Cardiovascular Systems, Inc., or ACS, originally a subsidiary of Guidant Corporation and now d/b/a Abbott Vascular, a division of Abbott Laboratories, in connection with the testing of MyoCell, (ii) fees associated with our assignment to ACS of our rights relating to the primary patent covering MyoCath, or the Primary MyoCath Patent, and (iii) revenues generated from a paid registry trial in Mexico.
      In June 2003, we entered into agreements with ACS pursuant to which we assigned to ACS our rights relating to the Primary MyoCath Patent, committed to deliver 160 units of MyoCath and sold other related intellectual property for aggregate consideration of $900,000. We initially recorded payments received by us pursuant to these agreements as deferred revenue. We are recognizing the $900,000 as revenue on a pro rata basis as the catheters are delivered.
      We do not anticipate that our revenues will materially increase unless and until our lead product candidate, MyoCell, receives regulatory approval. Our revenue may vary substantially from quarter to quarter and from year to year. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicative of our future performance.

Cost of Sales
      Cost of sales consists primarily of the costs associated with the production of MyoCath and the costs associated with the culturing of cells for paid registry trials.

Research and Development
      Our research and development expenses consist of costs incurred in identifying, developing and testing our product candidates. These expenses consist primarily of costs related to our clinical trials, the acquisition of intellectual property licenses and preclinical studies. We expense research and development costs as incurred.
      Clinical trial expenses include costs related to the culture and preparation of cells in connection with our clinical trials, costs of contract research, costs of clinical trial facilities, costs of delivery systems, salaries and related expenses for clinical personnel and insurance costs. Preclinical study expenses include costs of contract research, salaries and related expenses for personnel, costs of development biopsies, costs of delivery systems and costs of lab supplies.
      We are focused on the development of a number of autologous cell-based therapies, and related devices, for the treatment of heart damage. Accordingly, many of our costs are not attributable to a specifically identified product candidate. We use our employee and infrastructure resources across several projects, and we do not account for internal research and development costs on a product candidate by product candidate basis. From inception through September 30, 2006, we incurred aggregate research and development costs of approximately $44 million related to our product candidates.
      Clinical trials and preclinical studies are time-consuming and expensive. Our expenditures on current and future preclinical and clinical development programs are subject to many uncertainties. We generally test our products in several preclinical studies and then conduct clinical trials for those product candidates that we determine to be the most promising. As we obtain results from clinical trials, we may elect to discontinue or delay trials for some product candidates in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, size of trial and intended use of the product candidate.
      Due to the risks inherent in the clinical trial process, development completion dates and costs vary significantly for each product candidate, are difficult to estimate and are likely to change as clinical trials progress. We currently estimate that, in addition to the costs we have incurred through September 30, 2006, it will cost us approximately $1.1 million to complete the SEISMIC Trial and approximately $16.2 million to complete the MYOHEART II Trial.
      The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including the number of patients who participate in the clinical trials, the number of sites included in the clinical trials, the length of time required to enroll trial participants, the efficacy and safety profile of our product candidates and the costs and timing of and our ability to secure regulatory approvals.

Marketing, General and Administrative
      Our marketing, general and administrative expenses primarily consist of the costs associated with our general management and clinical marketing and trade programs, including, but not limited to, salaries and related expenses for executive, administrative and marketing personnel, rent, insurance, legal and accounting fees, consulting fees, travel and entertainment expenses, conference costs and other clinical marketing and trade program expenses.

Stock-Based Compensation
      Stock-based compensation reflects our recognition as an expense of the value of stock options issued to our employees and non-employees over the vesting period of the options. The fair value of the common stock underlying options granted during 2005 and the first three quarters of 2006 was estimated by our Board of Directors, with input from our management and an independent valuation firm. Based on these factors, we granted stock options in 2005 and during the first two quarters of 2006 at an exercise price of $3.50 per share. In the third quarter of 2006, we granted stock options at exercise prices of $3.50 and $4.75 per share
      During 2005 and the nine months ended September 30, 2006, we recognized stock-based compensation expense of $2.0 million and $4.3 million, respectively. A substantial portion of the expense recognized in the nine months ended September 30, 2006 relates to our issuance of common stock, stock options and stock warrants to an employee as part of a settlement in August 2006. Further stock-based compensation of $256,264 is expected to be recognized in the fourth quarter of 2006. We intend to grant stock options and other stock-based compensation in the future and we may therefore recognize additional stock-based compensation in connection with these future grants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Critical Accounting Policies
      This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our critical accounting policies are described in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe the following policies are important to understanding and evaluating our reported financial results:

Stock-Based Compensation
      Prior to January 1, 2006, we accounted for stock-based compensation arrangements with employees under the intrinsic value method specified in Accounting Principles Board Opinion No. 25, or APB No. 25. Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, established the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 permitted companies to elect to continue using the intrinsic value accounting method specified in APB No. 25 to account for stock-based compensation related to option grants and stock awards to employees. In 2005, we elected to retain the intrinsic value based method for such grants and awards and disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation in Note 1 to our financial statements. Option grants to non-employees are valued using the fair value based method prescribed by SFAS No. 123 and expensed over the period services are provided.
      In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R eliminates, among other items, the use of the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. SFAS No. 123R became effective for us as of January 1, 2006, resulting in an increase in our stock-based compensation expense. We expense amounts related to employee stock options granted after January 1, 2006 utilizing the Black-Scholes option pricing model to measure the fair value of stock options. We amortize the estimated fair value of employee stock option grants over the vesting period. Additionally, we are required to apply the provisions of SFAS No. 123R on a modified prospective basis to awards granted before January 1, 2006. Stock-based compensation expense for 2006 and future periods will include the unamortized portion of employee stock options granted prior to January 1, 2006. Our future equity-based compensation expense will also depend on the number of stock options granted and the estimated value of the underlying common stock at the date of grant.

Revenue Recognition
      Since inception, we have not generated any material revenues from our lead product candidate. In accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, our revenue policy is to recognize revenues from product sales and service transactions generally when persuasive evidence of an arrangement exists, the price is fixed or determined, collection is reasonably assured and delivery of product or service has occurred.

      We initially recorded payments received by us pursuant to our agreements with ACS as deferred revenue. Revenues are recognized on a pro rata basis as the catheters are delivered pursuant to those agreements.

Research and Development Activities
      Research and development expenditures, including payments to collaborative research partners, are charged to expense as incurred. We expense amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.
Results of Operations
      We are a development stage company and our lead product candidate has not generated any material revenues and is not expected to until late 2008 or early 2009. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future as we continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, add information systems and personnel, make payments pursuant to our license agreements upon our achievement of certain milestones, continue development of additional product candidates using our technology, establish sales and marketing capabilities and incur the additional cost of operating as a public company. In particular, we expect that our research and development and marketing, general and administrative expenses will increase substantially from prior periods.

Comparison of Nine Months Ended September 30, 2006 and September 30, 2005

Revenues
      Total revenues were $106,000 in the nine-month period ended September 30, 2006, a decrease of $21,000 from total revenues of $127,000 in the nine-month period ended September 30, 2005. Revenues decreased due to fewer catheters being delivered during the nine-month period ended September 30, 2006. In the nine-month period ended September 30, 2005, we generated $90,000 of revenue from sales of MyoCath to ACS.

Cost of Sales
      Cost of sales was $63,000 in the nine month period ended September 30, 2006 as compared to $75,000 in the nine month period ended September 30, 2005. The decrease in cost of sales was primarily attributable to our decreased sales of MyoCath in the first nine months of 2006.

Research and Development
      Research and development expenses were $5.4 million in the nine month period ended September 30, 2006, an increase of $2.3 million, or 74.2%, from research and development expenses of $3.1 million in the nine-month period ended September 30, 2005. Our increase in research and development expenses in the first nine months of 2006 was primarily attributable to $1.5 million of expenses recognized in connection with the licensing agreement with Cleveland Clinic (discussed below), stock-based compensation costs of $238,000 and increased clinical costs of $288,000. Approximately $1.9 million of the expenses incurred in the first nine months of 2006 were related to the MYOHEART and SEISMIC Trials, including approximately $720,500 of fees paid to our clinical trial investigators, approximately $479,000 of costs related to cell culturing and approximately $340,000 of clinical site expenses.
      On February 1, 2006, we entered into a patent licensing agreement with the Cleveland Clinic pursuant to which we acquired worldwide exclusive licenses to five pending U.S. patent applications related to our MyoCell II with SDF-1 product candidate. Pursuant to this agreement, we paid Cleveland Clinic an upfront license fee of $250,000 and additional license fees of $312,000 and $938,000 on September 28, 2006 and October 2, 2006, respectively.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $5.7 million in the nine-month period ended September 30, 2006, an increase of $3.6 million, or 171.4%, from marketing, general and administrative expenses of $2.1 million in the nine month period ended September 30, 2005. The increase in marketing, general and administrative expenses during the first nine months of 2006 was primarily attributable to the stock-based compensation costs related to the issuance of common stock, stock options and stock warrants to a related party pursuant to a settlement.

Total Net Interest Income
      Total net interest income consists of interest expense, offset by earnings on our cash and cash equivalents. Total net interest income was $78,000 in the nine months ended September 30, 2006 compared to total net interest income of $9,000 in the nine months ended September 30, 2005. The increase in total net interest income was primarily attributable to higher cash balances resulting from sales of our common stock received in the third quarter of 2006.

Loss from Operations
      In the nine month period ended September 30, 2006, we incurred a loss from operations of $11.0 million, which was approximately $5.8 million greater than the loss from operations incurred in the nine month period ended September 30, 2005.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Revenues
      Total revenues were $135,000 in 2005, an increase of $49,000 from total revenues of $86,000 in 2004. The increase in revenues is primarily attributable to sales of MyoCath to ACS in 2005.

Cost of Sales
      Cost of sales was $87,000 in 2005, an increase of $41,000 from cost of sales of $46,000 in 2004. The increase in cost of sales is primarily attributable to increased sales of MyoCath to ACS in 2005.

Research and Development
      Research and development expenses were $4.5 million in 2005, an increase of $700,000, or 18.4%, from research and development expenses of $3.8 million in 2004, primarily attributable to an increase in the number of patients participating in our clinical trials in 2005. Approximately $2.5 million of the expenses incurred in 2005 were related to the MYOHEART and SEISMIC Trials, including costs related to cell culturing, cell shipping, investigator fees, and clinical site expenses. Approximately $1.2 million of the expenses incurred in 2005 were related to our preclinical studies.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $2.8 million in 2005, an increase of $1.1 million, or 64.7%, from marketing, general and administrative expenses of $1.7 million in 2004. The increase in marketing, general and administrative expenses was primarily due to stock-based compensation expense of $1.2 million in 2005 compared to $149,000 in 2004.

Total Net Interest Income
      Total net interest income was $37,000 in 2005 compared to total net interest expense of $7,000 in 2004.

Loss from Operations
      In the year ended December 31, 2005, we incurred a loss from operations of $7.3 million, which is approximately $1.8 million greater than the loss from operations incurred in the year ended December 31, 2004.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Revenues
      Total revenues were $86,000 in 2004, an increase of $40,000 from total revenues of $46,000 in 2003. The increase in revenues is primarily attributable to an increase in sales of MyoCath to ACS and revenues generated from the sale of certain intellectual property rights.

Cost of Sales
      Cost of sales was $46,000 in 2004, an increase of $16,000 from cost of sales of $30,000 in 2003. The increase in cost of sales is primarily attributable to increased sales of MyoCath to ACS in 2004.

Research and Development
      Research and development expenses were $3.8 million in 2004, an increase of $300,000, or 8.6%, from research and development expenses of $3.5 million in 2003, primarily attributable to costs related to sponsored research. Approximately $2.2 million of the expenses incurred in 2004 were related to the MYOHEART Trial and our Phase I/ II clinical trial of MyoCell and MyoCath in various countries in Europe, including costs related to cell culturing, cell shipping, investigator fees, and clinical site expenses. Approximately $1.0 million of the expenses incurred in 2004 were related to our preclinical studies.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $1.7 million in 2004, a decrease of $800,000, or 32.0%, from marketing, general and administrative expenses of $2.5 million in 2003. The reduction in marketing, general and administrative expenses was primarily due to reductions in costs stemming from our closure of office locations outside of South Florida as well as reductions in travel costs, professional fees and salary expenses.

Total Net Interest Income
      Total net interest expense was $7,000 in 2004 compared to total net interest income of $2,000 in 2003.

Loss from Operations
      In the year ended December 31, 2004, we incurred a loss from operations of $5.5 million, which is approximately $500,000 less than the loss from operations incurred in the year ended December 31, 2003.
Liquidity and Capital Resources
      Net cash used in operating activities was $5.2 million in the nine months ended September 30, 2006 as compared to $4.4 million of cash used in the nine months ended September 30, 2005, primarily due to net losses of $10.9 million in the nine months ended September 30, 2006 and $5.2 million in the nine months ended September 30, 2005.

      Our uses of cash in the nine months ended September 30, 2006 were partly offset by the following sources of cash:

•	$1.3 million of accounts payable increases; and

•	$4.3 million of stock-based compensation.
      Net cash used in investing activities was $155,000 in the nine months ended September 30, 2006 as compared to $289,000 in the nine months ended September 30, 2005. All of the cash utilized in investing activities for the nine months ended September 30, 2006 and 2005 related to our acquisition of property and equipment.
      Net cash provided by financing activities was $5.4 million during the nine months ended September 30, 2006, all of which was generated from our issuance of common stock. Net cash provided by financing activities was $10.1 million in the first nine months of 2005, which was generated from our issuance of common stock.
      During the nine-month period ended September 30, 2006, we agreed to pay $153,000 in cash and issued equity instruments with a fair value of $3.4 million in connection with a settlement with one of our officers. We also issued warrants with a fair value of $97,000 during this same period in exchange for licenses of intellectual property.
      For the years ended December 31, 2005, 2004 and 2003, net cash used in operating activities was $5.8 million, $5.0 million, and $4.9 million, respectively, primarily attributable to net losses of $7.3 million in 2005, $5.5 million in 2004 and $6.0 million in 2003.
      In 2005, our other primary uses of cash in operating activities were:

•	$399,000 of accounts payable reductions; and

•	$120,000 of deferred revenue reductions.
      Our uses of cash in 2005 were partly offset by the following sources of cash:

•	$2.0 million of stock-based compensation; and

•	$182,000 of inventory reductions.
      For the years ended December 31, 2005, 2004 and 2003, net cash used in investing activities was approximately $326,000, $59,000, and $32,000, respectively. All of our investing activities from January 1, 2003 through December 31, 2005 related to our acquisition of property and equipment.
      For the years ended December 31, 2005, 2004 and 2003, net cash provided by financing activities was $11.1 million, $4.6 million, and $3.4 million, respectively. Substantially all of the cash provided by financing activities from January 1, 2003 to December 31, 2006 has been generated from our issuance of common stock in various private placements. Since our inception in August 1999 through September 30, 2006, we have received aggregate net proceeds of $48.9 million from these private placements.
Existing Capital Resources and Future Capital Requirements
      At September 30, 2006 and January 31, 2007, we had cash and cash equivalents totaling $5.2 million and $4.8 million, respectively. Assuming that we secure $                     million of net proceeds in connection with this offering, we believe that the net proceeds together with our existing cash and cash equivalents will be sufficient to fund our currently budgeted cash needs for at least the next 24 months.
      Our lead product candidate has not generated any material revenues. We do not expect to generate any material revenues or cash from sales of our lead product candidate until late 2008 or early 2009. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future. These matters raise substantial doubt about our ability to continue as a going concern. To date, we have relied on proceeds from the private placement of our common stock to provide the funds necessary to conduct our research and development activities and to meet our other cash needs.

      We expect that our expenses and capital expenditures will increase significantly during 2007 and beyond as a result of a number of factors, including:

•	costs related to our continuation of clinical trials with respect to MyoCell;

•	costs related to our continued research and development and new clinical trials with respect to our pipeline product candidates;

•	costs of applying for regulatory approvals;

•	capital expenditures to increase our research and development and cell culturing capabilities;

•	costs associated with our addition of operational, financial and management information systems and personnel and development and protection of our intellectual property;

•	our obligations to make payments pursuant to license agreements upon achievement of certain milestones; and

•	costs associated with our establishment of sales and marketing capabilities to commercialize products for which we obtain regulatory approval, if any.
      The magnitude of our future expenditures and cash requirements will depend on numerous factors, including, but not limited to:

•	the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;

•	the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);

•	our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;

•	the ongoing availability of funds from foreign governments to build new manufacturing facilities;

•	the costs involved in any potential litigation that may occur;

•	decisions by us to pursue the development of new product candidates or technologies or to make acquisitions or investments; and

•	the effect of competing products, technologies and market developments.
      See “Risk Factors — We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay or curtail the development or commercialization of our product candidates. An inability to obtain additional financing could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.”
Effects of Being a Public Company
      After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of the NASDAQ Global Market.
      We are working with our legal and accounting advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.
      In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $2.0 million of incremental operating expenses in our first year of being a public company and an estimated $1.9 million per year thereafter. The incremental costs are estimates and actual incremental expenses could be materially different from these estimates. We cannot estimate with reasonable certainty the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.
Commitments and Contingencies
      The table below summarizes our commitments and contingencies at September 30, 2006. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements and appropriate classification of items under generally accepted accounting principles currently in effect.

	Payments Due by Period

		Less than
		12	13-36	37+
	Total	Months	Months	Months

Operating lease obligations	$390,000	$106,000	$242,000	$42,000
      We have entered into several operating lease agreements for facilities and equipment, primarily for our office building and cell culturing facility in Sunrise, Florida. Terms of certain lease arrangements include renewal options, payment of executory costs such as real estate taxes, insurance, common area maintenance and escalation clauses.
      Under our licensing agreement and related agreements with Dr. Law and his affiliate, Cell Transplants International, we are required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the patent for heart muscle regeneration licensed to us by Dr. Law and a $5 million payment upon FDA approval of patented technology for heart muscle regeneration. In addition, we are required to pay royalties to Cell Transplants International equal to 5% of gross sales in the territories where the licensed patents are issued of products and services that read directly on the claims of the licensed patents.
      Our licensing agreement with the Cleveland Clinic requires us to make certain milestone payments to the Cleveland Clinic upon expected milestones including: (a) $200,000 upon FDA or foreign equivalent approval of an IND application covering product candidates derived from the licensed patents, (b) $300,000 upon full enrollment of an FDA approved Phase I clinical trial, (c) $750,000 upon full enrollment of the last clinical trial needed prior to a Biologic License Application submission to the FDA or foreign equivalent and (d) $1.0 million upon the first commercial sale of an FDA approved product derived from the licensed patent. At the option of the Cleveland Clinic, we may be required to pay one-half of any milestone payment in shares of our common stock. The number of shares payable will be based upon the market value of our common stock on the date of the milestone payment. To the extent we do not complete a milestone activity by the target completion date, we will be required to pay $100,000, or the Extension Fee, to extend the target completion date for an additional one year period, or the Extension Period. If such milestone activity is achieved during the first six months of the Extension Period, the Extension Fee will be credited against the applicable milestone payment. We will also be required to pay Cleveland Clinic royalty fees equal to 5% of net sales of any products derived from the licensed patents.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quantitative and Qualitative Disclosure About Market Risks
      Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are expected to be in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To reduce risk, we maintain our portfolio of cash, cash equivalents and short-term and long-term investments in a variety of interest-bearing instruments, including U.S. government and agency securities, high-grade U.S. corporate bonds, asset-backed securities, commercial paper and money market funds. We do not have any derivative financial investments in our investment portfolio. Due to the nature of our investments and expected investments, we believe that we are not subject to any material market risk exposure.
Recent Accounting Pronouncements
      In December 2004, the FASB issued Statement 123(R), Share-Based Payment, which addresses the accounting for share-based payment transactions (for example, stock options and awards of restricted stock) in which an employer receives employee services in exchange for equity securities of the company or liabilities that are based on a fair value of the company’s equity securities. This statement eliminates use of APB No. 25, and requires such transactions to be accounted for using a fair value-based method and recording compensation expense rather than optional pro forma disclosure. The new standard substantially amends SFAS No. 123. The statement is effective on January 1, 2006 and will require the Company to recognize an expense for the fair value of its unvested outstanding stock options in future financial statements. The adoption of this standard will result in the Company recording additional compensation expense of $197,972 in 2006, for options granted as of December 31, 2005.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on the Company’s financial statements.
      In June 2006, the FASB issued FASB Interpretation Number 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet analyzed the impact that FIN 48 will have on the financial condition, results of operations, cash flows or disclosures.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of SFAS No. 157 to have a material effect on the Company’s financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the first fiscal period ending after November 15, 2006. The Company is currently evaluating the impact of the adoption of SAB No. 108 on the Company’s financial statements.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

BUSINESS
Overview
      We are a biotechnology company focused on the discovery, development and commercialization of therapies using cells derived from a patient’s body, and related devices, for the treatment of heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The core technology used in MyoCell has been the subject of human clinical trials involving 90 enrollees and 62 related patients to date, conducted over the last seven years, and animal studies conducted over the last 18 years. Our most recent clinical trials of MyoCell include the SEISMIC Trial, a fully enrolled 46 patient Phase II clinical trial in various countries in Europe and the MYOHEART Trial a completed 20 patient Phase I dose escalation trial in the United States. Interim results of the SEISMIC Trial were recently announced and we have submitted to the FDA the protocol for a 450 patient, multicenter Phase II trial of MyoCell in the United States, or the MYOHEART II Trial. We have designed the MYOHEART II Trial so that upon approval of the protocol, if any, we anticipate asking the FDA to consider it a pivotal trial. The SEISMIC Trial and the MYOHEART II Trial have been designed to test the safety and efficacy of MyoCell in treating severe non-acute damage to the heart in patients in Class II or Class III heart failure according to the New York Heart Association, or NYHA, heart failure classification system.
      MyoCell is a non-acute clinical therapy intended to improve cardiac function and designed to be utilized months or even years after a patient has suffered severe heart damage due to a heart attack or other cause. MyoCell uses myoblasts, cells that are precursors to muscle cells, from the patient’s own body. When injected into scar tissue within the heart wall, myoblasts have shown to be capable of engrafting in the surrounding tissue and differentiating into mature skeletal muscle cells and/or cells which exhibit properties of both skeletal and cardiac muscle cells. As part of the MyoCell therapy, myoblasts are removed from a patient’s thigh muscle, isolated, grown through our proprietary cell culturing process, and injected directly in the scar tissue of a patient’s heart. We anticipate that an interventional cardiologist will perform the minimally invasive cell injection process with MyoCath, our proprietary catheter, or a similarly designed endoventricular catheter. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other cell-based clinical therapies including tissue rejection and instances of the cells differentiating into cells other than muscle. Although a number of therapies have proven to improve the cardiac function of a damaged heart, no currently available treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
      Interim data from the MYOHEART Trial and the SEISMIC Trial were presented by the lead investigator of each trial in January 2007 at the Third Annual International Conference on Cell Therapy for Cardiovascular Diseases and are described in greater detail below. The purpose of each trial is to assess the safety and efficacy of MyoCell delivered via MyoCath. The lead investigator for the MYOHEART Trial presented one-month safety data for all 20 of the treated patients, and three and six-month interim data for 16 of the 20 treated patients. Although not statistically significant due, in part, to the limited number of patients treated, the lead investigator indicated that the safety of MyoCell is strongly suggested and the preliminary efficacy data demonstrated a trend towards an improvement in scores for six-minute walk distance, or Six-Minute Walk Distance, and an improvement in quality of life, or Quality of Life. The lead investigator for the SEISMIC Trial presented data for 16 treated patients and nine control group patients for which at least one-month follow-up data was available. He reported on three efficacy endpoints: Six-Minute Walk Distance scores, NYHA Class and left ventricular ejection fraction, or LVEF. The SEISMIC Trial’s lead investigator noted that the preliminary efficacy trends appear encouraging and that the interim analysis suggests that the most frequent adverse event, irregular heartbeats, appears to be manageable with close observation and prophylactic use of implantable cardioverter defibrillators, or ICDs, and anti-arrhythmic drug therapy.
      If the final six-month SEISMIC Trial data is generally consistent with the interim data, we intend to seek approval in the fourth quarter of 2007 from various European regulatory bodies to market MyoCell to treat the subclass of patients who would meet the eligibility criteria for participation in the SEISMIC Trial and who have an expected annual mortality rate of 20% (i.e., generally the sickest 30% of NYHA Class III heart failure patients), or the Class III Subgroup. Assuming FDA approval of the protocol for the MYOHEART II Trial, we intend to seek to enroll and treat all of the clinical patients in the trial by the end of the second quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the first quarter of 2009. If the final safety and efficacy results provide what we believe is significant proof that MyoCell is safe and effective, we anticipate submitting such data to the FDA to obtain regulatory approval of MyoCell.
      In addition to studies we have sponsored, we understand that myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 200 treated patients. Although we believe many of the trials are different from the trials sponsored by us in a number of important respects, it is our view that the trials have advanced the cell therapy industry’s understanding of the potential opportunities and limitations of myoblast-based therapies.
      We believe the market for treating patients in NYHA Class II or NYHA Class III heart failure is significant. According to the American Heart Association Heart Disease Statistics — 2007 Update, in the United States there are approximately 5.2 million patients with heart failure. We believe that approximately 60% of these patients are in either NYHA Class II or NYHA Class III heart failure.
Business Strategy
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous (patient derived) cell-based therapies, and related devices, for the treatment of heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	Obtain initial regulatory approval of MyoCell by targeting patients with severe heart damage. In January 2007, we completed the enrollment of patients in the 46 patient SEISMIC Trial. If the final six-month SEISMIC Trial data is generally consistent with the interim data, we intend to seek approval in the fourth quarter of 2007 from various European regulatory bodies to market MyoCell to treat the Class III Subgroup. By targeting a class of patients for whom existing therapies are very expensive, unavailable or not sufficiently effective, we hope to expedite regulatory approval of MyoCell. Assuming our U.S. clinical trial experience is comparable to our experience to date in European trials, we anticipate utilizing a similar strategy in our efforts to secure U.S. regulatory approval of our lead product candidate.

•	Obtain regulatory approval of MyoCell to treat patients with less severe heart damage. If we obtain initial regulatory approval of MyoCell for the Class III Subgroup, we intend to continue to sponsor clinical trials in an effort to demonstrate that MyoCell should receive regulatory approval to treat all patients in NYHA Class II or NYHA Class III heart failure and, provided we believe we have a reasonable basis to support such an indication, we intend to seek regulatory approval for these patients.

•	Continue to develop our pipeline of cell-based therapies and related devices for the acute and non-acute treatment of heart damage. In parallel with our efforts to secure regulatory approval of MyoCell, we intend to continue to develop and test other product candidates for the acute and non-acute treatment of heart damage. These efforts are expected to initially focus on our MyoCath, MyoCell II with SDF-1, MyoCath II, TGI 100 and TGI 1200 product candidates. We anticipate that, concurrent with our efforts to seek regulatory approval of MyoCell in certain European countries in the fourth quarter of 2007, we will also seek certification to apply the “CE Mark” to MyoCath for its commercial sale and distribution within the European Union.

•	Develop our sales and marketing capabilities. In advance of any regulatory approval of our lead product candidate, we intend to internally build a sales force which we anticipate will market MyoCell primarily to interventional cardiologists.

•	Continue to refine our MyoCell cell culturing processes. We intend to seek to automate a significant portion of our cell culturing processes in an effort to further reduce our culturing costs and processing times. In addition, we intend to seek to further optimize our processing times by building our facilities, or contracting with a small number of cell culturing facilities, in strategic regional locations.

•	Expand and enhance our intellectual property rights. We intend to continue to seek to expand and enhance our intellectual property rights.

•	License, acquire and/or develop complementary products and technologies. We intend to strengthen and expand our product development efforts through the license, acquisition and/or development of products and technologies that support our business strategy.
Industry Background
Myocardial Infarction (Heart Attack)
      Myocardial infarction, or MI, commonly known as a heart attack, occurs when a blockage in a coronary artery severely restricts or completely stops blood flow to a portion of the heart. When blood supply is greatly reduced or blocked for more than a short period of time, heart muscle cells die. If the healthy heart muscle cells do not replace the dead cells within approximately two months, the injured area of the heart becomes unable to function properly. In the healing phase after a heart attack, white blood cells migrate into the affected area and remove the dead heart muscle cells. Then, fibroblasts, the connective tissue cells of the human body, proliferate and form a collagen scar in the affected region of the heart. Following a heart attack, the heart’s ability to maintain normal function will depend on the location and amount of damaged tissue. The remaining initially undamaged heart muscle tissue must perform more work to adequately maintain cardiac output. Because the uninjured region is then compelled to work harder than normal, the heart can progressively deteriorate until it is unable to pump adequate blood to oxygenate the body properly leading to heart failure and ultimately death.
Congestive Heart Failure (CHF)
      Congestive heart failure, or CHF, is a debilitating condition that occurs as the heart becomes progressively less able to pump an adequate supply of blood throughout the body resulting in fluid accumulation in the lungs, kidneys and other body tissues. Persons suffering from NYHA Class II or worse heart failure experience high rates of mortality, frequent hospitalization and poor quality of life. CHF has many causes, generally beginning in patients with a life-long history of high blood pressure or after a patient has suffered a major heart attack or some other heart-damaging event. CHF itself may lead to other complicating factors such as pulmonary hypertension, edema, pulmonary edema, liver dysfunction and kidney failure. Although medical therapy for CHF is improving, it remains a major debilitating condition. According to the American Heart Association Heart Disease Statistics — 2007 Update, the estimated, total direct and indirect costs of heart failure in the United States in 2006 were approximately $33.2 billion.
Classifying Heart Failure
      The NYHA heart failure classification system provides a simple and widely recognized way of classifying the extent of heart failure. It places patients in one of four categories based on how limited they are during physical activity. NYHA Class I heart failure patients have no limitation of activities and suffer no symptoms from ordinary activities. NYHA Class II heart failure patients have a mild limitation of activity and are generally comfortable at rest or with mild exertion. NYHA Class III heart failure patients suffer from a marked limitation of activity and are generally comfortable only at rest. NYHA Class IV heart failure patients generally suffer discomfort and symptoms at rest and should remain confined to a bed or chair.

      The following chart illustrates the various stages of heart failure, their NYHA classifications and the associated current standard of treatment.

NYHA
Class	NYHA Functional Classification(1)	Specific Activity Scale(2)(3)	Current Standard of Treatment(4)

I	Symptoms only with above normal physical activity	Can perform more than 7 metabolic equivalents	ACE Inhibitor, Beta-Blocker
II	Symptoms with normal physical activity	Can perform more than 5 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics
III	Symptoms with minimal physical activity	Can perform more than 2 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics, Digoxin, Bi-ventricular pacers
IV	Symptoms at rest	Cannot perform more than 2 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics, Digoxin, Hemodynamic Support, Mechanical Assist Devices, Bi-ventricular pacers, Transplant

(1)	Symptoms include fatigue, palpitations, dyspnea and angina pain; normal activity is equivalent to walking one flight of stairs or several blocks.

(2)	Based upon the Goldman Activity Classification of Heart Failure, which classifies severity of heart failure based on estimated metabolic cost of various activities; the four classes of the Goldman Activity Classification system correlate to the NYHA Classes.

(3)	7 metabolic equivalents = shovel snow, carry 24 lbs. up 8 stairs, recreational sports; 5 metabolic equivalents = garden, rake, dance, walk 4 mph on level ground, have intercourse; 2 metabolic equivalents = shower without stopping, strip and make bed, dress without stopping.

(4)	Source: American College of Cardiology/ American Heart Association 2005 Guideline Update for the Diagnosis and Management of Chronic Heart Failure in the Adult.

Diagnosis and Management of Heart Failure
      Heart disease has been the leading cause of death from 1950 through 2003 within the United States according to the U.S. Department of Health and Human Services. The American College of Cardiology/ American Heart Association 2005 Guideline Update for the Diagnosis and Management of Chronic Heart Failure in the Adult, or the ACC/ AHA Guidelines, provides recommendations for the treatment of non-acute heart failure in adults with normal or low LVEF. The treatment escalates and becomes more invasive as the heart failure worsens. Current non-acute treatment options for severe heart damage include, but are not limited to, heart transplantation and other surgical procedures, bi-ventricular pacers, drug therapies, ICDs, and ventricular assist devices. Therapies utilizing drugs, ICDs and bi-ventricular pacers are currently by far the most commonly prescribed treatments for patients suffering from NYHA Class II or NYHA Class III heart failure. Since the therapies generally each address a particular feature of heart disease or a specific subgroup of heart failure patients, the therapies are often complementary and used in combination.
      Drug Therapies. The ACC/ AHA Guidelines recommend that most patients with heart failure should be routinely managed with a combination of ACE inhibitors, beta-blockers and diuretics. The value of these drugs has been established by the results of numerous large-scale clinical trials and the evidence supporting a central role for their use is, according to the ACC/ AHA Guidelines, compelling and persuasive. ACE inhibitors and beta blockers have been shown to improve a patient’s clinical status and overall sense of well being and reduce the risk of death and hospitalization. Side effects of ACE inhibitors include hypotension, worsening kidney function, potassium retention, cough and angioedema. Side effects of beta-blockers include fluid retention, fatigue, bradycardia and heart block and hypotension.
      Bi-ventricular Pacers. The ACC/ AHA Guidelines recommend bi-ventricular pacers for persons who, in addition to suffering from heart failure, have left and right ventricles that do not contract in sync, known as ventricular dyssynchrony and who have a LVEF less than or equal to 35%, sinus rhythm and NYHA Class III or NYHA Class IV symptoms despite recommended optimal medical therapy. Bi-ventricular pacers are surgically implanted electrical generators that function primarily by stimulating the un-damaged portion of the heart to beat more strongly using controlled bursts of electrical currents in synchrony. Compared with optimal medical therapy alone, bi-ventricular pacers have been shown in a number of clinical trials to significantly decrease the risk of all-cause hospitalization and all-cause mortality as well as to improve LVEF, NYHA Class and Quality of Life. According to the ACC/ AHA Guidelines, there are certain risks associated with the bi-ventricular pacer including risks associated with implantation and device-related problems.
      Implantable Cardioverter Defibrillators. ACC/ AHA Guidelines recommend ICDs primarily for patients who have experienced a life-threatening clinical event associated with a sustained irregular heartbeat and in patients who have had a prior heart attack and a reduced LVEF. ICDs are surgically implanted devices that continually monitor patients at high risk of sudden heart attack. When an irregular rhythm is detected, the device sends an electric shock to the heart to restore normal rhythm. In 2001, ICDs were implanted in approximately 62,000 and 18,000 patients in the United States and Europe, respectively. Although ICDs have not demonstrated an ability to improve cardiac function, according to the ACC/ AHA Guidelines, ICDs are highly effective in preventing sudden death due to irregular heartbeats. However, according to the ACC/ AHA Guidelines, frequent shocks from an ICD can lead to a reduced quality of life, whether triggered appropriately or inappropriately. In addition, according to the ACC/ AHA Guidelines, ICDs have the potential to aggravate heart failure and have been associated with an increase in heart failure hospitalizations.
      Heart Transplantation and Other Surgical Procedures. According to the ACC/ AHA Guidelines, heart transplantation is currently the only established surgical approach for the treatment of severe heart failure that is not responsive to other therapies. Heart transplantation is a major surgical procedure in which the diseased heart is removed from a patient and replaced with a healthy donor heart. Heart transplantation has proven to dramatically improve cardiac function in a majority of the patients treated and most heart transplant recipients return to work, travel and normal activities within three to six months after the surgery. In addition, the risk of hospitalization and mortality for transplant recipients is dramatically lower than the risk faced by patients in NYHA Class III or NYHA Class IV heart failure. Heart transplants are not, for a variety of reasons, readily available to all patients with severe heart damage. The availability of heart transplants is limited by, among other things, cost and donor availability. In addition to the significant cost involved and the chronic shortage of donor hearts, one of the serious challenges in heart transplantation is potential rejection of the donor heart. For many heart transplant recipients, chronic rejection significantly shortens the length of time the donated heart can function effectively and such recipients are generally administered costly anti-rejection drug regimens which can have adverse and potentially severe side effects.
      There are a number of alternate surgical approaches for the treatment of severe heart failure under development, including cardiomyoplasty, a surgical procedure where the patient’s own body muscle is wrapped around the heart to provide support for the failing heart, the Batista procedure, a surgical procedure that reduces the size of an enlarged heart muscle so that the heart can pump more efficiently and vigorously, and the Dor procedure. According to the ACC/ AHA Guidelines, both cardiomyoplasty and the Batista procedure have failed to result in clinical improvement and are associated with a high risk of death. The Dor procedure involves surgically removing scarred, dead tissue from the heart following a heart attack and returning the left ventricle to a more normal shape. While the early published single-center experience with the Dor procedure demonstrated early and late improvement in NYHA Class and LVEF, according to the ACC/ AHA Guidelines, this procedure’s role in the management of heart failure remains to be defined.
      Ventricular Assist Devices. Ventricular assist devices are mechanical heart pumps that replace or assist the pumping role of the left ventricle of a damaged heart too weak to pump blood through the body. Ventricular assist devices are primarily used as a bridge for patients on the waiting list for a heart transplant and have been shown in published studies to be effective at halting further deterioration of the patient’s condition and decreasing the likelihood of death before transplantation. In addition, ventricular assist devices are a destination therapy for patients who are in NYHA Class IV heart failure despite optimal medical therapy and who are not eligible for heart transplant. According to the ACC/ AHA Guidelines, device related adverse events are reported to be numerous and include bleeding, infection, blood clots and device failure. In addition, ventricular assist devices are very expensive, with the average first-year cost estimated at $222,460.

      We believe the heart failure treatment industry generally has a history of adopting therapies that have proven to be safe and effective complements to existing therapies and using them in combination with existing therapies. It is our understanding that there is no one or two measurement criteria, either quantitative or qualitative, that define when a therapy for treating heart failure will be deemed safe and effective by the FDA. We believe that the safety and efficacy of certain existing FDA approved therapies for heart damage were demonstrated based upon a variety of endpoints, including certain endpoints (such as LVEF) that individually did not demonstrate large numerical differences between the treated patients and untreated patients. For instance, the use of bi-ventricular pacers with optimal drug therapy has proven to significantly decrease the risk of all-cause hospitalization and all-cause-mortality as well as to improve LVEF, NYHA Class and quality of life as compared to the use of optimal drug therapy alone. In the Multicenter InSync Randomized Clinical Evaluation (MIRACLE) trial, one of the first large studies to measure the therapeutic benefits of bi-ventricular pacing, 69% of the patients in the treatment group experienced an improvement in NYHA Class by one or more classes at six-month follow-up versus a 34% improvement in the control group. However, patients in the treatment group experienced on average only a 2.1% improvement in LVEF as compared with a 1.7% improvement for patients in the control group. Although a number of the therapies described above have proven to improve the cardiac function of a damaged heart, no currently available heart failure treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
Our Proposed Solution
      Our lead product candidate is MyoCell. We believe MyoCell has the potential to become a leading non-acute treatment for severe damage to the heart due to its perceived ability to satisfy, at least in part, what we believe to be a presently unmet demand for more effective and/or more affordable non-acute therapies for heart damage.
MyoCell
      The human heart does not have cells that naturally repair or replace damaged heart muscle. Accordingly, the human body cannot, without medical assistance, repopulate regions of scar tissue within the heart with functioning muscle. MyoCell is a non-acute clinical therapy designed to improve cardiac function by populating regions of scar tissue within a patient’s heart with myoblasts derived from a biopsy of a patient’s thigh muscle. Myoblasts are precursors to muscle cells that have the capacity to fuse with other myoblasts or with damaged muscle fibers to regenerate skeletal muscle. When injected into scar tissue within the heart wall, myoblasts have been shown to be capable of engrafting in the surrounding tissue and differentiating into mature skeletal muscle cells and/or cells which exhibit properties of both skeletal and cardiac muscle cells. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other cell-based clinical therapies intended to be used for the non-acute treatment of heart damage including tissue rejection and instances of the cells differentiating into cells other than muscle.
      Our clinical research to date suggests that MyoCell may improve the contractile function of the heart. However, we have not yet been able to demonstrate a mechanism of action. The engrafted skeletal muscle tissues are not believed to be coupled with the surrounding heart muscle by the same chemicals that allow heart muscle cells to contract simultaneously. The theories regarding why contractile function may improve include:

•	the engrafted muscle tissue can contract in unison with the other muscles in the heart by stretching or by the channeling of electric currents;

•	the myoblasts acquire certain characteristics of heart muscle or fuse with them; and/or

•	the injected myoblasts release various proteins that indirectly result in a limit on further scar tissue formation.
      As part of the MyoCell therapy, a general surgeon removes approximately five to ten grams of thigh muscle tissue from the patient utilizing local anesthesia, typically on an outpatient basis. The muscle tissue is then express-shipped to a cell culturing site. At the cell culturing site, our proprietary techniques are used to isolate and remove myoblasts from the muscle tissue. We typically produce enough cells to treat a patient within approximately 21 days of his or her biopsy. Such production time is expected to continue to decrease as we continue to refine our cell culturing processes. After the cells are subjected to a variety of tests, the cultured cells are packaged in injectate media and express shipped to the interventional cardiologist. Within four days of packaging, the cultured myoblasts are injected via catheter directly into the scar tissue of the patient’s heart. The injection process takes on average about one hour and can be performed with or without general anesthesia. Following treatment, patients generally remain in the hospital for approximately 48-72 hours for monitoring.
      The MyoCell injection process is a minimally invasive procedure which presents less risk and considerably less trauma to a patient than conventional (open) heart surgery. Patients are able to walk immediately following the injection process and require significantly less time in the hospital compared with surgically treated patients. In the 62 patients who have received MyoCell delivered via percutaneous catheter, only two procedure-related events (3.2%) have been reported. In both cases, however, no complications resulted from the event, with the patients in each case remaining asymptomatic at all times during and after the procedure.
      We use a number of proprietary processes to create therapeutic quantities of myoblasts from a patient’s thigh muscle biopsy. We have developed and/or licensed what we believe are proprietary or patented techniques to:

•	transport muscle tissue and cultured cells;

•	disassociate muscle tissue with manual and chemical processes;

•	separate myoblasts from other muscle cells;

•	culture and grow myoblasts;

•	identify a cell population with the propensity to engraft, proliferate and adapt to the cardiac environment, including areas of scar tissue; and

•	maintain and test the cell quality and purity.
      We have also developed and/or licensed a number of proprietary and/or patented processes related to the injection of myoblasts into damaged heart muscle, including the following:

•	package the cultured cells in a manner that facilitates shipping and use by the physician administering MyoCell;

•	methods of using MyoCath;

•	the use of an injectate media that assists in the engraftment of myoblasts;

•	cell injection techniques utilizing contrast medias to assist in the cell injection process; and

•	cell injection protocols related to the number and location of injections.
      Assuming we secure regulatory approval of MyoCell for the treatment of all NYHA Class II and NYHA Class III patients, we believe MyoCell will provide a treatment alternative for the millions of NYHA Class II and NYHA Class III patients in the United States and Europe who either do not qualify for or have access to heart transplant therapy. Furthermore, we anticipate that the time incurred and cost of identifying patients qualified to receive MyoCell as well as the cost of MyoCell, including any ICD, drug and bi-ventricular pacer therapies that are simultaneously prescribed, if any, will be less expensive than the current cost of heart transplant therapy. Moreover, MyoCell is less invasive than a heart transplant and is not subject to the tissue rejection and immune system suppression issues associated with heart transplants.
      We believe there is still a large population of patients exhibiting symptoms consistent with NYHA Class II and NYHA Class III heart failure that is seeking an effective or more effective non-acute therapy for heart damage than ICDs, bi-ventricular pacers and drug therapies. We hope to demonstrate that MyoCell is complementary to various therapies using ICDs, bi-ventricular pacers and drugs. In the MYOHEART and SEISMIC Trials, enrolled patients are required to have an ICD and to be on optimal drug therapy to be included in the study. While we do not require patients to have previously received a bi-ventricular pacer to participate in our clinical trials, we plan to accept patients in our MYOHEART II Trial who have had prior placement of a bi-ventricular pacer. We are hopeful that the results of our future clinical trials will demonstrate that MyoCell is complementary to existing therapies for treating heart damage.

Clinical Trials and Planned Clinical Trials
      Several clinical trials have been conducted for the purpose of demonstrating the safety and efficacy of MyoCell and MyoCath. We have sponsored five clinical trials and one registry study of MyoCell involving 90 enrollees, including 62 treated patients to date. In addition to studies we have sponsored, we believe myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 200 treated patients.
      The following table summarizes our planned, ongoing and completed clinical trials of MyoCell. In addition to delivery via MyoCath, MyoCell has been tested in certain trials using Johnson & Johnson’s Myostartm catheter, or the Myostar catheter, and Medtronic’s TransAccesstm catheter, or the TransAccess catheter.

	Number of	Clinical Trial
Clinical Trial	Patients	Sites	Objective	Status

MYOHEART II (Phase II Clinical Trial)	450 anticipated, including 150 controls	Up to 60 sites in the United States and five sites in Europe anticipated	Designed to be a double-blind, randomized, placebo-controlled, multicenter trial to evaluate MyoCell and MyoCath for safety and efficacy	Assuming approval of submitted amended IND, six-month interim data anticipated in the fourth quarter 2008
SEISMIC (Phase II Clinical Trial)	46, including 16 controls	12 sites in the Netherlands, Germany, Belgium, Spain, Poland and the United Kingdom	Phase II European study to assess the safety and efficacy of MyoCell delivered via MyoCath	Trial commenced in 2005; enrollment completed for 46 patients; treatment completed for 18 of the 30 non-control group patients; treatment for the remaining patients anticipated to be completed by the end of the first quarter 2007; final results anticipated in the fourth quarter 2007
MYOHEART (Phase I Clinical Trial)	20	5 sites in the United States	Phase I dose escalation study to assess safety, feasibility and efficacy of MyoCell delivered via MyoCath	Trial commenced in 2003; treatment of all 20 patients completed in October 2006; monitoring patients through twelve month follow-up; interim three-month data received in January 2007 and final twelve-month data anticipated in November 2007
Phase I/II Clinical Trial	15	3 sites in the Netherlands, Germany and Italy	Phase I/II European study to assess the safety and efficacy of MyoCell	Trial commenced in 2002; twelve-month follow-up completed in June 2004
Netherlands Pilot Trial	5	1 site in the Netherlands	Pilot study to assess safety and feasibility of MyoCell	Trial commenced in 2001; six-month follow-up completed in October 2003
2002 Trial	3	1 site in the Netherlands	Designed to evaluate the safety and efficacy of MyoCell delivered via the TransAccess catheter	Trial commenced in 2002; discontinued upon Transvascular’s acquisition by Medtronic
Partial Reimbursement Registry Studies	Up to 140 anticipated in the next two years	6 sites in Korea, Mexico, Switzerland, The Bahamas, Singapore and South Africa anticipated	Designed to generate additional safety and efficacy data and revenues	Requisite regulatory approval to conduct trials received at all sites; contracts in place with an institution in each of Mexico, the Bahamas, Switzerland and Korea; implantation of one patient in Mexico complete

Metrics Used to Evaluate Safety and Efficacy of Heart Failure Treatments
      The performance of therapies used to treat damage to the heart is assessed using a number of metrics, which compare data collected at the time of initial treatment to data collected when a patient is re-assessed at follow-up. The time periods for follow-up are usually three, six and twelve months. Statistical data is often accompanied by a p-value, which is the mathematical probability that the data are the result of random chance. A result is considered statistically significant if the p-value is less than or equal to 5%. The common metrics used to evaluate the efficacy of these therapies include:

Metric	Description

LVEF	LVEF is a measure of the heart’s efficiency and can be used to estimate the function of the left ventricle, which pumps blood to the rest of the body. The LVEF is the amount of blood pumped divided by the amount of blood the ventricle contains. A normal LVEF is more than 55% of the blood volume. Damage to the heart impairs the heart’s ability to efficiently pump and therefore reduces LVEF.
NYHA Class	The NYHA heart failure classification system is a functional and therapeutic classification system based on how much cardiac patients are limited during physical activity.
Six-Minute Walk Distance	Six-Minute Walk Distance is an objective evaluation of functional exercise capacity which measures the distance a patient can walk in six minutes. The distance walked during this test has been shown to correlate with the severity of heart failure.
Quality of Life	Quality of Life is evaluated by patient questionnaire, which measures subjective aspects of health status in heart failure patients.
Number of Hospital Admissions and Mean Length of Stay	The Number of Hospital Admissions and Mean Length of Stay measure the aggregate number of times that a patient is admitted to the hospital during a defined period and the number of days a patient remains in the hospital during each such admission.
Total Days Hospitalized	The Total Days Hospitalized measures the aggregate number of days a patient is admitted to the hospital during a defined period.
End-Systolic Volume	End-Systolic Volume is a measurement of the adequacy of cardiac emptying, related to the function of the heart during contraction.
End-Diastolic Volume	End-Diastolic Volume is the amount of blood in the ventricle immediately before a cardiac contraction begins and is used as a measurement of the function of the heart at rest.
LV Volume	Left Ventricular Volume, or LV Volume, is measured in terms of left ventricular End-Diastolic Volume and left ventricular End-Systolic Volume. Both measure the reduction in volume of blood in the left ventricle of the heart following expansion and contraction, respectively. Reduction in volume generally is reflective of positive ventricular remodeling and improvement in the heart’s ability to circulate oxygenated blood through the arteries.
Wall Motion	Wall Motion is a test designed to show whether the heart is receiving adequate quantities of oxygen-rich blood. Wall motion is generally measured by a stress echocardiography test.
Cardiac Output	Cardiac Output is a measure of the amount of blood that is pumped by the heart per unit time, measured in liters per minute.
BNP Level	B-Type Natriuretic Peptide, or BNP, is a substance secreted from the ventricles or lower chambers of the heart in response to changes in pressure that occur when heart failure develops and worsens. The level of BNP in the blood increases when heart failure symptoms worsen and decreases when the heart failure condition is stable.

MYOHEART II, proposed Phase II Clinical Trial in the United States and certain countries in Europe
      The MYOHEART II Trial is designed to be a double-blind, randomized, placebo-controlled multicenter trial to evaluate MyoCell and MyoCath for safety and efficacy. We submitted our amended IND application setting forth the proposed protocol for this clinical trial to the FDA in November 2006. We have designed the MYOHEART II Trial so that upon approval of the protocol, if any, we anticipate asking the FDA to consider it a pivotal trial. This study is planned to include 450 patients, including 150 controls, at up to 60 sites in the United States and five sites in Europe. We currently anticipate that we will collect data at three months and six months following treatment.
      We anticipate that all of the patients selected for enrollment in the MYOHEART II Trial will have (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least 90 days prior to the date of treatment, (iii) a LVEF of greater than or equal to 10% and less than or equal to 35%, (iv) been on optimal drug therapy for at least two months prior to enrollment and (v) had prior placement of an ICD at least one month prior to enrollment. We anticipate that patients will be required to use Amiodarone, an anti-arrhythmic drug therapy, at least 24 hours prior to MyoCell implantation.
      We anticipate that the patients will be divided into three equally sized groups. Patients in the first group will receive 16 injections during one visit of a dosage of approximately 800 million myoblast cells and placebo injections at a second visit. Patients in the second group will receive injections during two visits of dosages of approximately 400 million myoblast cells per visit with approximately eight injections per visit. Patients in the third group will receive placebo injections during two visits.

      We anticipate the MYOHEART II Trial will measure the following safety and efficacy endpoints of the MyoCell treatment at three and six months following MyoCell implantation:

Primary Safety	Primary Efficacy	Secondary Efficacy	Tertiary Efficacy
Endpoints	Endpoints	Endpoints	Endpoints

Number of serious adverse events in treatment group as compared to the control group	Change in Six-Minute Walk Distance from baseline to six months as compared to control group, or
Quality of Life scores assessed using Minnesota Living with Heart Failure questionnaire from baseline to six months as compared to control group, or
Proportion of patients with an improved NYHA Class from baseline to six months as compared to control group	Total Days Hospitalized in treatment group as compared to control group
Cause-specific hospitalizations in treatment group as compared to control group
Total days alive out of hospital over the six- month study period
Change in LVEF from baseline to six months as compared to control group
Change in LV Volume and wall motion from baseline to six months as compared to control group
Change in BNP Level from baseline to six months as compared to control group	Total cost and healthcare utilization within six months
Time to death or CHF hospitalization
Change in degree of mitral regurgitation from baseline to six months
Change in Six-Minute Walk Distance from baseline to three months as compared to control group
Quality of Life scores assessed using Minnesota Living with Heart Failure questionnaire from baseline to three months as compared to control group
Proportion of patients with improved NYHA Class from baseline to three months as compared to control group
      We anticipate that the clinical trial will also measure as a primary safety endpoint the number of serious adverse events specifically related to MyoCath.
      Assuming FDA approval of the protocol for the MYOHEART II Trial, we intend to seek to enroll and treat all of the clinical patients in the trial by the end of the second quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the first quarter of 2009. If the final safety and efficacy results provide what we believe is significant proof that MyoCell is safe and effective, we anticipate submitting such data to the FDA to obtain regulatory approval of MyoCell.

SEISMIC Trial, Phase II clinical trial in Europe
      The purpose of the SEISMIC Trial is to assess the safety and efficacy of MyoCell delivered via MyoCath. Of the 46 patients, 30 patients, or the Treatment Group Patients, will receive a dosage of between 150 million and 800 million myoblast cells and 16 patients will comprise the control group, or the Control Group Patients. The primary efficacy endpoint is the change in LVEF at three-month and six-month follow-up as compared to baseline LVEF and secondary efficacy endpoints include change in NYHA Class, change in Six-Minute Walk Distance, the effect of MyoCell treatment on hospitalizations or the need for medical treatment outside of hospitalizations and improvements in global contractility, wall thickness, coronary perfusion and change in scar size. The primary safety endpoint is the relative incidence of serious adverse events at three-month and six-month follow-up experienced by the Treatment Group Patients as compared to the Control Group Patients. Serious adverse events are defined to include any adverse events that are fatal, life-threatening, result in permanent impairment or surgery to preclude permanent impairment of a body function, or require in-patient hospitalization that is not specifically required by the clinical trial protocol or is elective. Secondary safety endpoints include the Number of Hospital Admissions and Mean Length of Stay in the six-month period following MyoCell treatment in the Treatment Group Patients as compared to the Control Group Patients.
      In January 2007, we enrolled the final patient in the SEISMIC Trial. We anticipate that we will complete the MyoCell implantation procedure on the final patient by the end of the first quarter of 2007. All of the patients selected for enrollment in the SEISMIC Trial have (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least 90 days prior to the date of treatment, (iii) a LVEF of between 20% to 45%, (iv) been on optimal drug therapy for at least two months prior to enrollment and (v) had prior placement of an ICD at least six months prior to enrollment. All of the patients in the SEISMIC Trial were prescribed Amiodarone to reduce the potential incidence of irregular heartbeats. In Europe, twelve cardiology centers in six countries, including the Netherlands, Germany, Belgium, Spain, Poland and the United Kingdom are conducting the SEISMIC Trial. One of the SEISMIC Trial investigators, Pr. Nicholas Peters, MD, PhD, is a member of our Scientific Advisory Board.
      Interim data from the SEISMIC Trial was presented by Professor Patrick Serruys, MD, PhD, the lead investigator, at the Third Annual International Conference on Cell Therapy for Cardiovascular Diseases in January 2007 with respect to the 16 Treatment Group Patients and nine Control Group Patients, for which at least one month follow-up data was available. The 16 Treatment Group Patients received an average a dosage of 598 ± 110 million myoblast cells.
      Pr. Serruys indicated in his presentation that the limited amount of follow-up at this time prevents meaningful insight to efficacy analysis, however, the preliminary efficacy trends appear encouraging. Pr. Serruys presented the interim results of three efficacy endpoints: Six-Minute Walk Distance, NYHA Class and LVEF. The following information was derived from Pr. Serruys presentation or interim data provided to us by Pr. Serruys:

•	Six-Minute Walk Distance. We currently have six-month follow-up Six-Minute Walk Distance data available for three Treatment Group Patients and four Control Group Patients. The Treatment Group Patients’ Six-Minute Walk Distance scores improved, on average, 97 ± 51.4 meters as compared to an average decline of 20 ± 147.1 meters experienced by the Control Group Patients.

•	NYHA Class. We currently have three-month follow-up NYHA Class data available for eight Treatment Group Patients and six Control Group Patients. The Treatment Group Patients’ NYHA Class decreased, on average, from 2.5 at baseline to 2.125 at three months following treatment, with 37.5% of the Treatment Group Patients improving by at least one NYHA Class. This compares to an average increase in the Control Group Patients’ NYHA Class from 2.25 at baseline to 2.7 at three months following treatment, with none of the Control Group Patients improving at least one NYHA Class. We currently have six-month follow-up NYHA Class data available for two Treatment Group Patients and four Control Group Patients. The Treatment Group Patients’ NYHA Class decreased, on average, from 2.5 at baseline to 2.0 at six months following treatment, with 50% of the Treatment Group Patients improving by at least one NYHA Class. This compares to an average increase in the Control Group Patients’ NYHA Class from 2.25 at baseline to 2.5 at six months following treatment, with 25% percent of the Control Group Patients improving at least one NYHA Class. None of our Treatment Group Patients experienced a worsening in NYHA Class at either three or six months following treatment.

•	LVEF. We currently have three-month follow-up LVEF data available for eight Treatment Group Patients and five Control Group Patients. The Treatment Group Patients’ LVEF increased, on average, from 30.0 ± 10.4 at baseline to 30.2 ± 8.9 at three months following treatment. This compares to an average decrease in the Control Group Patients’ LVEF from 32.8 ± 11.1 at baseline to 32.4 ± 8.9 at three months following treatment. We currently have six-month follow-up LVEF data available for three Treatment Group Patients and three Control Group Patients. The Treatment Group Patients’ LVEF increased, on average, from 30.0 ± 10.4 at baseline to 31.7 ± 21.8 at six months following treatment. This compares to an average decrease in the Control Group Patients’ LVEF from 32.8 ± 11.1 at baseline to 31.7 ± 8.3 at six months following treatment.

      Six of the 16 Treatment Group Patients (37.5%) experienced twelve serious adverse events, including one patient death from multiple organ failure 30 days following MyoCell treatment determined by the investigator as possibly attributable to MyoCell. However, for the Treatment Group Patients who were compliant with the SEISMIC Trial protocol, including the prescribed Amiodarone drug therapy, only three of such 13 Treatment Group Patients (23.1%) versus two of the nine Control Group Patients (22.2%) experienced serious adverse events.
      Seven of the twelve total serious adverse events involved irregular heartbeats, five of which have been investigator determined to be possibly attributable to MyoCell. However, 75% of the patients experiencing irregular heartbeats following MyoCell treatment did not comply with the trial’s protocol for Amiodarone use and all of these patients have previously experienced irregular heartbeats prior to MyoCell implantation. Pr. Serruys indicated in his January presentation that the interim analysis suggests that irregular heartbeats appear to be manageable with close observation and prophylactic use of ICDs and Amiodarone. Pr. Serruys did not present secondary safety endpoint data. The Independent Data Safety and Monitoring Board for the SEISMIC Trial reviewed the serious adverse events experienced by the Treatment Group Patients and has not asked us to alter or terminate the trial and is expected to continue to monitor the occurrence of any serious adverse events.
      We expect final six-month data for the balance of the SEISMIC Trial patients to be available during the fourth quarter of 2007.
      If the final six-month SEISMIC Trial data is generally consistent with the interim data, we intend to seek approval in the fourth quarter of 2007 from various European regulatory bodies to market MyoCell and MyoCath to treat the Class III Subgroup.

MYOHEART Phase I Dose Escalation Clinical Trial in the United States
      In October 2006, we completed the MyoCell implantation procedure on the final patient in our 20 patient Phase I dose escalation MYOHEART Trial in the United States. The purpose of the MYOHEART Trial was to assess the safety, feasibility and efficacy of MyoCell delivered via MyoCath. We divided the patients into four cohorts of five and each group has received a progressively increasing dose of myogenic cells, ranging from 25 million (first cohort) to 675 million (fourth cohort). Safety endpoints were the evaluation of the nature and frequency of serious adverse events during the twelve month period following MyoCell treatment. The MYOHEART Trial was conducted at five clinical sites. Dr. Warren Sherman, the lead investigator, as well as two of the other MYOHEART Trial investigators, Dr. Nicolas Chronos and Dr. Stephen Ellis, are members of our Scientific Advisory Board.
      All of the patients selected for enrollment in the MYOHEART Trial had (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least twelve weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40%, (iv) been on optimal drug therapy and (v) prior placement of an ICD at least one month prior to enrollment. The patients in the MYOHEART Trial did not take Amiodarone to reduce the potential incidence of irregular heartbeats.
      At the January 2007 Third Annual International Conference on Cell Therapy for Cardiovascular Diseases, Dr. Sherman presented one month safety data for all 20 of the patients treated in the MYOHEART Trial. He also presented three and six-month interim efficacy data for 16 of the patients treated, including all of the patients treated in the first three patient cohorts and one patient treated in the fourth cohort, and twelve month data for 10 of the patients treated.

      With regards to efficacy, the interim data from the MYOHEART Trial demonstrates a preliminary trend towards an improvement in Six-Minute Walk Distance and an improvement of Quality of Life. Although not statistically significant due, in part, to the limited number of patients treated in the MYOHEART Trial:

•	patients treated in the first, second, third and fourth cohort demonstrated a 6%, 10%, 22% and 20% respective improvement in their mean Six-Minute Walk Distance at three months as depicted in the charts below:

•	relative to a baseline Quality of Life score, patients reported an improvement in their mean Quality of Life score at three months, six months and twelve months; and

•	relative to a baseline LVEF, patients treated in the first and third cohort experienced a mean increase in LVEF at three months, six months and twelve months and patients treated in the second cohort experienced a mean increase in LVEF at six months and twelve months.
      In line with our expectations for the study, as of January 2007, 16 serious adverse events were reported in eight patients during follow-up. Two of the 20 patients died, adjudicated as possibly related to MyoCell. Six patients experienced irregular heartbeats, four of which have been adjudicated as possibly related to MyoCell. Of these six patients experiencing irregular heartbeats, three patients had previously suffered from this condition prior to MyoCell implantation. Although not statistically significant due, in part, to the limited number of patients treated, Dr. Sherman indicated in his January presentation that the safety of MyoCell is strongly suggested by the MYOHEART results to date.
      We expect to present additional interim data from the MYOHEART Trial in March 2007 and to receive and present final twelve month data from this trial in November 2007.
Phase I/II Clinical Trials in Europe

Netherlands Pilot Trial
      We were one of the financial sponsors of a five patient pilot clinical trial of MyoCell in 2002. The primary endpoint of the study was to assess the safety and feasibility of MyoCell, measured by occurrence of serious adverse events at six months following treatment. The secondary endpoint was to assess improvement of LVEF at one, three and six months following treatment. The trial was performed in the Netherlands by physicians at the Thorax Center of the Erasmus Medical Center. Each patient enrolled in this clinical trial had (i) symptoms associated with NYHA Class II, NYHA Class III or NYHA Class IV heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment and (iii) a LVEF between 20% to 45%. Patients received injections of between 25 million and 293 million myoblast cells.

      For the five patients who participated in the trial, it was reported that, on average, the patients’ LVEF increased from 36 ± 11% at the baseline to 41 ± 9% at three months (p = .009) and 45 ± 8% at six months (p = .23).
      Although not statistically significant due, in part, to the limited number of patients treated, of these patients, we noted that:

•	100% and 60% of the patients improved one NYHA Class at three months and six months following therapy, respectively;

•	40% of the patients improved two NYHA Classes at both three months and six months following therapy;

•	100% of the patients’ LVEF improved by at least 4% at three months following therapy; and

•	60% of the patients’ LVEF improved by at least 20% at six months following therapy.
      All of the MyoCell injection procedures in the pilot clinical trial were without complication and no serious adverse events occurred during the follow-up period. One patient who experienced irregular heart contractions received an ICD within six months of the injection procedure.
      The results of this pilot clinical trial were published by the physicians conducting the trial in the Journal of the American College of Cardiology in December 2003. In the published article, the physicians concluded that the pilot study was the first to demonstrate the potential and feasibility of percutaneous skeletal myoblast delivery as a stand-alone procedure for myocardial repair in patients with post-heart attack heart failure. The physicians further concluded that more data was needed to confirm safety.

Phase I/ II Clinical Trial
      We conducted a non-randomized, multicenter 15 patient Phase I/II clinical trial of MyoCell at institutions located in the Netherlands, Germany and Italy in 2003 to assess the safety of MyoCell and its effect on global ventricular function. As part of this clinical trial, we also assessed the safety and feasibility of MyoCell delivery via MyoCath. Each patient enrolled in the Phase I/II clinical trial had (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40% and (iv) been using beta-blocker therapy unless these drugs were not tolerated or clearly contraindicated. Following treatment of the first six patients participating in this clinical trial, we amended the trial protocol to require that patients have placement of an ICD at least one month prior to enrollment and use of Amiodarone to reduce the potential incidence of irregular heartbeats at least two months prior to and for at least two months following the MyoCell implantation. Patients received injections of between 40 million and 448 million myoblast cells, with an average dosage of 214 ± 117 million myoblast cells.
      The primary efficacy endpoint of the Phase I/II clinical trial was the effect of MyoCell on global ventricular function at three, six and twelve months following implantation as determined by, among other things, NYHA Class, LVEF, End-Diastolic Volume, End-Systolic Volume, Cardiac Output and Wall Motion as measured by stress echocardiography at rest and at low dose. The primary safety endpoint was the clinical status of the patient as measured by, among other things, a comparison of serious adverse events occurring before and following MyoCell implantation.

      The clinical trial investigators observed a tendency towards statistically significant improvement in systolic function at six and twelve-month follow-up. Efficacy data from this trial is summarized in more detail in the following table:

Endpoints	Baseline	3-month	p-value	6-month	p-value	12-month	p-value

NYHA Class(1)	2.8	2.1		1.6		1.9
LVEF(2)	36.3 ± 8	.0 34.3 ±	9.1 0.3	34 ± 7.8	0.3	38.7 ± 9	.4 0.4
End-Diastolic Volume(2)	225 ± 83	186 ± 5	9 0.03	214 ± 37	0.7	197 ± 30	0.4
End-Systolic Volume(2)	145 ± 64	124 ± 4	9 0.05	143 ± 37	0.9	122 ± 29	0.2
Cardiac output(3)	4.6 ± 0.	91 N/A	N/A	5.6 ± 1.6	0.06	5.4 ± 1.	5 0.05
Wall motion as measured by stress echocardiography at rest(1)	3.0 ± 0.	5 2.9 ±	0.6 0.65	2.8 ± 0.6	0.95	2.8 ± 0.	7 0.70
Wall motion as measured by stress echocardiography at low dose(3)	2.8 ± 0.	4 2.6 ±	0.5 0.65	2.5 ± 0.5	0.95	2.5 ± 0.	6 0.70

(1)	Matched data provided for 13 of the 15 patients.

(2)	Matched data provided for eight of the 15 patients.

(3)	Matched data provided for five of the 15 patients.
     Although the data showed a decrease in End-Diastolic Volume, trends towards a reduction in End-Systolic Volume and an increase in LVEF, the data cannot be considered statistically significant. The clinical trial investigators were, however, able to conclude from this data that global left ventricular function remained stable and that no further deterioration of the left ventricles occurred during the twelve months following treatment, which, given the clinical status of the patient group, was determined by the researchers to be a significant observation.
      Although not statistically significant due, in part, to the limited number of patients treated, we noted that:

•	85% and 62% of the 13 surviving patients improved one NYHA Class at six months and twelve months following therapy, respectively;

•	31% and 23% of the 13 surviving patients improved two NYHA Classes at six months and twelve months following therapy, respectively;

•	of the eleven patients for which we have six-month data regarding LVEF, 36% of such patients’ LVEF improved by at least 4% and 9% of such patients’ LVEF improved by at least 20% at six months following therapy; and

•	of the twelve patients for which we have twelve-month data regarding LVEF, 50% of such patients’ LVEF improved by at least 4% and 17% of such patients’ LVEF improved by at least 20% at twelve months following therapy.
      Eleven serious adverse events were reported in nine of the 15 patients during follow-up, seven of which were investigator determined to be possibly attributable to MyoCell. Two of the seven serious adverse events potentially attributable to MyoCell were death, which occurred relatively shortly after receiving the MyoCell therapy. In the course of describing the cause of death, electrophysiologists who reviewed and analyzed the data indicated that one of the deaths was most likely attributable to irregular heart contractions brought on by the MyoCell injection procedure. The cause of death for the other patient is unknown as permission for histology and autopsy analysis were denied by the patient’s family. Following these patient deaths, we requested an assessment by an independent European Data Safety Monitoring Board who, following their investigation and our incorporation of their recommendations to, among other things, require prior placement of an ICD and require holter and ICD readings every week for the first month following the MyoCell injection procedure, supported the continuation of the trial. The other five serious adverse events possibly attributable to MyoCell also involved irregular heart contractions. These patients recovered and no other adverse events were reported for such patients.

      The results of this trial were presented at the 2005 Annual Meeting of the American College of Cardiology.
2002 Trial
      In May 2002, we initiated a clinical trial of MyoCell in the Netherlands in collaboration with Transvascular, Inc., or the 2002 Trial, to evaluate the safety and efficacy of MyoCell using the investigational TransAccess catheter. Three patients were treated in this clinical trial, which was discontinued for reasons unrelated to the trial following the acquisition of Transvascular by Medtronic in August 2003. All of the patients selected for enrollment in the 2002 Trial had (i) symptoms associated with NYHA Class II, NYHA Class III or NYHA Class IV heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40%, (iv) been on optimal drug therapy and (v) prior placement of an ICD at least one month prior to enrollment. The primary safety endpoint of the study was the clinical status of the patient as measured by, among other things, a comparison of serious adverse events occurring before and following MyoCell implantation. The primary efficacy endpoints were the same endpoints used in the Phase I/ II trial we conducted in Europe. Twelve month follow-up on these three patients showed one death adjudicated by the physicians conducting the trial as unrelated to MyoCell, with the other two patients event-free.
Paid Registry Studies
      We have taken steps to initiate paid registry studies of MyoCell and MyoCath in six centers and countries, including Korea, Mexico, Switzerland, The Bahamas, Singapore and South Africa and finalized contracts with an institution in each of Korea, Mexico, Switzerland and The Bahamas. A paid registry study is a research study conducted at a private hospital or research institution in accordance with a specific protocol approved by the appropriate regulators in the country and agreed to by contract between us and the institution conducting the study. The institution conducting the registry study and/or the patients enrolled in the trial reimburse us for some or all of the costs of cell culturing, biopsy processing and MyoCath. These registry studies are primarily designed to generate revenues and to gather additional clinical research data regarding the safety and efficacy of MyoCell and MyoCath.
      As of January 2007, one patient has undergone the MyoCell implantation procedure at the Mexico center. We anticipate that, starting in the first quarter of 2007, MyoCell implantation procedures will begin to be performed at the other centers.
Other Trials of Myoblast Implantation in the Heart
      In addition to studies we have sponsored, we believe myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 200 treated patients.
MG Therapeutics Myoblast Autologous Grafting in Ischemic Cardiomyopathy (MAGIC) Trial
      The following summary of the results of the Myoblast Autologous Graft in Ischemic Cardiomyopathy (MAGIC) clinical trial sponsored by MG Biotherapeutics, LLC is based upon a presentation given by Philippe Menasché, M.D., Ph.D. at the American Heart Association’s Scientific Sessions 2006 and news reports of the presentation.
      Dr. Menasché reported that the MAGIC trial was a Phase II, randomized, double blind, placebo-controlled multicenter clinical trial in various countries in Europe to assess the safety and efficacy of skeletal myoblast implantation injected during coronary artery bypass graft (CABG) surgery into the scarred region of the heart. 97 patients were enrolled in the MAGIC trial before it was discontinued after an analysis by an independent data-monitoring board indicated the trial was unlikely to show that the treatment was superior to placebo on the primary endpoints.

      Dr. Menasché reported that the primary safety endpoints of the study were the nature and frequency of serious adverse events and ventricular arrhythmias during the six months following myoblast implantation and the primary efficacy endpoints of the study were functional improvements in Wall Motion or LVEF, as measured by echocardiography six months following myoblast transplantation. Dr. Menasché reported that the secondary efficacy endpoints included End-Systolic Volume and End-Diastolic Volume at six months.
      Dr. Menasché reported that the 97 patients were randomized into three groups. The high-dose group (30 patients) received direct injections of myoblasts in and around the scarred area totaling about 800 million myoblasts via 30 injections, the low-dose group (33 patients) received direct injections of about 400 million myoblasts and the third group, the placebo group (34 patients), received injections of the suspension medium without active cells. Dr. Menasché reported that all of the patients selected for enrollment in the MAGIC trial had (i) suffered a heart attack at least four weeks prior to myoblast implantation, (ii) a LVEF between 15% and 35% and (iii) a planned CABG. All patients in the MAGIC trial received ICDs before hospital discharge.
      The data presented at the American Heart Association’s Scientific Sessions 2006 indicated that there were no signals of safety concerns in either the high-dose or low-dose groups over six months. Serious adverse event rates and ventricular arrhythmias were no different between the groups and none of the deaths in the myoblast groups were attributable to the procedure or to arrhythmias.
      The data presented further indicated that the MAGIC trial failed to find any significant differences in either Wall Motion or LVEF as measured by echocardiography. However, measurements of End-Diastolic Volume and End-Systolic Volume showed that, although patients’ hearts that were significantly dilated at baseline showed no change in the placebo or low-dose groups, at six months, dilation appeared to decrease in the high-dose group.
      In addition, in a subset of patients in each group, LVEF was also measured using radionuclide angiography. In these patients, Dr. Menasché reported that the absolute change in LVEF in the high-dose group was 3%, significantly greater than in the placebo group, where LVEF was unchanged from baseline at six months.

Pipeline
      In addition to MyoCell, we are seeking to develop various other cell-based therapies and related devices for the treatment of heart damage. We have also acquired the rights to use certain devices for the treatment of heart damage. The development of the product candidates described below is not dependent on our commercial development of MyoCell.

Candidate	Proposed Use or Indication	Status/Phase	Comments

MyoCath	Disposable endoventricular catheter used for the delivery of biologic solutions to the myocardium	Phase II clinical trials	Assuming the facility manufacturing MyoCath satisfies the requirements of the International Standards Organization, anticipate seeking certification to apply the CE Mark for commercial sale and distribution within the European Union in the fourth quarter of 2007
TGI 100 Wound Dressing Kit	Convenience kit used to prepare a cellulose coated wound dressing from patient-derived fat cells to be prepared and applied at the point-of-care	510(k) pre-market notification filed by Tissue Genesis with the FDA in September 2006; FDA granted an extension until April 2007 to submit additional information requested; European CE Mark certification expected to be sought in the first half of 2007	Regulatory approval is being sought based on animal studies previously completed by Tissue Genesis; we have the right to use for the treatment of acute MI and heart failure
TGI 1200 Adipose Tissue Processing System	Fully automated device for the rapid processing of patient derived fat tissue	Performing initial validation studies	510(k) and CE Mark certification as a laboratory tissue processing device expected to be sought based on results of laboratory and animal studies to be conducted by Tissue Genesis and Bioheart commencing in the first half of 2007
Bioheart Acute Cell Therapy	Acute, autologous, cell therapy treatment for acute MI	Developmental	Cells processed using the TGI 100 or TGI 1200; anticipate commencing animal studies in the first quarter of 2007 at Indiana University
MyoCell II with SDF-1	Non-acute, autologous, cell therapy treatment for severe damage to the heart; modified to express angiogenic factors	Preparing IND application	Preparing IND application based on preclinical studies completed by the Cleveland Clinic and the University of Florida and conducted by MPI Research; anticipate filing IND application in the second quarter of 2007
MyoCath II	Second generation disposable endoventricular catheter modified to provide multidirectional cell injection and used for the delivery of biologic solutions to the myocardium	Developmental	Laboratory studies currently being conducted; anticipate commencing animal studies by the second quarter of 2007

Candidate	Proposed Use or Indication	Status/Phase	Comments

BioPace	Non-acute treatment of abnormal heart rhythm due to electrical disturbances in the upper chambers of the heart	Preclinical	Preclinical development by Bioheart

MyoCath
      We believe MyoCath has the potential to be approved for commercial use with MyoCell and warrants testing for other commercial applications as well. MyoCath is a disposable endoventricular catheter used for the delivery of biologic solutions to a targeted treatment site within the myocardium, the inner wall of the heart. MyoCath provides for multiple injections to a pre-determined needle insertion depth with a single core needle of 25 gauge diameter that can be advanced and retracted from the tip of the catheter. MyoCath is intended for use with commercially available Becton-Dickinson 1 milliliter and 3 milliliter syringes.
      Although we hope to prove that MyoCell can be administered with a variety of different catheters, MyoCath has been specifically designed to be used for delivery of MyoCell. It is our hope that MyoCath will prove to be more cost effective than, and as safe and effective as, other catheters at delivering MyoCell. We are still in the process of determining what catheter features are most important to the doctors performing implantation procedures and remain hopeful that MyoCath has already incorporated such features in its design. In our clinical experience to date, our procedure time using MyoCath in connection with MyoCell is approximately one hour. In addition to MyoCath, physicians in our clinical trials of MyoCell have used the Myostar catheter and the TransAccess catheter.
      Although MyoCath has been designed for use with MyoCell, we believe that there are a number of other clinical therapies to treat heart disease currently in development by other companies that could be delivered via MyoCath including gene, protein, cytokine and growth factor therapies. Three clinical trials have been initiated by biopharmaceutical companies and other institutions utilizing MyoCath to deliver growth factors in an effort to increase blood supply to a damaged heart.
TGI 100 Wound Dressing Kit, TGI 1200 Adipose-Tissue Processing System and Bioheart Acute Cell Therapy
      We have acquired from Tissue Genesis the right to use and sell the TGI 100 Wound Dressing Kit and the TGI 1200 Adipose-Tissue Processing System product candidates. Tissue Genesis has filed for regulatory approval of the TGI 100 and is in the process of finalizing the design of the TGI 1200, which is intended to be a fully automated version of the cell isolation component of the TGI 100. We intend to use the TGI 100 and the TGI 1200 in our efforts to develop the Bioheart Acute Cell Therapy, an acute, autologous cell therapy treatment for acute MI.
      The TGI 100 product candidate is a convenience kit used to prepare a cellulose coated wound dressing from patient-derived fat cells to be prepared and applied at the point-of-care. As part of the TGI 100 wound dressing process, fat tissue is removed from the patient and manually processed to separate and isolate endothelial progenitor and stem cells into a pulpy composition. The pulpy composition is then applied to a collagen-based wound dressing and the wound dressing is applied to the cover the wound. Tissue Genesis filed a 510(k) pre-market notification for the TGI 100 with the FDA in September 2006. To obtain 510(k) clearance, a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and efficacy to a previously 510(k) cleared device, a device that has received pre-market approval or a device that was in commercial distribution before May 28, 1976. We believe the TGI 100 is substantially equivalent in intended use and in safety and efficacy to the 510(k)-cleared Johnson & Johnson Medical, Ltd.’s Promogran Matrix Wound Dressing. The FDA has requested that Tissue Genesis file a Request for Designation with the FDA Office of Combination of Products requesting a determination of whether the TGI 100 is properly classified as a medical device or a biologic or drug. The FDA granted Tissue Genesis an extension until April 2007 to file this Request for Designation.

      The TGI 1200 system is a compact, fully automated cell isolation device for the rapid processing of patient-derived fat tissue to separate, isolate and produce large yields of stem and regenerative cells. We anticipate that the TGI 1200 system will process cells within a one-hour time period. Tissue Genesis has indicated that once the design of the TGI 1200 system is finalized, which they expect to occur in the first half of 2007, they intend to commence laboratory and animal studies of the TGI 1200. Assuming Tissue Genesis is able to demonstrate that the TGI 1200 produces a pulpy composition comparable to the TGI 100, Tissue Genesis has indicated their intent to file a 510(k) pre-market notification with the FDA and for CE Mark certification in Europe.
      We have secured the exclusive, worldwide right to sell or lease to medical practitioners and related healthcare entities the following items for the treatment of acute MI:

•	the TGI 100;

•	the TGI 1200 and certain disposable products used in conjunction with the TGI 1200, or collectively with the TGI 100, the TGI Licensed Products;

•	processes that use the TGI Licensed Products, or the TGI Licensed Processes; and

•	the cells derived using the TGI Licensed Products and/or TGI Licensed Process.
      We are in the process of designing preclinical studies to test the Bioheart Acute Cell Therapy. Unlike MyoCell which is designed to be utilized to treat severe heart damage months or even years after a heart attack, the Bioheart Acute Cell Therapy is being designed to be used for the treatment of heart muscle damage immediately following a heart attack. We hope to demonstrate that the injection of endothelial progenitor and stem cells derived from fat tissue by the TGI 100 and/or TGI 1200 is a safe and effective means of limiting or reversing some of the effects of acute MI and preventing or slowing a patient’s progression from MI to CHF. We anticipate that our preclinical studies testing the safety and efficacy of this therapy will commence in the first quarter of 2007 at Indiana University. Until the design of the TGI 1200 is finalized, to commence our preclinical studies we intend to manually separate and isolate the cells from fat tissue using the cell isolation techniques used as part of the TGI 100. Once the TGI 1200 is available to us and provided that testing demonstrates that the TGI 1200 produces a pulpy composition comparable to the TGI 100, we anticipate that we will use the TGI 1200, rather than the TGI 100, for our preclinical and clinical studies. If approved, we intend to market the Bioheart Acute Cell Therapy primarily to interventional cardiologists.
MyoCell II with SDF-1
      Our MyoCell II with SDF-1 product candidate, which has recently completed preclinical testing, is intended to be an improvement to MyoCell. In February 2006, we signed a patent licensing agreement with the Cleveland Clinic of Cleveland, Ohio which gave us exclusive license rights to pending patent applications in connection with MyoCell II with SDF-1. We expect this collaboration to give us access to the extensive underlying animal studies supporting the patent applications. In addition, in connection with our establishment of this relationship with the Cleveland Clinic, Dr. Marc Penn, the Medical Director of the Cardiac Intensive Care Unit at the Cleveland Clinic and a staff cardiologist in the Departments of Cardiovascular Medicine and Cell Biology, joined our Scientific Advisory Board.
      We anticipate that MyoCell II with SDF-1 will be similar to MyoCell, except that the myoblast cells to be injected will be modified prior to injection by an adenovirus vector so that they will release extra quantities of the SDF-1 protein, which expresses angiogenic factors. Following injury which results in inadequate blood flow to the heart, such as a heart attack, the human body naturally increases the level of SDF-1 protein in the heart. By modifying the myoblasts to express SDF-1 prior to injection, we are seeking to increase the SDF-1 protein levels present in the heart. We are seeking to demonstrate that the presence of additional quantities of SDF-1 protein released by the myoblasts will stimulate the recruitment of the patient’s existing stem cells to the cell transplanted area and, thereafter, the recruited stem cells will assist in the tissue repair and blood vessel formation process. Preclinical animal studies showed a definite improvement of cardiac function when the myoblasts were modified to express SDF-1 protein prior to injection as compared to when the myoblasts were injected without modification.
      We anticipate that we will file an IND application in the second quarter of 2007 for Phase I clinical trials of MyoCell with SDF-1.
MyoCath II
      We are testing MyoCath II, a second generation catheter in laboratory studies. It provides a modified injection needle which has a closed tip and side holes that result in multidirectional cell injection rather than injection solely from the tip of the needle. We are seeking to determine whether MyoCath II will increase the bioretention of the cells injected in the heart and disperse the cells more efficiently throughout the scar tissue. We anticipate commencing animal studies of MyoCath II by the second quarter of 2007.
BioPace
      Our BioPace product candidate is in preclinical studies. It is an autologous cell-based therapy intended to be used as a biological pacemaker for the treatment of sino-atrial nodal dysfunction disease, a disease in which the natural pacemaker cells of the heart do not properly function due to electrical disturbances in the upper chambers of the heart and which results in an abnormal heart rhythm. The sino-atrial node is the impulse generating tissue located in the right atrium of the heart. As part of the BioPace therapy, cells from the sino-atrial node are removed from the right atrium of a patient’s heart and cultured in our temperature controlled cell culturing facility. These cells are cultured in vitro in a solution containing oxygen and nutrients. While the cells are being cultured, we anticipate the patient will receive an external pacemaker to pace the remaining portions of the patient’s sino-atrial node. The cultured cells are then implanted into the myocardial tissue of the right ventricle to provide biological pacing for the heart.
Research
      We supervise and perform experimental work in the areas of improving cell culturing, cell engraftment, and other advanced research projects related to our product candidates from our Sunrise cell culturing facility. The primary focus of a substantial majority of our employees is advancing our clinical trials, preclinical studies, research and product development.
      In addition, we work with a number of third parties within and outside the United States on various research and product development projects, including:

•	preclinical small and large animal testing for lead product candidate enhancements and pipeline product candidate development; and

•	contract research for clinical and preclinical testing of our pipeline product candidates.
Cell Culturing
      We have an approximately 2,000 square foot cell culturing facility at our headquarters in Sunrise, Florida. We began culturing cells at this facility for preclinical uses in the third quarter of 2006. We anticipate that we will begin culturing cells at this facility for clinical uses upon commencement of the MYOHEART II Trial. We believe our cell culturing facility and processes comply with cGMP. We anticipate that this facility will manufacture approximately 90% of the capacity needed in the United States through 2007 for the MYOHEART II Trial.
      Over the last two years, we have significantly improved our ability to:

•	culture in excess of 800 million myoblast cells per biopsy; and

•	produce cell cultures with a high percentage of viable myoblast cells.
      Accordingly, we have been able to increase the maximum dosage of myoblast cells injected as part of the MyoCell therapy to approximately 800 million myoblast cells, which we believe will be the most effective therapeutic dose. We expect that we will seek to further refine our MyoCell cell culturing processes. We intend to seek to automate a significant portion of our cell culturing processes in an effort to reduce our culturing costs and processing times. We have licensed patents from Dr. Law relating to this automation process.
      We have historically met and, with respect to the cell culturing of our product candidates in Europe, expect to meet, our cell culturing needs by contracting with third party manufacturers.
      In December 2006, we entered into a non-exclusive supply agreement with Pharmacell BV, or Pharmacell. We anticipate that approximately 90% of MyoCell inventory to be cultured or purchased in Europe between the date of this prospectus and the end of 2007 will be cultured by Pharmacell at their facility in Massetricht, Netherlands, which opened in June 2006. Pursuant to the supply agreement, Pharmacell has agreed to provide us with MyoCell cell culturing at its cost plus a certain percentage per culture. We have no minimum purchase obligation under the supply agreement. The supply agreement expires six months following the completion of the SEISMIC and MYOHEART II Trials unless terminated earlier. Either party may terminate the supply agreement upon the other party’s insolvency or the other party’s material default or breach of any provision of the supply agreement.
      We also have cell culturing contracts with Cambrex Bioscience for the culturing of cells at their facilities in Maryland, United States and Verviers, Belgium. Pursuant to our agreements with Cambrex Bioscience, we do not have any minimum purchase commitment and, while Cambrex has agreed to use reasonable efforts to meet our manufacturing needs, they have not guaranteed that they will be able to do so. We compensate Cambrex for its cell culturing services on a per patient basis at a fixed cost per culture and at hourly rates for services they provide to us not directly related to the scheduling and processing of a biopsy.
      For the balance of 2007, we expect that we will meet our cell culturing needs in Europe pursuant to our agreement with Pharmacell as well as from our Florida facility and pursuant to our agreement with Cambrex Bioscience.
      We have entered into a contract with Bolton Medical for the manufacture of MyoCath. Pursuant to our contract with Bolton Medical, Bolton Medical has the right to manufacture not less than 200 catheters per year at a fixed per-unit cost provided that the per-unit cost charged by Bolton Medical is not greater than the per-unit cost charged by Guidant Corporation or its affiliates. We have further agreed that we will not use any third-party manufacturer for MyoCath other than Bolton Medical or Guidant Corporation or its affiliates. Either party may terminate the agreement upon the other party’s uncured material breach of the agreement and in the event of bankruptcy. Unless terminated earlier, this agreement will terminate in September 2007.
      We intend to seek to further optimize our processing times by building our facilities or contracting with a small number of cell culturing facilities in strategic regional locations. We have established and/or are currently evaluating establishing joint venture manufacturing relationships in Korea, China and Australia. We anticipate that a portion of the funds necessary to construct new manufacturing facilities may be made available to us by the governments of the countries where we seek to build such facilities.
Third Party Reimbursement
      Government and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, fund the cost of a significant portion of medical care in the United States. As a result, government imposed limits on reimbursement of hospitals and other healthcare providers have significantly impacted their spending budgets and buying decisions. Under certain government insurance programs, a healthcare provider is reimbursed a fixed sum for services rendered in treating a patient, regardless of the actual cost of such treatment incurred by the healthcare provider. Private third party reimbursement plans are also developing increasingly sophisticated methods of controlling healthcare costs through redesign of benefits and exploration of more cost-effective methods of delivering healthcare. In general, we believe that these government and private measures have caused healthcare providers to be more selective in the purchase of medical products.

      As of the date of this prospectus, CMS has agreed to reimburse certain of the centers that are participating in the MYOHEART Trial for costs deemed “routine” in nature for patients suffering from heart failure. Examples of these reimbursable costs include, but are not limited to, costs associated with physical examination of the patients, x-rays, holter monitoring, MUGA scan and echocardiography. However, at present, CMS reimbursement does not cover the cost of MyoCell implantation.
      Reimbursement for healthcare costs outside the United States varies from country to country. In European countries, the pricing of prescription pharmaceutical products and services and the level of government reimbursement are subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct one or more clinical trials that compares the cost effectiveness of our product candidates to other available therapies. Conducting one or more clinical trials would be expensive and result in delays in commercialization of our product candidates.
Research Grants
      Historically, part of our research and development efforts have been indirectly funded by research grants to various centers and/or physicians that have participated in our MyoCell and MyoCath clinical trials. As part of our development strategy, we intend to continue to seek to develop research partnerships with centers and/or physicians.
Patents and Proprietary Rights
      We own or hold licenses or hold sublicenses to an intellectual property portfolio consisting of approximately 19 patents and 19 patent applications in the United States, and approximately twelve patents and 57 patent applications in foreign countries, for use in the field of heart muscle regeneration. We have described our most material license and sublicense agreements below in the section entitled “Business — Technology In-Licenses and Other Agreements.” References in this prospectus to “our” patents and patent applications and other similar references include the patents and patent applications that are owned by, or licensed or sublicensed to us, and references to patents and patent applications that are “licensed” to us and other similar references refer to patents, patent applications and other intellectual property that are licensed or sublicensed to us.
      Our intellectual property strategy emphasizes method, product and device patents. We rely primarily on one U.S. patent for MyoCell, or the Primary MyoCell Patent, one U.S. patent for MyoCath, or the Primary MyoCath Patent and a number of patents for MyoCath II. We rely on four pending U.S. patent applications and corresponding foreign patent applications for MyoCell II with SDF-1 and three U.S. patents for BioPace. For most of our other product candidates, we rely on one primary patent, multiple patents in combination and/or proprietary processes.
      The following provides a description of our key patents and pending applications and is not intended to represent an assessment of claims, limitations or scope.

Expiration Date Assuming
Patent	Subject Matter	Related Product(s)	No Patent Extension

US5,130,141	Compositions for and methods of treating muscle degeneration and weakness	MyoCell; MyoCell II with SDF-1	July 14, 2009
US5,972,013	Direct Pericardial Access Device with Deflecting Mechanism and Method	MyoCath; MyoCath II	Sep. 19, 2017
US6,241,710	Hypodermic Needle with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019

Expiration Date Assuming
Patent	Subject Matter	Related Product(s)	No Patent Extension

US6,547,769	Catheter Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019
US6,855,132	Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019 (with 101 day adjustment: Mar. 30, 2020)
US6,949,087	Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019

Patent Application	Subject Matter	Related Product(s)

US2004/0161412	Cell-Based VEGF Delivery	MyoCell II with SDF-1
WO 04/056186 (US03/34411) (PCT)	Cell-Based VEGF Delivery	MyoCell II with SDF-1
US2004/0037811	Stromal Cell-Derived Factor-1 Mediates Stem Cell Homing and Tissue Regeneration in Ischemic Cardiomyopathy	MyoCell II with SDF-1
WO 04/017978 (US03/26013) (PCT)	Stromal Cell-Derived Factor-1 Mediates Stem Cell Homing and Tissue Regeneration in Ischemic Cardiomyopathy	MyoCell II with SDF-1
      Patent life determination depends on the date of filing of the application or the date of patent issuance and other factors as promulgated under the patent laws. Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, as amended, a patent which claims a product, use or method of manufacture covering drugs and certain other products, including biologic products, may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. Only one patent applicable to an approved drug or biologic product is eligible for a patent term extension. This law also establishes a period of time following approval of a drug or biologic product during which the FDA may not accept or approve applications for certain similar or identical drugs or biologic products from other sponsors unless those sponsors provide their own safety and efficacy data.
      We anticipate that we will seek to collaborate with the owners of the patent, Dr. Law and Cell Transplants International, to extend the term of this patent and, provided that MyoCell is approved by the FDA prior to the patent expiration date and certain other material conditions are satisfied, we believe that this patent will be eligible for a five-year extension of its term until July 2014. It is possible that the FDA will not complete review of and grant approval for MyoCell before this patent expires. In such event, a regular patent term extension will not be available, but Dr. Law and Cell Transplants International could request a one-year interim extension of the patent term during the period beginning six months before and ending fifteen days before the patent expiration. The request for interim extension must satisfy a number of material conditions including those conditions necessary to receive a regular patent term extension. Under certain circumstances the patent owner can request up to four additional one-year interim extensions. However, we cannot assure you that Dr. Law and Cell Transplants International will seek to obtain, or will be successful in obtaining, any regular or interim patent term extension.
      MyoCell is not protected by patents outside of the United States, which means that competitors will be free to sell products that incorporate the same or similar technologies that are used in MyoCell without infringing our patent rights in those countries, including in European countries, which we believe may be one of the largest potential markets for MyoCell. As a result, MyoCell, if approved for use in any of these countries, may be vulnerable to competition. In addition, many of the patent and patent applications that have been licensed to us that pertain to our other product candidates do not cover certain countries within Europe.
      Our commercial success will depend to a significant degree on our ability to:

•	defend and enforce our patents and/or compel the owners of the patents licensed to us to defend and enforce such patents;

•	obtain additional patent and other proprietary protection for MyoCell and our other product candidates;

•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;

•	preserve trade secrets and other intellectual property rights relating to our product candidates; and

•	operate without infringing the patents and proprietary rights of third parties.
      In addition to patented intellectual property, we also rely on trade secrets and proprietary know-how to protect our technology and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. The agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights, which may impair our ability to protect our proprietary information or obtain patent protection in the future.
      We work with others in our research and development activities and one of our strategies is to enter into collaborative agreements with third parties to develop our proposed products. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our licensors, collaborators, consultants and others. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.
      We are not currently a party to any litigation or other adverse proceeding with regard to our patents or intellectual property rights. However, if we become involved in litigation or any other adverse intellectual property proceeding, for example, as a result of an alleged infringement, or a third party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, including treble damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial condition and results of operation. In addition, any claims relating to the infringement of third party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous, if available at all.
      See “Risk Factors — Risks Related to Our Intellectual Property” for a discussion of additional risks we face with respect to our intellectual property rights.
Technology In-Licenses and Other Agreements

Primary MyoCell Patent
      The Primary MyoCell Patent includes claims we believe cover a composition for the treatment of muscle degeneration, comprised of cultured myogenic cells for use in their administration to diseased muscle. The Primary MyoCell Patent expires in the United States in July 2009. Provided that MyoCell is approved prior to the expiration date of the Primary MyoCell Patent and certain other material conditions are satisfied, we believe the Primary MyoCell Patent will be eligible for a five-year extension of its term until July 2014. We anticipate that we will seek to collaborate with the owners of the patent, Dr. Law and Cell Transplants International, to extend the term of the Primary MyoCell Patent.
      In February 2000, we entered into a License Agreement, or the Law License Agreement, with Dr. Law and Cell Transplants International pursuant to which Dr. Law and Cell Transplants International granted us a conditionally exclusive license (i.e., a non-exclusive license with a right of first refusal) to certain patent and patent applications, including the Primary MyoCell Patent, or, collectively, the Law Patents, for the life of such Law Patents as well as future developments related to heart muscle regeneration and angiogenesis for the purpose of developing a commercially viable product within the field of heart muscle repair and angiogenesis, or, collectively, the Law IP. We are not permitted to sublicense our rights under the Law License Agreement to third parties. If Dr. Law or Cell Transplants International desires to license or otherwise convey any rights in and to any of the Law Patents, including the Primary MyoCell Patent, or any of their technology, inventions or other patent rights in the field of heart muscle regeneration or angiogenesis to a third party, we have a right of first refusal, exercisable within thirty days, to obtain either an exclusive or non-exclusive license for such rights. Dr. Law and Cell Transplants International have agreed that they will not consider any such third party offer if the aggregate consideration offered is less than $14 million. Pursuant to the Law License Agreement, the exercise price of our right of first refusal will be equal to the lesser of the price offered by the third party or $25 million.
      Under the Law License Agreement, we are required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the Primary MyoCell Patent and a $5 million payment upon FDA approval of patented technology for heart muscle regeneration. In addition, we are required to pay royalties to Cell Transplants International equal to 5% of gross sales in the territories where the licensed patents are issued for products and services that are covered by the Law IP.
      Dr. Law and Cell Transplants International have agreed to use reasonably diligent and prompt efforts to enforce the patents licensed pursuant to the Law License Agreement by instituting litigation against all third parties to whom Dr. Law and/or Cell Transplants International have a reasonable basis for claiming infringement. Dr. Law and Cell Transplants International are entitled to any and all damages recovered in connection with any such litigation. We do not have the right to initiate or exercise any control over the prosecution, maintenance, defense or enforcement of the Law IP. See “Risk Factors — Risks Related to Our Intellectual Property” for a discussion of additional risks we face with respect to our intellectual property rights.
Primary MyoCath Patent
      The Primary MyoCath Patent includes device claims that we believe covers, among other things, the structure of MyoCath. The Primary MyoCath Patent expires in the United States in September 2017. A patent application for the Primary MyoCath Patent has been filed in Europe and is currently pending.
      In January 2000, we entered into a license agreement with Comedicus, Incorporated pursuant to which Comedicus granted us a royalty-free, fully paid-up, non-exclusive and irrevocable license to the Primary MyoCath Patent in exchange for a payment of $50,000. This agreement was amended in August 2000 to provide us an exclusive license to the Primary MyoCath Patent in exchange for a payment of $100,000 and our loan of $250,000 to Comedicus. Pursuant to this amendment we also received the right, but not the obligation, with Comedicus’ consent, which consent is not to been unreasonably withheld, to defend the Primary MyoCath Patent against third party infringers.
      In June 2003, we entered into agreements with ACS pursuant to which we assigned our rights under the license agreement with Comedicus, as amended, committed to deliver 160 units of MyoCath and sold certain of our other catheter related intellectual property, or, collectively, with the Primary MyoCath Patent, the Catheter IP, for aggregate consideration of $900,000. In connection with these agreement, ACS granted to us a co-exclusive, irrevocable, fully paid-up license to the Catheter IP for the life of the patents related to the Catheter IP.
      ACS has the exclusive right, at its own expense, to file, prosecute, issue, maintain, license, and defend the Catheter IP, and the primary right to enforce the Catheter IP against third party infringers. If ACS fails to enforce the Catheter IP against a third party infringer within a specified period of time, we have the right to do so at our expense. The party enforcing the Catheter IP is entitled to retain any recoveries resulting from such enforcement. The asset purchase agreement only pertains to the Catheter IP developed or acquired by us prior to June 24th, 2003. Our subsequent catheter related developments and/or acquisitions, such as MyoCath II, were not sold or licensed to ACS.
MyoCell II with SDF-1 Patents
      To develop our MyoCell II with SDF-1 product candidate, we intend to rely primarily on patents we have licensed from the Cleveland Clinic in addition to the Primary MyoCell Patent. These patents relate to methods of repairing damaged heart tissue by transplanting myoblasts that express SDF-1 and other therapeutic proteins capable of recruiting other stem cells within a patient’s own body to the cell transplant area. We believe we will also need to, among other things, license some additional intellectual property to commercialize MyoCell II with SDF-1 in the form we believe may prove to be the most safe and/or effective.
      In February 2006, we signed a patent licensing agreement with the Cleveland Clinic which provides us with the worldwide, exclusive rights to four pending U.S. patent applications and certain corresponding foreign filings in the following jurisdictions: Australia, Brazil, Canada, China, Europe and Japan, or, collectively, the Cleveland Clinic IP, related to methods of repairing damaged heart tissue by transplanting myoblasts that express SDF-1 and other therapeutic proteins capable of recruiting other stem cells within a patient’s own body to the cell transplant area. The term of our agreement with the Cleveland Clinic extends to the date on which the last of the Cleveland Clinic IP expires, at which time our license will become irrevocable, paid up and royalty-free.
      We have paid the Cleveland Clinic aggregate fees of $1.5 million and are required to pay an annual maintenance fee of $150,000.
      In addition, we are required to make payments upon our achievement of certain milestone activities which we have agreed to use commercially reasonable efforts to complete by target dates agreed to by the parties. The table below sets forth the milestone activity, required milestone payment and target completion date.

	Milestone	Target
Milestone Activity	Payment	Completion Date

FDA or foreign equivalent approval of an IND application covering product candidates derived from the Cleveland Clinic IP	$200,000	February 3, 2007
Full enrollment of an FDA approved Phase I clinical trial for the first product candidate derived from the Cleveland Clinic IP	$300,000	February 3, 2008
Full enrollment of the last clinical trial needed prior to a Biologic License Application submission to the FDA or foreign equivalent related to the first product candidate derived from the Cleveland Clinic IP	$750,000	February 3, 2009
First commercial sale of an FDA approved product derived from the Cleveland Clinic IP	$1,000,000	February 3, 2011
      To the extent we do not complete a milestone activity by the target completion date, we will be required to pay $100,000, or the Extension Fee, to extend the target completion date for an additional one year period, or the Extension Period. If such milestone activity is achieved during the first six months of the Extension Period, the Extension Fee will be credited against the applicable milestone payment. We will also be required to pay Cleveland Clinic royalty fees equal to 5% of net sales of any product derived from the Cleveland Clinic IP until the expiration of the patents. In addition, in the event we do not complete a milestone activity by the target completion date and fail to achieve such milestone activity within 90 days of receiving written notice from the Cleveland Clinic, our license to the Cleveland Clinic IP will automatically convert into a non-exclusive license. In the event such milestone activity remains uncompleted one year following the target completion date and is not completed within 90 days of receiving written notice from the Cleveland Clinic, our license to the Cleveland Clinic IP will automatically terminate. We did not receive FDA or foreign equivalent approval of an IND application covering product candidates derived from the Cleveland Clinic IP by February 3, 2007, the target completion date for such milestone activity. We are presently involved in active discussions with the Cleveland Clinic to extend this target completion date.
      Pursuant to our license agreement with the Cleveland Clinic, we are permitted to sublicense the Cleveland Clinic IP. However, prior to enrollment of the first human in an FDA approved clinical trial, we are required to pay Cleveland Clinic 20% of all revenue received from our granting of sublicenses to the Cleveland Clinic IP. Following enrollment of the first human in an FDA approved clinical trial, we will be required to pay Cleveland Clinic 10% of all revenue received from our granting of sublicenses to the Cleveland Clinic IP. These sublicense fees do not include amounts paid by a sublicensee to us relating to, among other things, net sales of products derived from the Cleveland Clinic IP.
      The Cleveland Clinic has agreed to diligently prosecute and maintain the rights to the Cleveland Clinic IP and has the right, but not the obligation, to prosecute and/or defend, at its own expense, any infringement of, and/or challenge to, the patent rights. To the extent the Cleveland Clinic determines not to initiate suit against any infringer, we have the right, but not the obligation, to commence litigation for such alleged infringement. Any damages recovered will be treated as royalties received by us from sublicensees and shared by us and the Cleveland Clinic accordingly.
      In addition to the Cleveland Clinic’s right to terminate due to our failure to complete milestone activities as described above, the Cleveland Clinic may terminate our agreement with the Cleveland Clinic if we breach the agreement and fail to cure such breach within a specified cure period. The agreement also will terminate automatically in the event of our bankruptcy.
MyoCath II Patents
      In April 2006, we entered into an agreement with Tricardia, LLC pursuant to which Tricardia granted us a sublicenseable license to certain patents and patent applications in the United States, Australia, Canada, Europe and Japan covering the modified injection needle we intend to use as part of MyoCath II, or the MyoCath II Patents, in exchange for a one time payment of $100,000. Our license covers and is exclusive with respect to products developed under the MyoCath II Patents for the delivery of therapeutic compositions to the heart. Unless earlier terminated by mutual consent of the parties, our agreement with Tricardia will terminate upon the expiration date of the last MyoCath II Patent.
      Tricardia has the obligation to take all actions necessary to file, prosecute and maintain the MyoCath II Patents. We are required to reimburse Tricardia, on a pro-rata basis with other licensees of Tricardia of the MyoCath II Patents, for all reasonable out-of-pocket costs and expenses incurred by Tricardia in prosecuting and maintaining the MyoCath II Patents. To the extent we do not wish to incur the cost of any undertaking or defense of any opposition, interference or similar proceeding involving the MyoCath II Patents with respect to any jurisdiction, the license granted to us pursuant to agreement will be automatically amended to exclude such jurisdiction.
      Tricardia also has the first right, but not the obligation, to take any actions necessary to prosecute or prevent any infringement or threatened infringement of the MyoCath II Patents. To the extent Tricardia determines not to initiate suit against any infringer, we have the right, but not the obligation, to commence litigation for such alleged infringement. Our share of any recovery will equal 50% in the event Tricardia commences litigation and 90% in the event we commence litigation.

TGI 100 and TGI 1200 Patent
      On December 12, 2006, or the Effective Date, we entered into an agreement with Tissue Genesis, or the Tissue Genesis Agreement, that provides us an exclusive, worldwide right to individually use or to sell or lease to medical practitioners and related healthcare entities the following items, for the treatment of acute MI and heart failure, or the Field of Use:

•	the TGI 100;

•	the TGI 1200 and certain disposable products used in conjunction with the devices, or, collectively, with the TGI 100 and certain other products, the TGI Licensed Product Candidates;

•	processes that use the TGI Licensed Product Candidates, or the TGI Licensed Processes; and

•	the cells derived using the TGI Licensed Product Candidates and/or the TGI Licensed Processes, or the TGI Licensed Cells.
      Under the Tissue Genesis Agreement, we are restricted from transferring or sublicensing our rights to distribute and use, respectively, the TGI Licensed Product Candidates and related technology, or the TGI Product Candidate Technology.
      Under the Tissue Genesis Agreement, we have agreed to diligently pursue commercialization of the TGI Licensed Product Candidates for the treatment of acute MI and heart failure. We have also agreed to use commercially reasonable efforts to obtain FDA approval for the TGI Licensed Product Candidates within five years of the Effective Date and to make the first sale of a TGI Licensed Product Candidate within seven years of the Effective Date. Tissue Genesis has agreed to provide us with reasonable assistance to obtain regulatory approvals.
      Tissue Genesis has agreed to sell us equipment and disposables on pricing terms as favorable as the terms offered to any other direct customer. Tissue Genesis has agreed to provide us with any reasonably available information and instructions related to the operation and maintenance of any equipment we purchase.
      We have granted Tissue Genesis an exclusive, worldwide license to use, for purposes other than the treatment of acute MI and heart failure, any improvements we make to the TGI Product Candidate Technology. Tissue Genesis has granted us a right of first refusal to acquire any improvements made or acquired by Tissue Genesis to the TGI Licensed Product Candidates or TGI Product Candidate Technology.
      We may terminate the Tissue Genesis Agreement for any reason upon 90 days written notice to Tissue Genesis. In the event we terminate the Tissue Genesis Agreement, the warrant we granted Tissue Genesis (described below) will immediately become fully vested. In the event we fail to obtain FDA approval for a TGI Licensed Product Candidate within seven years of the Effective Date, our exclusive license and distribution right will automatically become non-exclusive. In the event we fail to obtain FDA approval for a TGI Licensed Product Candidate within eight years of the Effective Date, our license and distribution right will automatically terminate. In the event we pay Tissue Genesis royalties of less than $1 million over any one year royalty period at any time after two years following the receipt of FDA approval for a TGI Licensed Product Candidate, our exclusive license and distribution right will automatically terminate 30 days after receipt of notice from Tissue Genesis unless we demonstrate that we continue to pursue commercialization and FDA approval of TGI Licensed Product Candidates and have spent at least the following cumulative amounts toward our commercialization and FDA approval efforts:

•	$500,000 within two years of the Effective Date;

•	$1,250,000 within three years of the Effective Date;

•	$2,000,000 within four years of the Effective Date; and

•	an additional $100,000 each year after four years of the Effective Date.
      Tissue Genesis also has the right to terminate the agreement if we are in material breach thereof and we do not cure the breach within 30 days of receiving written notice of such breach. We have the right, but not the obligation, to request that Tissue Genesis commence litigation against a third party infringer of the patents, including certain patents licensed by Tissue Genesis from Thomas Jefferson University, or the TJU Patents, necessary for our customers’ use of the TGI Licensed Product Candidates, the TGI Licensed Processes and the TGI Licensed Cells within the Field of Use. In the event (i) Tissue Genesis fails to bring suit within 120 days of receipt of our written request, which request must be accompanied by an opinion of counsel as to the alleged infringement and (ii) sales of the infringing products reduce our net sales of the TGI Licensed Product Candidates by at least $250,000 per year, we will be relieved of our obligation to pay Tissue Genesis royalty fees until Tissue Genesis initiates litigation against the third party infringer or obtains discontinuance of the infringement. If requested by Tissue Genesis, we may be required to pay for one third of the expenses, including legal fees, of any such litigation. To the extent we are required to contribute to the costs of litigation, we will have the right to participate in the prosecution of the alleged infringement and to receive one third of any damages recovered by Tissue Genesis.
      As consideration for the license, we have issued to Tissue Genesis 21,052 shares of our common stock and granted Tissue Genesis a warrant to purchase 2,500,000 shares of our common stock at an exercise price of $4.75 per share. The warrant is scheduled to vest and become exercisable as follows:

•	1,000,000 shares will vest upon our successful completion of any internationally recognized Phase I clinical trial of a TGI Licensed Product Candidate;

•	750,000 shares will vest upon the earlier of our net sales of $10 million of TGI Licensed Product Candidates or our receipt of $2 million of net profits from the sale of TGI Licensed Product Candidates; and

•	750,000 shares will vest upon the earlier of our net sales of $100 million of TGI Licensed Product Candidates or our receipt of $20 million of net profits from the sale of TGI Licensed Product Candidates.
      In the event we merge or are acquired, the warrant will immediately become fully vested as to all 2,500,000 shares. Any vested portion of the warrant will be exercisable at any time and from time to time until December 31, 2026.
      We have also agreed to pay Tissue Genesis royalty fees equal to 2% of net sales of any TGI Licensed Product Candidate, TGI Licensed Processes and TGI Licensed Cells, up until such time as the items are no longer qualified for legal protection by a valid patent claim.
      Tissue Genesis has agreed that we and our customers will not be liable for damages for directly or indirectly infringing various patents, including the TJU patents necessary for our customers’ use of the TGI Licensed Product Candidates, the TGI Licensed Processes and the TGI Licensed Cells for the treatment of acute MI. Tissue Genesis has, subject to certain conditions, also agreed to indemnify and hold harmless us and our customers from all claims that the products infringe any patents, copyrights or trade secret rights of a third party. However, if our use of the products is enjoined or if Tissue Genesis wishes to minimize its liability, Tissue Genesis may, at its option and expense, either:

•	substitute a substantially equivalent non-infringing product for the infringing product;

•	modify the infringing product so that it no longer infringes but remains functionally equivalent; or

•	obtains for us the right to continue using such item.
      If none of the foregoing is feasible, Tissue Genesis is required to accept a return of the infringing product and refund to us the amount paid for such product. Our agreement with Tissue Genesis provides that Tissue Genesis’ entire liability and obligation with respect to claims of infringement are limited to the liabilities and obligations described above.
Other License Agreements
      In June 2000, we entered into an agreement with William Beaumont Hospital, or WBH, pursuant to which WBH granted to us a worldwide, exclusive, non-sublicenseable license to two U.S. method patents covering the inducement of human adult myocardial cell proliferation in vitro, or the WBH IP. We utilize the methods under these patents in connection with our BioPace and certain other product candidates in development. We do not have rights to patents outside the United States relating to BioPace. In addition to a payment of $55,000 we made to acquire the license, we are required to pay WBH an annual license fee of $10,000 and royalties ranging from 2% to 4% of net sales of products that are covered by the WBH IP. In order to maintain these exclusive license rights, our aggregate royalty payments in any calendar year must exceed a minimum threshold as established by the agreement. The minimum threshold was $30,000 and $50,000 for 2004 and 2005, respectively. This minimum threshold increased to $100,000 in 2006 and will increase to $200,000 for 2007 and thereafter. To the extent that our annual net sales of products covered by the WBH IP do not exceed the minimum threshold for such year, we have the option of paying any shortfall in cash to WBH by the end of the applicable year or having our license to the WBH IP become non-exclusive. In addition to the patents licensed from WBH, we purchased a U.S. patent and its corresponding Japanese filing, which are directed to biological pacemakers, by assignment from Angeion Corporation on September 1, 2000.
      As of the date of this prospectus, we have not made any payments to WBH other than the initial payment to acquire the license. Accordingly, WBH may terminate the license to the WBH IP at any time at their sole option. We are currently in negotiations with WBH to amend the terms of the license agreement. Unless earlier terminated by WBH or by either party upon the other party’s breach of the agreement, the agreement will terminate upon the expiration date of the last patent covered by the WBH Agreement.
Sales and Marketing
      In advance of any expected commercial approval of our lead product candidate, we intend to internally develop a direct sales and marketing force in both Europe and the United States. We anticipate the team will be comprised of salespeople, clinical and reimbursement specialists and product marketing managers.
      We intend to market MyoCell to interventional cardiologists. In the typical healthcare system the interventional cardiologist functions as a “gate keeper” for determining the course of appropriate medical care for our target patient population.
      We anticipate our marketing efforts will be focused on informing interventional cardiologists of the availability of a our treatment alternative through the following channels of communication: (i) articles published in medical journals by widely recognized interventional cardiologists, including cardiologists that have participated in our clinical trials; (ii) seminars and speeches featuring widely recognized interventional cardiologists; and (iii) advertisements in medical journals.
Collaborative Arrangements for Seeking Regulatory Approvals and Distribution of Products Outside of the United States and Europe
Japan
      On November 19, 2001, we entered into an agreement with Getz Brothers Co., Ltd. pursuant to which we appointed Getz Brothers as the exclusive distributor of all of our products in Japan. Pursuant to this agreement, during the three-year period following the Reimbursement Date (as defined below), Getz Brothers has agreed to purchase a minimum number of units of our products per year at prices to be negotiated upon our receipt of approval from the Japanese Ministry of Health, Labor and Welfare to sell our products in Japan, or the Japan Regulatory Approval. Under this distribution agreement, Getz Brothers has agreed to use its best efforts to obtain government approval for, promote and distribute our products in Japan using generally the same channels and methods, exercising the same diligence and adhering to the same standards which Getz Brothers employs for its own products and other medical products it distributes. To assist Getz Brothers in registering and marketing our products in Japan, we have agreed to provide them with, among other things, written materials necessary to obtain the Japan Regulatory Approval, information on our marketing and promotional plans for our products, certificates of analysis concerning any products purchased by Getz Brothers, certificates of free sale, trademark authorizations and any other documents they may reasonably request.

      This agreement with Getz Brothers terminates five years following the date that the necessary Japanese regulatory authorities approve reimbursement for MyoCell, or the Reimbursement Date. Getz Brothers may terminate the agreement upon 30 days written notice. In the event that the Reimbursement Date does not occur by November 19, 2009, we may terminate the agreement upon 30 days written notice. If our agreement with Getz Brothers is not terminated prior to the end of the five year period following the Reimbursement Date, the agreement will be automatically renewed for additional one-year periods unless either party provides 180 days advance written notice to the other party of its desire not to renew the agreement.
      We may also terminate this agreement at any time upon 180 days notice subject to our one-time payment of a buy-out fee to Getz Brothers. If we exercise this buy-out option prior to our receipt of the Japan Regulatory Approval, the payment to Getz Brothers will be equal to the greater of (i) $5 million and (ii) two times the sum of Getz Brothers’ expenditures incurred in connection with seeking regulatory approvals and conducting clinical trials for our product candidates. If we exercise this buy-out option subsequent to our receipt of the Japan Regulatory Approval, the payment to Getz Brothers will be equal to the greater of (ii) $10 million and (ii) the product of 24 and the monthly average of Getz Brothers’ gross revenues received from sales of our products during the six months preceding our exercise of this buy-out option.
Other Countries in Asia and Australia/ Oceania
      On November 19, 2001, we entered into an agreement with Getz Brothers pursuant to which we appointed Getz Brothers as the exclusive distributor of all of our products in the countries of Australia, Bangladesh, Burma, Cambodia, China, Hong Kong, Indonesia, Laos, Malaysia, New Zealand, Pakistan, Philippines, Singapore, Sri Lanka, Taiwan, Thailand and Vietnam, or, collectively, the Territory. Pursuant to this agreement, during the three-year period following the date that the necessary regulatory authorities approve reimbursement for our MyoCell therapy within the Territory, Getz Brothers has agreed to purchase a minimum number of units of our products per year at prices to be negotiated upon our first receipt of approval from the appropriate regulatory agencies to sell our products in the Territory. Under this agreement, Getz Brothers has agreed to use its best efforts to obtain government approval for, promote and distribute our products in the Territory using generally the same channels and methods, exercising the same diligence and adhering to the same standards which Getz Brothers employs for its own products and other medical products it distributes. To assist Getz Brothers in registering and marketing our products in the Territory, we have agreed to provide them with, among other things, written materials necessary to obtain the requisite regulatory approvals, information on our marketing and promotional plans for our products, certificates of analysis concerning any products purchased by Getz Brothers, certificates of free sale, trademark authorizations and any other documents they may reasonably request.
      This agreement with Getz Brothers terminates on November 19, 2007. The agreement will be automatically renewed at the end of the initial term for additional one-year periods unless either party provides 180 days advance written notice to the other party of its desire not to renew the agreement. We may also terminate the agreement at any time upon 180 days notice subject to our one-time payment of a buy-out fee to Getz Brothers equal to the greater of (i) $200,000, (ii) 1.5 times the sum of Getz Brother’s expenditures incurred in connection with seeking regulatory approvals and conducting clinical trials for our product candidates in the Territory and (iii) the product of 28 and the monthly average of Getz Brother’s gross revenues received from sales of our products in the Territory during the six months preceding our exercise of this buy-out option.
Government Regulation
      The research and development, preclinical studies and clinical trials, and ultimately, the culturing, manufacturing, marketing and labeling of our product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries. We believe MyoCell and MyoCath are subject to regulation in the United States and Europe as a biological product and a medical device, respectively.

      Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FD&C Act, the Public Health Service Act, or the PHS Act and their respective regulations as well as other federal, state, and local statutes and regulations. Medical devices are subject to regulation under the FD&C Act and the regulations promulgated thereunder as well as other federal, state, and local statutes and regulations. The FD&C Act and the PHS Act and the regulations promulgated thereunder govern, among other things, the testing, cell culturing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, clearance, advertising and promotion of our product candidates. Preclinical studies, clinical trials and the regulatory approval process typically take years and require the expenditure of substantial resources. If regulatory approval or clearance of a product is granted, the approval or clearance may include significant limitations on the indicated uses for which the product may be marketed.
FDA Regulation — Approval of Biological Products
      The steps ordinarily required before a biological product may be marketed in the United States include:

•	completion of preclinical studies according to good laboratory practice regulations;

•	the submission of an IND application to the FDA, which must become effective before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials according to good clinical practices to establish the safety and efficacy of the proposed biological product for its intended use;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is manufactured, processes, packaged or held to assess compliance cGMP; and

•	the submission to, and review and approval by, the FDA of a biologics license application, or BLA, that includes satisfactory results of preclinical testing and clinical trials.
      Preclinical tests include laboratory evaluation of the product candidate, its formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. The FDA requires that preclinical tests be conducted in compliance with good laboratory practice regulations. The results of preclinical testing are submitted as part of an IND application to the FDA together with manufacturing information for the clinical supply, analytical data, the protocol for the initial clinical trials and any available clinical data or literature. A 30-day waiting period after the filing of each IND application is required by the FDA prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day waiting period or any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization.
      Clinical trials to support BLAs involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated.
      Clinical trials are typically conducted in three sequential phases, but the phases may overlap.
      In Phase I clinical trials, the initial introduction of the biological product candidate into human subjects or patients, the product candidate is tested to assess safety, dosage tolerance, absorption, metabolism, distribution and excretion, including any side effects associated with increasing doses.
      Phase II clinical trials usually involve studies in a limited patient population to identify possible adverse effects and safety risks, preliminarily assess the efficacy of the product candidate in specific, targeted indications; and assess dosage tolerance and optimal dosage.
      If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken within an expanded patient population at multiple study sites to further demonstrate clinical efficacy and safety, further evaluate dosage and establish the risk-benefit ratio of the product and an adequate basis for product labeling.

      Phase IV, or post-marketing, trials may be mandated by regulatory authorities or may be conducted voluntarily. Phase IV trials are typically initiated to monitor the safety and efficacy of a biological product in its approved population and indication but over a longer period of time, so that rare or long-term adverse effects can be detected over a much larger patient population and time than was possible during prior clinical trials. Alternatively, Phase IV trials may be used to test a new method of product administration, or to investigate a product’s use in other indications. Adverse effects detected by Phase IV trials may result in the withdrawal or restriction of a drug.
      If the required Phase I, II and III clinical testing is completed successfully, the results of the required clinical trials, the results of product development, preclinical studies and clinical trials, descriptions of the manufacturing process and other relevant information concerning the safety and effectiveness of the biological product candidate are submitted to the FDA in the form of a BLA. In most cases, the BLA must be accompanied by a substantial user fee. The FDA may deny a BLA if all applicable regulatory criteria are not satisfied or may require additional data, including clinical, toxicology, safety or manufacturing data. It can take several years for the FDA to approve a BLA once it is submitted, and the actual time required for any product candidate may vary substantially, depending upon the nature, complexity and novelty of the product candidate.
      Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements.
      If the FDA evaluations of the BLA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter. The approvable letter usually contains a number of conditions that must be met to secure final FDA approval of the BLA. When, and if, those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. If the FDA’s evaluation of the BLA or manufacturing facility is not favorable, the FDA may refuse to approve the BLA or issue a non-approvable letter that often requires additional testing or information.
FDA Regulation — Approval of Medical Devices
      Medical devices are also subject to extensive regulation by the FDA. To be commercially distributed in the United States, medical devices must receive either 510(k) clearance or pre-market approval, or PMA, from the FDA prior to marketing. Devices deemed to pose relatively low risk are placed in either Class I or II, which requires the manufacturer to submit a pre-market notification requesting permission for commercial distribution, or 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, devices deemed not substantially equivalent to a previously 510(k) cleared device and certain other devices are placed in Class III which requires PMA. We anticipate that MyoCath will be classified as a Class III device.
      To obtain 510(k) clearance, a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and efficacy to a previously 510(k) cleared device, a device that has received PMA or a device that was in commercial distribution before May 28, 1976. The FDA’s 510(k) clearance pathway usually takes from four to twelve months, but it can last longer.
      After a device receives 510(k) clearance, any modification that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA. The FDA requires each manufacturer to make this determination, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained.
      A product not eligible for 510(k) clearance must follow the PMA pathway, which requires proof of the safety and efficacy of the device to the FDA’s satisfaction. The PMA pathway is much more costly, lengthy and uncertain than the 510(k) approval pathway. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with quality system regulation requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. Upon acceptance by the FDA of what it considers a completed filing, the FDA commences an in-depth review of the PMA application, which typically takes from one to two years, but may last longer. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided.
      If the FDA’s evaluation of the PMA application is favorable, and the applicant satisfies any specific conditions (e.g., changes in labeling) and provides any specific additional information (e.g., submission of final labeling), the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and efficacy of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in an enforcement action, which could have material adverse consequences, including the loss or withdrawal of the approval.
      Even after approval of a pre-market application, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.
FDA Regulation — Post-Approval Requirements
      Even if regulatory clearances or approvals for our product candidates are obtained, our products and the facilities manufacturing our products will be subject to continued review and periodic inspections by the FDA. For example, as a condition of approval of a new drug application, the FDA may require us to engage in post-marketing testing and surveillance and to monitor the safety and efficacy of our products. Holders of an approved new BLA, PMA or 510(k) clearance product are subject to several post-market requirements, including the reporting of certain adverse events involving their products to the FDA, provision of updated safety and efficacy information, and compliance with requirements concerning the advertising and promotion of their products.
      In addition, manufacturing facilities are subject to periodic inspections by the FDA to confirm the facilities comply with cGMP requirements. In complying with cGMP, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance. For example, manufacturers of biologic products must establish validated systems to ensure that products meet high standards of sterility, safety, purity, potency and identity. Manufacturers must report to the FDA any deviations from cGMP or any unexpected or unforeseeable event that may affect the safety, quality, or potency of a product. The regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements.
      In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state and local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds.
International Regulation
      Our product candidates are subject to regulation in every country where they will be tested or used. Whether or not we obtain FDA approval for a product candidate, we must obtain the necessary approvals from the comparable regulatory authorities of foreign countries before we can commence testing or marketing of a product candidate in those countries. The requirements governing the conduct of clinical trials and the approval processes vary from country to country and the time required may be longer or shorter than that associated with FDA approval.

      In the European Economic Area, composed of the 25 European Union Member States, plus Norway, Iceland and Lichtenstein, marketing authorization applications for medicinal products may be submitted under a centralized or national procedure. Detailed preclinical and clinical data must accompany all marketing authorization applications that are submitted in the European Union. The centralized procedure provides for the grant of a single marketing authorization, referred to as a community authorization, that is valid for the entire European Economic Area. Under the national or decentralized procedure, a medicinal product may only be placed on the market when a marketing authorization, referred to as a national authorization, has been issued by the competent authority of a European Economic Area country for its own territory. If marketing authorization is granted, the holder of such authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application. We believe that, by virtue of the nature of MyoCell, we are eligible to seek commercial approval of MyoCell under either the centralized or national procedure. We anticipate that we will first seek to obtain commercial approval of MyoCell in the Netherlands, Belgium and Germany pursuant to the national procedure.
      Under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are subsequently requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The other member states then have 90 days to recognize the decision of the original authorizing member state. If the member states fail to reach an agreement because one of them believes that there are grounds for supposing that the authorization of the medicinal product may present a potential serious risk to public health, the disagreement may be submitted to the Committee for Medicinal Products for Human Use of the European Medicines Agency for arbitration. The decision of this committee is binding on all concerned member states and the marketing authorization holder. Other member states not directly concerned at the time of the decision are also bound as soon as they receive a marketing application for the same product. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
      The European Economic Area requires that manufacturers of medical devices obtain the right to affix the CE Mark to their products before selling them in member countries. The CE Mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE Mark to a medical device, the medical device in question must meet the essential requirements defined under the Medical Device Directive (93/42/EEC) relating to safety and performance, and the manufacturer of the device must undergo verification of regulatory compliance by a third party standards certification provider, known as a notified body. We anticipate that we will file an application to obtain the right to affix the CE Mark to MyoCath in the fourth quarter of 2007.
      In addition to regulatory clearance, the conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This directive governs how regulatory bodies in member states may control clinical trials. No clinical trial may be started without authorization by the national competent authority and favorable ethics approval.
      Manufacturing facilities are subject to the requirements of the International Standards Organization. In complying with these requirements, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance.
      Despite efforts to harmonize the registration process in the European Union, the different member states continue to have different national healthcare policies and different pricing and reimbursement systems. The diversity of these systems may prevent a simultaneous pan-European launch, even if centralized marketing authorization has been obtained.
      In some cases, we plan to submit applications with different endpoints or other elements outside the United States due to differing practices and requirements in particular jurisdictions. However, in cases where different endpoints will be used outside the United States, we expect that such submissions will be discussed with the FDA to ensure that the FDA is comfortable with the nature of human trials being conducted in any part of the world. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe.
Competition
      Our industry is subject to rapid and intense technological change. We face, and will continue to face, competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies developing heart failure treatments both in the United States and abroad, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug funding or discovery activities both in the United States and abroad. We also face competition from entities and healthcare providers using more traditional methods, such as surgery and pharmaceutical regimens, to treat heart failure. We believe there are a substantial number of heart failure products under development by numerous pharmaceutical, biopharmaceutical, medical device and biotechnology companies, and it is likely that other competitors will emerge.
      Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may succeed in developing competing therapies earlier than we do; obtain patents that block or otherwise inhibit our ability to further develop and commercialize our product candidates; obtain approvals from the FDA or other regulatory agencies for products more rapidly than we do; or develop treatments or cures that are safer or more effective than those we propose to develop. These competitors may also devote greater resources to marketing or selling their products and may be better able to withstand price competition. In addition, these competitors may introduce or adapt more quickly to new technologies or scientific advances, which could render our technologies obsolete, and may introduce products that make the continued development of our product candidates uneconomical. These competitors may also be more successful in negotiating third party licensing or collaborative arrangements and may be able to take advantage of acquisitions or other strategic opportunities more readily than we can.
      Our ability to compete successfully will depend on our continued ability to attract and retain skilled and experienced scientific, clinical development and executive personnel, to identify and develop viable heart failure product candidates and to exploit these products and compounds commercially before others are able to develop competitive products.
      We believe the principal competitive factors affecting our markets include, but are not limited to:

•	the safety and efficacy of our product candidates;

•	the freedom to develop and commercialize cell-based therapies, including appropriate patent and proprietary rights protection;

•	the timing and scope of regulatory approvals;

•	the cost and availability of our products;

•	the availability and scope of third party reimbursement programs; and

•	the availability of alternative treatments.
      We are still in the process of determining, among other things:

•	if MyoCell is safe and effective;

•	the timing and scope of regulatory approvals; and

•	the availability and scope of third party reimbursement programs.
      Accordingly, we have a limited ability to predict how competitive MyoCell will be relative to existing treatment alternatives and/or treatment alternatives that are under development. See “Business —Diagnosis and Management of Heart Failure.”

      If approved, MyoCell will compete with surgical, pharmaceutical and mechanical based therapies. Surgical options include heart transplantation and left ventricular reconstructive surgery. Although not readily accessible, heart transplantation has proven to be an effective treatment for patients with severe damage to the heart who locate a donor match and are in sufficiently good health to undergo major surgery. Mechanical therapies such as biventricular pacing, ventricular restraint devices and mitral valve therapies have been developed by companies such as Medtronic, Inc., Acorn Cardiovascular, Inc., St. Jude Medical, Inc., World Heart Corporation, Guidant Corporation, a part of Boston Scientific, and Edwards Lifesciences Corp. Pharmaceutical therapies include anti-thrombotics, calcium channel blockers such as Pfizer’s Norvasc® and ACE inhibitors such as Sanofi’s Delix®.
      The field of regenerative medicine is rapidly progressing, as many organizations are initiating or expanding their research efforts in this area. We are also aware of several competitors seeking to develop cell-based therapies for the treatment of cardiovascular disease, including MG Biotherapeutics, LLC (a joint venture between Genzyme Corporation and Medtronic, Inc), Mytogen, Inc., Baxter International, Inc., Osiris Therapeutics, Inc., Viacell, Inc., Cytori Therapeutics, Inc., and potentially others.
      It is our understanding that some of our large competitors have devoted considerable resources to developing a myoblast-based cell therapy for treating severe damage to the heart. For instance, Mytogen and MG Biotherapeutics, like Bioheart, have been seeking to develop cell-based therapies utilizing skeletal myoblasts isolated from muscle, expanded in culture, and injected into a patient’s heart to repair scar tissue. In January 2006, Mytogen began recruiting patients for a U.S. Phase I clinical trial of catheter injections of myoblasts. Mytogen has announced that this Phase I clinical trial concluded recruitment in September 2006 and that they anticipate they will commence enrollment in a Phase II, double blind, placebo-controlled clinical trial in early 2007. MG Biotherapeutics announced in February 2006 that it had ceased enrollment of new patients in its Phase II trial, the MAGIC Trial, after its data monitoring committee concluded there was a low likelihood that the trial would result in the hypothesized improvements in heart function.
      Some organizations are involved in research using alternative cell sources, including bone marrow, embryonic and fetal tissue, umbilical cord and peripheral blood, and adipose tissue. For instance, Baxter Healthcare is currently conducting a U.S. Phase II study using stem cells extracted from peripheral blood as an investigational treatment for myocardial ischemia. Osiris Therapeutics is conducting a Phase I study using mesenchymal stem cells isolated from donor bone marrow, expanded in culture to treat damage caused by acute MI. Cytori Therapeutics is developing adipose-tissue derived stem cells intended to be used in cardiac patients in an autologous manner and is in preclinical investigations using large animal models. ViaCell is currently in preclinical development using allogeneic cells derived from umbilical cord blood for cardiac disease and they are expected to enter clinical trials in 2007.
      For further information regarding our competitive risks, see “Risk Factors —We face intense competition in the biotechnology and healthcare industries.”
Legal Proceedings
      From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We are not presently engaged in any material litigation and are unaware of any threatened material litigation. However, the biotechnology and medical device industries have been characterized by extensive litigation regarding patents and other intellectual property rights. See “Risk Factors” for a discussion of various litigation related risks we face.
Facilities
      Our headquarters are located in Sunrise, Florida and consist of 8,600 square feet of space, which we lease at a current rent of approximately $116,000 per year. The lease expires in January 2010. In addition to our corporate offices, at this location, we maintain:

•	our MyoCell cell culturing facility for supply within the United States; and

•	a fully equipped cell culturing laboratory where we perform experimental work in the areas of improving cell culturing, cell engraftment, and other advanced research projects related to our core business.
      We believe the space available at our headquarters will be sufficient to meet the needs of our operations for the foreseeable future.
Employees
      As of January 31, 2007, we had 22 employees, including five executive officers. A substantial majority of our employees work in our Sunrise, Florida headquarters. Each employee has signed a confidentiality, inventions assignment and proprietary rights agreement and a non-compete and non-solicitation agreement. None of our employees is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

MANAGEMENT
Executive Officers and Directors
      Set forth below is information regarding our executive officers and directors as of January 31, 2007.

Name	Age	Position

Howard J. Leonhardt	45	Chairman of the Board and Chief Executive Officer
William H. Kline	61	Chief Financial Officer
Richard T. Spencer IV	34	Vice President of Clinical Affairs and Physician Relations
Scott Bromley	45	Vice President of Public Relations
Catherine Sulawske-Guck	37	Vice President of Administration and Human Resources
Samuel S. Ahn, M.D., MBA	52	Director
Bruce Carson	43	Director
Peggy A. Farley	59	Director
David J. Gury	68	Director
William P. Murphy, Jr., M.D.	83	Director
Richard T. Spencer III	70	Director
Mike Tomas	41	Director
Linda Tufts	53	Director
Executive Officers
      Howard J. Leonhardt. Mr. Leonhardt is the co-founder of Bioheart and has served as our Chairman of the Board and Chief Executive Officer since our incorporation in August 1999. In 1986, Mr. Leonhardt founded World Medical Manufacturing Corporation, or World Medical, and served as its Chief Executive Officer from 1986 until December 1998 when World Medical was acquired by Arterial Vascular Engineering, Inc., or AVE. AVE was acquired by Medtronic, Inc. in January 1999. Mr. Leonhardt was the co-inventor of World Medical’s primary product, the TALENT (Taheri-Leonhardt) stent graft system. From December 1998 until June 1999, Mr. Leonhardt served as President of World Medical Manufacturing Corporation, a subsidiary of Medtronic. Scientific articles written by Mr. Leonhardt have been published in a number of publications including Techniques in Vascular and Endovascular Surgery and the Journal of Cardiovascular Surgery. Mr. Leonhardt received a diploma in International Trade from the Anoka-Hennepin Technical College, attended the University of Minnesota and Anoka-Ramsey Community College and holds an honorary Doctorate Degree in Biomedical Engineering from the University of Northern California.
      William H. Kline. Mr. Kline has served as our Chief Financial Officer since August 2006. Previously, from October 1999 until August 2006, Mr. Kline served as Senior Vice President for WildCard Systems, Inc., a debit card processing company that provides technology for electronic stored-value accounts and related Web-based software. At WildCard Systems, Mr. Kline was responsible for, among other things, the implementation of accounting, financial reporting and budget systems. He also was involved in all capital transactions at WildCard Systems, including the sale of the company to eFunds, Inc. in July 2005. Prior to joining WildCard Systems, Mr. Kline was the Partner-in-charge of the financial services practice for KPMG LLP in South Florida. Mr. Kline has over 30 years of diversified financial, operational and managerial experience and was the managing partner of KPMG’s healthcare practice in Tulsa and Boston. Mr. Kline received an M.B.A. in Finance and Accounting from the Wharton School of the University of Pennsylvania in 1972, an M.S. in Statistics from the University of Delaware in 1971, and a B.A. in Mathematics from Harvard College in 1967.

      Richard T. Spencer IV. Mr. Spencer has served as our Vice President of Clinical Affairs and Physician Relations since September 2004. Mr. Spencer has eight years of experience in the medical device industry, including two years, from 1997 until 1999, as Technical Support Manager of Marketing at Medtronic Vascular, Inc., a company dedicated to the treatment of vascular disease and more recently, from August 2000 until September 2004, as Product Director of Global Drug Eluting Stent Marketing for the Cordis Cardiology Division of Johnson & Johnson, a cardiology concern dedicated to the treatment of coronary artery disease. Mr. Spencer received an M.B.A. from Columbia Business School in 2000, a J.D. from the University of Florida in 1997, and a B.A. in Political Science from Columbia University in 1994.
      Scott Bromley. Mr. Bromley joined Bioheart in December 1999 and serves in a full-time capacity as our Vice President of Public Relations. From 1986 until 1998, Mr. Bromley was employed in the sales and marketing department at World Medical. In May 1986, Mr. Bromley co-founded Bromley Printing, Inc., a private printing and communications firm.
      Catherine Sulawske-Guck. Since January 2007, Ms. Sulawske-Guck has served as our Vice President of Administration and Human Resources. Ms. Sulawske-Guck joined Bioheart in the full-time capacity as Director of Administration and Human Resources in January 2004 after having served us in a consulting capacity since December 2001. Prior to joining Bioheart, from May 1989 until November 2001, Ms. Sulawske-Guck served as Director of Operations and Customer Service for World Medical.
Board of Directors
      Samuel S. Ahn, M.D., MBA. Dr. Ahn has served as a member of our Board of Directors since January 2001. Since April 2006, Dr. Ahn has served as the President of University Vascular Associates, a medical practice, and Vascular Management Associates, a healthcare management business. From July 1986 to April 2006, Dr. Ahn served as the Professor of Surgery in the Division of Vascular Surgery at UCLA, where he was also the Director of the Endovascular Surgery Program. Dr. Ahn is a member of the board of directors of several private companies. Dr. Ahn received an M.D. from Southwestern Medical School in Dallas in 1978 and a B.A. in biology from the University of Texas in 1974. He also received an M.B.A. from the UCLA Anderson School of Management in August 2004. Dr. Ahn serves on five vascular journal editorial boards, and has published over 125 peer-reviewed manuscripts, 50 book chapters, and five textbooks, including one of the first textbooks on endovascular surgery. During the past 15 years, he has provided consulting services to over 40 biomedical companies, both new and established, and has authored over 15 patents.
      Bruce C. Carson. Mr. Carson has served as a member of our Board of Directors since January 2001. Since May 2001, Mr. Carson has served as the Vice President of Sales of FinishMaster, Inc., a privately held company specializing in the distribution of paints and products to the automotive and industrial refinishing industries. From 1987 until May 2001, Mr. Carson was President of Badger Paint Plus, Inc., a privately held distributor of paints and products, until Badger Paint Plus’ merger with FinnishMaster, Inc. Mr. Carson is co-owner of the Southern Minnesota Express Hockey Club, a member of the North American Hockey League. Mr. Carson is also the founder and President of the Athletic Performance Academy in Eden Prairie, Minnesota, a privately held athletic training facility that has specialized in sports specific training for elite athletes since August 2004.
      David J. Gury. Mr. Gury has served as a member of our Board of Directors since July 2005. Since June 2004, Mr. Gury has served as the principal of Gury Consulting, LLC in Boca Raton, Florida. In May 1984, Mr. Gury joined Nabi Biopharmaceuticals, a publicly traded biopharmaceutical company that primarily develops products for hepatitis and transplant, gram-positive bacterial infections and nicotine addiction, as President and Chief Operating Officer. He was elected Chairman of the Board, Chief Executive Officer and President in April 1992 and served in such positions until his retirement in May 2004. Prior to joining Nabi Biopharmaceuticals, Mr. Gury was employed in various administrative and executive positions with Alpha Therapeutics Corporation, a spin off of Abbott Laboratories. Since December 2003, Mr. Gury has been a member of the board of directors of Oragenics, Inc., a publicly traded emerging biotechnology company, and was elected as Chairman in December 2004. In April 2005, Mr. Gury was appointed by Florida’s Governor Jeb Bush to serve as a Director on the Scripps Florida Funding Corporation Board. Mr. Gury received an

M.B.A. from the University of Chicago in 1962 specializing in accounting and finance and an A.B. in economics from Kenyon College, Gambier, Ohio, in 1960. Mr. Gury is Chairman of the Florida Research Consortium and past Chairman and a member of BioFlorida, Florida’s independent statewide bioscience organization.
      Peggy A. Farley. Ms. Farley has served as a member of our Board of Directors since January 2007. Ms. Farley was appointed to our Board as a representative of Ascent Medical Technology Funds. Since January 1998, Ms. Farley has served as a managing director of the general partner and co-founder of the Ascent Medical Technology Funds. She is also the President and Chief Executive Officer of Ascent Capital Management, Inc. From 1984 until 1997, Ms. Farley was Chief Executive Officer of a set of firms that she developed as the locus for investment in the United States for non-US investors, engaging in venture capital investments, identifying and conducting acquisition transactions in the United States and South Asia as well as directing the management of private and corporate assets. From 1978 to 1984, she was with Morgan Stanley & Co. Incorporated, in the International Group of the Corporate Finance Division. Prior to joining Morgan Stanley, Ms. Farley served as consultant to U.S. corporations, including Avon, Ingersoll-Rand, Citibank, and Morgan Stanley. Her career in business began in the mid-1970s in Citibank’s Athens-based Middle East and North Africa Regional Office. She received an M.A. from Columbia University in 1972 and an A.B. from Barnard College in 1970.
      William P. Murphy, Jr., M.D. Dr. Murphy has served as a member of our Board of Directors since June 2003. Dr. Murphy founded Small Parts, Inc., a supplier of high quality mechanical components for design engineers, and served as its Chairman and Chief Executive Officer from August 1999 until his retirement in April 2005. Small Parts, Inc. was acquired by Amazon.com, Inc. in March 2005. From October 1999 until October 2004, Dr. Murphy served as the Chairman and Chief Executive Officer of Hyperion, Inc., a medical diagnosis company which had an involuntary bankruptcy filed against it in December 2003. Dr. Murphy is the founder of Cordis Corporation (now Cordis Johnson & Johnson) which he led as President, Chairman and Chief Executive Officer at various times during his 28 years at Cordis until his retirement in October 1985. Cordis Johnson & Johnson is a leading firm in cardiovascular instrumentation. Dr. Murphy received an M.D. in 1947 from the University of Illinois and a B.S in pre-medicine from Harvard College in 1946. He also studied physiologic instrumentation at Massachusetts Institute of Technology, or MIT. After a two year rotating internship at St. Francis Hospital in Honolulu, he become a Research Fellow in Medicine at the Peter Bent Brigham Hospital in Boston where he was the dialysis engineer on the first clinical dialysis team in the United States. He continued as an Instructor in Medicine and then a research Associate in Medicine at Harvard Medical School. Dr. Murphy is the author of numerous papers and owns 17 patents. He is the recipient of a number of honors, including the prestigious Lemelson-MIT Lifetime Achievement Award, the MIT Corporate Leadership Award, the Distinguished Service Award from North American Society of Pacing and Electrophysiology, and the Jay Malina Award from the Beacon Council of Miami, Florida.
      Richard T. Spencer, III. Mr. Spencer has served as a member of our Board of Directors since December 2001. From April 1982 until July 1987, Mr. Spencer was President of the Marketing Division of Cordis Corporation (now Cordis Johnson & Johnson) and a member of its executive committee and a Vice President of Cordis Dow Corporation, a joint venture of the Dow Chemical Company and Cordis to manufacture hollow fiber dialysers and machinery for dialysis. Mr. Spencer was Chief Operating Officer and held other executive positions with World Medical from 1993 to January 1999. Mr. Spencer received a B.A. in Economics in 1959 from the University of Michigan. He has studied business theory, case studies and financial management while attending executive programs at the Stanford University School of Business, the University of Pennsylvania’s Wharton School of Business and the Clemson University School of Business. Between his University of Michigan studies and embarking on a career in healthcare, Mr. Spencer served in Europe with the U.S. Army Counter Intelligence Corps as a military intelligence analyst with top secret security clearance. Mr. Spencer is also the founder and a member of the board of directors of Viacor, Inc., a private company that is developing percutaneous repair of heart mitral valves.
      Mike Tomas. Mr. Tomas has served as a member of our Board of Directors since April 2003. Mr. Tomas was appointed to our Board as a representative of The Astri Group. Since January 2001, Mr. Tomas has served as President of The Astri Group, an early-stage private equity investment company providing capital, business development and strategic marketing support to emerging private companies. Prior to this, Mr. Tomas was President of Apex Capital from June 2000 until January 2001, when the private equity investment company was acquired by The Astri Group. From 1984 until June 2000, Mr. Tomas was Chief Marketing Officer at Avantel-MCI, MCI Worldcom’s joint venture with Grupo Financiero Banamex. Mr. Tomas is also a member of the board of directors of several private companies. Mr. Tomas received an M.B.A. from the University of Miami in 2000 and a B.A. in Industrial Organizational Psychology from Florida International University in 1990.
      Linda Tufts. Ms. Tufts has served as a member of our Board of Directors since October 2004. Ms. Tufts was appointed to our Board as a representative of Tyco International, or Tyco. Since 1989, Ms. Tufts has served as a Vice President and Partner of Fletcher Spaght, Inc. and leads its Healthcare/ Life Sciences Practice Group. Ms. Tufts is also a General Partner of Fletcher Spaght Ventures, a venture capital fund investing in emerging growth high technology and healthcare companies. Fletcher Spaght has been engaged by Tyco to manage certain of Tyco’s investments, including Tyco’s investment in Bioheart. Prior to joining Fletcher Spaght in 1989, Ms. Tufts was affiliated with the Sony Corporation of America as an internal consultant. From 1982 until 1988, Ms. Tufts was a manager with Bain & Company, a leading worldwide strategy consultancy. At Bain, she managed assignments in healthcare and service industries and was also a manager of Travenol Management Services, a Bain-Baxter joint program which provided consulting services to hospitals and other health providers. Before joining Bain in 1982, Ms. Tufts was a Consultant with Strategic Planning Associates, now Mercer Management Consulting. Ms. Tufts is also a member of the board of directors for several private companies. Ms Tufts received an S.M. in Management from the Sloan School of MIT in 1978 as well as an S.B. in Electrical Engineering and Computer Science and an S.B. in Humanities and Science from MIT in 1975.
Information Regarding the Board of Directors and Corporate Governance
Director Independence
      Our Board of Directors has affirmatively determined that Ms. Farley, Mr. Gury, Dr. Murphy, Mr. Tomas and Ms. Tufts meet the definition of “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards.
Family Relationships
      Mr. Spencer, III, a member of our Board of Directors, is the father of Mr. Spencer, IV, our Vice President of Clinical Affairs and Physician Relations.
      Mr. Leonhardt, our Chairman and Chief Executive Officer, is the cousin of Mr. Bromley, our Vice President of Public Relations, and the brother-in-law of Ms. Sulawske-Guck, our Vice President of Administration and Human Resources.
      Other than as set forth above, there are no family relationships among our officers and directors.
Director Appointment Rights
      Pursuant to a Stockholder Agreement, dated February 5, 2001, among us, Tyco Sigma Limited and Mr. Leonhardt, Mr. Leonhardt agreed that, for as long as he owns at least one-third of the outstanding shares of our common stock, there would either be a director designated by Tyco on the Board of Directors or that he would use commercially reasonable efforts to nominate at least one director reasonably acceptable to Tyco. Ms. Tufts is Tyco’s current designee to our Board of Directors. Tyco’s director designation rights will terminate upon the closing of this offering.
      Pursuant to a Stockholder Agreement, dated March 31, 2003, among us, The Astri Group, LLC and Mr. Leonhardt, Mr. Leonhardt agreed that, for a period of three years from the date of the agreement, he would vote all shares owned by him and all other shares that he has the right to vote pursuant to proxies executed in his favor to elect a director designated by The Astri Group. Mr. Tomas was designated to our Board of Directors pursuant to this agreement.

      Pursuant to a Stockholder Agreement, dated August 31, 2006, among us, Ascent Medical Technology Fund II and Mr. Leonhardt, Mr. Leonhardt agreed that, for a period of three years from the first annual meeting of shareholders following the date Ascent acquires an aggregate of 631,579 shares of our common stock in accordance with the terms of the Subscription Agreement between Ascent and us, he would vote all shares owned by him and all other shares that he has the right to vote pursuant to proxies executed in his favor to elect a director designated by Ascent. In January 2007, Ms. Farley was appointed to the Board of Directors as Ascent’s designee. Ascent’s director designation rights will terminate upon the closing of this offering.

Board Committees
      The Board has three committees: the Audit Committee, the Compensation Committee and the Governance & Nominating Committee.
      The Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Governance & Nominating Committee. The full text of these Committee charters are available on our website located at www.bioheartinc.com
      The following table describes the current members of each of the Board Committees:

					Governance
					and
	Audit		Compensation		Nominating

Howard J. Leonhardt
Samuel S. Ahn, M.D., MBA					X
Bruce Carson			X
David J. Gury*	X	(1)
Peggy A. Farley*			X		X (1)
William P. Murphy, Jr., M.D.*	X
Richard T. Spencer III	X
Mike Tomas*			X	(1)	X
Linda Tufts*	X

*	Independent Directors

(1)	Currently serves as Chairperson of the Committee.

Audit Committee
      The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements and corporate accounting practices, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditors. The specific responsibilities in carrying out the Audit Committee’s oversight role are delineated in the Audit Committee Charter.
      The Board of Directors has determined that each member of the Audit Committee, other than Mr. Spencer, III, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The SEC Rules and NASDAQ Marketplace Rules require us to have one independent Audit Committee member upon initial listing of our securities, a majority of independent Audit Committee members within 90 days of the initial listing of our securities and all independent Audit Committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

Compensation Committee
      The Compensation Committee’s primary objectives include making recommendations to the Board of Directors regarding the compensation of our directors, executive officers, non-officer employees and consultants and administering our stock option plans, including our Officers and Employees Stock Option Plan and our Directors and Consultants Stock Option Plan.
      The Board of Directors has determined that each member of the Compensation Committee, other than Mr. Carson, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The NASDAQ Marketplace Rules require us to have one independent Compensation Committee member upon initial listing of our securities, a majority of independent Audit Committee members within 90 days of the initial listing of our securities and all independent Compensation Committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

Governance & Nominating Committee
      The primary objectives of the Governance & Nominating Committee include: (i) assisting the Board by identifying individuals qualified to become Board members and recommending to the Board the director nominees for the next Annual Meeting of Shareholders; (ii) overseeing the governance of the corporation including recommending Corporate Governance Guidelines to the Board of Directors; (iii) leading the Board in its annual review of the Board’s performance; and (iv) recommending to the Board director nominees for each Board Committee.
      The Board of Directors has determined that each member of the Governance & Nominating Committee, other than Dr. Ahn, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules.
      The Governance & Nominating Committee was established in January 2007.
      The Governance & Nominating Committee’s Charter provides that shareholder nominees to the Board of Directors will be evaluated using the same guidelines and procedures used in evaluating nominees nominated by other persons. In evaluating director nominees, the Governance & Nominating Committee will consider the following factors:

•	the appropriate size and the diversity of our Board;

•	our needs with respect to the particular talents and experience of our directors;

•	the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	familiarity with national and international business matters;

•	experience in political affairs;

•	experience with accounting rules and practices;

•	whether such person qualifies as an “audit committee financial expert” pursuant to the SEC Rules;

•	appreciation of the relationship of our business to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.
      In identifying director nominees, the Governance & Nominating Committee will first evaluate the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service shall be considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. Generally, the Governance & Nominating Committee strives to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from business and professional experience. In doing so, the Governance & Nominating Committee will also consider candidates with appropriate non-business backgrounds. If any member of the Board does not wish to continue in service or if the Governance & Nominating Committee or the Board decides not to re-nominate a member for re-election, the Governance & Nominating Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Other than the foregoing, there are no specific, minimum qualifications that the Governance & Nominating Committee believes that a Committee-recommended nominee to the Board of Directors must possess, although the Governance & Nominating Committee may also consider such other factors as it may deem are in our and our shareholders’ best interests.
      In its deliberations, the Governance & Nominating Committee is aware that our Board must, within one year of the date of our initial listing on the NASDAQ Global Market, be comprised of a majority of “independent” directors, as such term is defined by the NASDAQ Marketplace Rules. The Governance & Nominating Committee also believes it appropriate for certain key members of our management to participate as members of the Board.
      The Governance & Nominating Committee and Board of Directors are polled for suggestions as to individuals meeting the criteria of the Governance & Nominating Committee. Research may also be performed to identify qualified individuals.
Communications with the Board of Directors
      In January 2007, the Board of Directors adopted a Shareholder Communication Policy for shareholders wishing to communicate with various Board committees and individual members of the Board of Directors. Shareholders wishing to communicate with the Board of Directors, the Governance & Nominating Committee and specified individual members of the Board of Directors can send communications to the Board of Directors and, if applicable, to the Governance & Nominating Committee or to specified individual directors in writing c/o Catherine Sulawske-Guck, Bioheart, Inc., 13794 NW 4th Street, Suite 212, Sunrise, FL 33325. We do not screen such mail and all such letters will be forwarded to the intended recipient.
Legal Proceedings
      There are no pending, material legal proceedings to which any director, officer or affiliate of Bioheart, any owner of record or beneficially of more than five percent of any class of voting securities of Bioheart, or any associate of any such director, officer, affiliate of Bioheart, or security holder is a party adverse to Bioheart or any of its subsidiaries or has a material interest adverse to Bioheart.
Code of Business Conduct and Ethics
      We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have also adopted a Code of Business Conduct and Ethics applicable to all employees, officers, directors and consultants of the Company. Copies of the Code of Ethics and the Code of Business Conduct and Ethics are available on our website at www.bioheartinc.com.
Whistleblower Policy
      In January 2007, the Board of Directors adopted Procedures for the Submission, Receipt and Handling of Concerns and Complaints Regarding Internal Controls and Auditing Matters, or a whistleblower policy. This policy outlines the process for the submission, receipt, retention and treatment of concerns and complaints received by us regarding our and our affiliates’ respective accounting, auditing and internal controls practices and procedures, including the process for the confidential, anonymous submission by our directors, officers and employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee Interlocks and Insider Participation
      No member of the Compensation Committee has been an officer or employee of ours at any time. Also, none of our executive officers serves, nor served in 2006, on the Board of Directors or compensation committee of a company with an executive officer serving on our Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION & ANALYSIS
      The primary goals of our Compensation Committee with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that our executives are compensated effectively in a manner consistent with our strategy and competitive practice and to align executives’ incentives with shareholder value creation. To achieve these goals, our Compensation Committee, with management’s input, recommends executive compensation packages to our Board of Directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our Compensation Committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we believe it is important for these executives to have equity ownership in our company to provide them with long-term incentives to build value for our shareholders. Accordingly, we generally award our principal executive officers, other than our Chairman and Chief Executive Officer, initial option grants upon the commencement of their employment with us and ongoing option grants as circumstances warrant. Our Chairman and Chief Executive Officer owns a significant percentage of our outstanding common stock and, accordingly, we believe his interests are strongly aligned with the interests of our shareholders. We intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to achievement of corporate goals and value-creating milestones. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.
      We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. The Compensation Committee develops our compensation plans by utilizing publicly available compensation data for national and regional companies in the biopharmaceutical industry and/or the South Florida market. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees as our company.
      Our Compensation Committee may retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.
Elements of Compensation
      Our Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size and stage of development operating in the biopharmaceutical industry and/or the South Florida market. The compensation received by our executive officers consists of the following elements:
      Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry and geographic market. Base salaries are reviewed at least annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.
      Discretionary Annual Bonus. In addition to base salaries, our Compensation Committee has the authority to award discretionary annual bonuses to our executive officers. In 2006, the Compensation Committee awarded discretionary cash bonuses of $1,000 to each of our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the Compensation Committee believes to be value-creating milestones. Our annual bonus is paid in cash in an amount reviewed and approved by our Compensation Committee. Each executive officer is eligible for a discretionary annual bonus up to an amount equal to 50% of such executive officer’s salary.

      The Compensation Committee expects to adopt a more formal process for discretionary annual bonuses in 2007. The Compensation Committee intends to utilize annual incentive bonuses to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives will vary depending on the individual executive, but will relate generally to strategic factors such as establishment and maintenance of key strategic relationships, development of our product candidates, identification and advancement of additional product candidates, and to financial factors such as improving our results of operations and increasing the price per share of our common stock.
      Long-Term Incentive Program. At present, our long-term compensation consists primarily of stock options. Our option grants are designed to align management’s performance objectives with the interests of our shareholders. Our Compensation Committee grants options to key executives in order to enable them to participate in the long-term appreciation of our shareholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. We have not adopted stock ownership guidelines, and, other than for Mr. Leonhardt, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.
      Since inception, we have granted equity awards to our executive officers through our Officers and Employees Stock Option Plan, which was adopted by our Board of Directors and shareholders to permit the grant of stock options to our officers and employees. The initial option grant made to each executive upon joining us is primarily based on competitive conditions applicable to the executive’s specific position. In addition, the Compensation Committee considers the number of options owned by other executives in comparable positions within our company and has established stock option targets for specified categories of executives. We believe this strategy is consistent with the approach of other development stage companies in our industry and, in our Compensation Committee’s view, is appropriate for aligning the interests of our executives with those of our shareholders over the long term.
      We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our Compensation Committee, although our Compensation Committee does consider the recommendations of our Chairman and Chief Executive Officer for officers other than himself.
      In 2006, certain named executive officers were awarded stock options under our Officers and Employees Stock Option Plan in the amounts indicated in the section below entitled “Grants of Plan Based Awards.” These equity awards included the grant of a stock option and warrant for an aggregate of 762,500 shares of common stock to Mr. Bromley, our Vice President of Public Relations, pursuant to the terms of a letter agreement we entered into with Mr. Bromley in August 2006, or the Bromley Letter Agreement. Mr. Bromley was also issued 77,143 shares of our common stock pursuant to the Bromley Letter Agreement. Prior to entering the Bromley Letter Agreement, certain disputes had arisen between Mr. Bromley and us as to the number of stock options he had been awarded since he commenced his employment with us in December 1999. The shares, options and warrants granted to Mr. Bromley pursuant to the Bromley Letter Agreement were issued in settlement of any unpaid salary or other compensation for services provided to us by Mr. Bromley from December 1999 through August 2006 and in consideration for Mr. Bromley’s release of any claims he may have against us related to or arising from his employment or any compensation owed to him.
      Other Compensation. We maintain broad-based benefits that are provided to full-time employees, including health insurance, life and disability insurance, dental insurance and vision insurance. In 2006, we agreed to reimburse Mr. Bromley for federal and state income taxes he pays in connection with our issuance to him of 77,143 shares of our common stock pursuant to the terms of the Bromley Letter Agreement. The perquisite was negotiated as part of our settlement with Mr. Bromley and we do not anticipate providing similar perquisites to him or any of our executive officers on a going-forward basis.

Compensation Committee Report
      The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis set forth above with management and, based upon such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this prospectus.

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
Mike Tomas
Bruce Carson
Peggy A. Farley
Summary Compensation Table
      The following table sets forth, for the fiscal year ended December 31, 2006, the aggregate compensation awarded to, earned by or paid to our Chief Executive Officer, both persons who served as our Chief Financial Officer during 2006, and our two other most highly compensated executive officers who were serving at December 31, 2006, or collectively, the Named Executive Officers.

				Long-Term
				Compensation Awards
		Annual Compensation
				Stock		Option		All Other
Name and Principal Position	Year	Salary	Bonus	Awards		Awards(1)		Compensation		Total

Howard J. Leonhardt	2006	$151,000	$1,000	—		—		—		$152,000
Chief Executive Officer
William H. Kline(2)	2006	$51,000	$1,000	—		$97,500	(3)	—		$149,500
Chief Financial Officer
Brian Neill(4)	2006	$45,000	—	—				—		$45,000
Former Chief Financial Officer
Richard T. Spencer, IV	2006	$126,000	$1,000	—		$19,500	(5)	—		$146,500
Vice President of Clinical Affairs and Physician Relations
Scott Bromley	2006	$131,000	$1,000	$366,429	(6)	$2,928,000	(7)	$153,000	(8)	$3,579,429
Vice President of Public Relations

(1)	Amount reflects the expensed fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 5 of the “Notes to Consolidated Financial Statements (unaudited) — Stock Options” for the nine month period ending September 30, 2006 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Mr. Kline commenced his employment with us in August 2006.

(3)	Represents the expensed fair market value of options to purchase 250,000 shares of our common stock granted August 7, 2006, with an exercise price of $3.50 per share. The options vest in four equal installments on each of August 7, 2007, August 7, 2008, August 7, 2009 and August 7, 2010.

(4)	Mr. Neill resigned effective April 30, 2006.

(5)	Represents the expensed fair market value of options to purchase 25,000 shares of our common stock granted April 19, 2006, with an exercise price of $3.50 per share. The options vest in four equal installments on each of April 19, 2007, April 19, 2008, April 19, 2009 and April 19, 2010.

(6)	Relates to a grant of 77,143 shares to Mr. Bromley in accordance with the terms of the Bromley Letter Agreement.

(7)	Represents the expensed fair market value of (i) options to purchase 457,500 shares of our common stock granted August 24, 2006, with an exercise price of $3.50 per share and (ii) warrants to purchase 305,000 shares of our common stock granted August 24, 2006, with an exercise price of $3.50 per share.

(8)	Relates to amounts to be paid to Mr. Bromley to reimburse him for federal and state income taxes due in connection with his receipt of 77,143 shares of our common stock in accordance with the Bromley Letter Agreement.
Bromley Letter Agreement
      On August 24, 2006, we entered into the Bromley Letter Agreement with Mr. Bromley regarding his employment with us. Pursuant to this agreement:

•	we issued to Mr. Bromley 77,143 shares of our common stock as a full and complete settlement for any unpaid salary or other compensation owed to Mr. Bromley for services he rendered to us prior to the date of the Bromley Letter Agreement and agreed to reimburse Mr. Bromley for federal and state income taxes he will be required to pay in connection with his receipt of such shares.

•	we agreed to pay Mr. Bromley an annual base salary of $130,000 for his continued provision of services as our Vice President of Public Relations.

•	we granted to Mr. Bromley a fully-vested incentive stock option to purchase 457,500 shares of our common stock at an exercise price of $3.50 per share.

•	we granted to Mr. Bromley a fully-vested warrant to purchase 305,000 shares of our common stock at an exercise price of $3.50 per share.
      Mr. Bromley’s employment with us may be terminated by him or us at any time and for any reason. Other than this agreement, we do not have any employment agreements with any of our Named Executive Officers.
Grants of Plan Based Awards
      In 2006, the Compensation Committee approved option awards under our Officers and Employees Stock Option Plan to certain of our Named Executive Officers and awarded stock and warrants to Mr. Bromley. Our Compensation Committee has not established guidelines for the grant of plan-based awards for 2007. Set forth below is information regarding awards granted during 2006.

			All Other
			Option
		All Other	Awards:			Grant Date
		Stock Awards:	Number of		Exercise or Base	Fair Value of
		Number of	Securities		Price of Option	Stock and
		Shares of	Underlying		Awards	Option
Name	Grant Date	Stock (#)	Options (#)		($/share)	Awards

William H. Kline	8/7/06	—	250,000	(1)	$3.50	$960,000
Richard T. Spencer, IV	4/19/06	—	25,000	(1)	$3.50	$96,000
Scott Bromley	8/24/06	77,143				$366,429
	8/24/06		762,500	(2)	$3.50	$2,928,000

(1)	The options vest in four equal installments on each of August 7, 2007, August 7, 2008, August 7, 2009 and August 7, 2010.

(2)	Includes (i) options to purchase 457,500 shares of our common stock granted August 24, 2006, with an exercise price of $3.50 per share and (ii) warrants to purchase 305,000 shares of our common stock granted August 24, 2006, with an exercise price of $3.50 per share.
Our Stock Option Plans
      In December 1999, our Board of Directors and shareholders adopted our Officers and Employees Stock Option Plan, or the Employee Plan, and the Directors and Consultants Stock Option Plan, or the Directors Plan. The Employees Plan and the Directors Plan are collectively referred to herein as the Plans. The Plans are administered by the Compensation Committee. The objectives of the Plans include attracting and retaining key personnel by encouraging stock ownership in the Company by such persons.

Options Available for Issuance
      There are an aggregate of 5,000,000 shares of common stock authorized for options grants under the Employee Plan and Director Plan. As of January 31, 2007, an aggregate of 1,796,873 shares of common stock were available for grant under the Plans. The options to be delivered under the Plans will be made available, at the discretion of the Compensation Committee, from authorized but unissued shares or outstanding options that expire or are cancelled. If shares covered by an option cease to be issuable for any reason such number of shares will no longer count against the shares authorized under the Plans and may again be granted under the Plans.

Material Terms of the Plans
      The Employee Plan provides for the grant of options to employees and officers, and the Director Plan provides for the grant of options to directors, consultants and certain other non-employees. Only the Employee Plan permits the granting of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended from time to time, or the Code, and both Plans permit grants of “non-qualified” options (options that are not incentive stock options). As of the date of this prospectus, all options granted to employees under the Plans are incentive stock options and all options granted to persons other than employees are “non-qualified” options.
      The Compensation Committee determines those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares that may be purchased under each option and the option price, as well as other terms in their discretion. However, in no event shall an option be exercisable after the expiration of 10 years from the date of the grant of the option. In addition, no person is entitled to be granted options to purchase more than an aggregate of 600,000 shares of our common stock pursuant to the Plans. Unless otherwise provided in any option agreement, each outstanding option shall become fully exercisable in the event of a “change in control” (as such term is defined in the Plans). In connection with a liquidation of the company or any merger, reorganization or similar corporate transaction in which we are not the surviving corporation and the successor corporation does not assume our outstanding options, the Compensation Committee or Board of Directors may cancel any options that remain unexercised effective as of the closing of such transaction.
      Each option is evidenced by an option agreement. In granting options, the Compensation Committee takes into consideration the contribution the person has made to our success and such other factors as the Compensation Committee shall determine. The Plans provide for circumstances under which the options shall terminate.
      The option price per share of any option shall be any price determined by the Compensation Committee but shall not be less than the par value per share; provided, that in no event shall the option price per share of any incentive stock option be less than the “Fair Market Value” (as determined under the Plans) of the shares underlying such option on the date the option is granted.

Outstanding Equity Awards at Fiscal Year End

	Number of Securities
	Underlying Unexercised
	Options and Warrants
				Option	Option
Name	Exercisable	Unexercisable		Exercise Price	Expiration Date

Howard J. Leonhardt	37,500	—		$3.50	12/31/11
	5,198	—		$3.50	12/31/15
William H. Kline	—	250,000	(1)	$3.50	8/7/16
Brian Neill	—	—		—	—
Richard T. Spencer, IV	50,000	50,000		$3.50	10/1/14
	500	—	(2)	$3.50	12/31/15
	—	25,000	(3)	$3.50	4/19/16
Scott Bromley	100,000	—		$0.79	12/25/09
	42,000	—		$3.50	12/18/10
	500	—		$3.50	12/31/15
	457,500	—		$3.50	8/24/16
	305,000	—		$3.50	8/24/16

(1)	The options vest in four equal installments on each of August 7, 2007, August 7, 2008, August 7, 2009 and August 7, 2010.

(2)	The options vest in two equal installments on each of October 1, 2007 and October 1, 2008.

(3)	The options vest in four equal installments on each of April 19, 2007, April 19, 2008, April 19, 2009 and April 19, 2010.
Option Exercises
      During the 2006 fiscal year, none of our Named Executive Officers exercised any options to purchase shares of our common stock.
Pension Benefits
      We do not have any plan that provides for payments or other benefits at, following, or in connection with the retirement of any of our employees.
Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans
      We do not have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.
Potential Payments Upon Termination or Change-In Control
      We do not have any contract, agreement, plan or arrangement that provides for any payment to any of our Named Executive Officers at, following, or in connection with a termination of the employment of such Named Executive Officer, a change in control of the Company or a change in such Named Executive Officer’s responsibilities.

Director Compensation
      We currently have eight non-employee directors that qualify for compensation. Our non-employee directors do not receive cash compensation for their services as directors. However, in August of each year, each non-employee director receives a grant of options to purchase 10,000 shares of our common stock provided that he or she has served as a member of our Board of Directors for at least six months and one day of the twelve month period immediately preceding the date of grant. In addition, we reimburse non-employee directors for actual out-of-pocket expenses incurred. The following table sets forth, for the fiscal year ended December 31, 2006, the aggregate compensation awarded to, earned by or paid to our non-employee directors. Ms. Farley joined the Board of Directors in January 2007 and, accordingly, did not receive any compensation for serving as a director in 2006.

	Option
Name	Awards(1)(2)(3)		Total

Samuel S. Ahn, M.D., MBA	$36,700		$36,700
Bruce Carson	$36,700		$36,700
David J. Gury	$36,700		$36,700
William P. Murphy, Jr., M.D.	$36,700		$36,700
Richard T. Spencer III	$36,700		$36,700
Mike Tomas	$36,700	(4)	$36,700
Linda Tufts	$36,700	(5)	$36,700

(1)	Amount reflects the expensed fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 5 of the “Notes to Consolidated Financial Statements (unaudited) — Stock Options” for the nine month period ending September 30, 2006 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Each person listed received options to purchase 10,000 shares of our common stock granted August 1, 2006, with an exercise price of $4.75 per share. The options vested immediately upon grant.

(3)	The grant date fair value of the stock options issued to directors in 2006 is equal to the expensed fair value of such stock options.

(4)	Options were issued in the name of the Astri Group, LLC, over which Mr. Tomas has shared voting and investment power.

(5)	Options were issued in the name of Tyco International. Ms. Tufts does not have voting and investment power over these securities and disclaims beneficial ownership thereof.
Limitations on Liability and Indemnification
      Our articles of incorporation require us to indemnify and limit the liability of directors to the fullest extent permitted by the Florida Business Corporation Act, or the FBCA, as it currently exists or as it may be amended in the future.
      Pursuant to the FBCA, a Florida corporation may indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another entity, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      In addition, in accordance with the FBCA, a Florida corporation is permitted to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.
      Any indemnification made under the above provisions, unless pursuant to a court’s determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding the foregoing, a Florida corporation must indemnify any director, officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.
      Generally, pursuant to the FBCA, a director of a Florida corporation is not personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an approval of an unlawful distribution, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.
      Furthermore, under the FBCA, a Florida corporation is authorized to make any other further indemnification or advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding such office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee, or agent were material to the adjudicated cause of action and the director, officer, employee, or agent (a) violated criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor.
      We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company.
      We believe that the limitation of liability provision in our articles of incorporation and the liability insurance policy that we maintain will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.
      These limitation of liability and indemnification provisions may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

SCIENTIFIC ADVISORY BOARD
      The members of our scientific advisory board, none of whom are our officers or employees, assist us with various projects and matters including, but not limited to, (i) product design evaluation and development strategies, (ii) evaluation of instructional and training materials for physicians, (iii) clinical and consultation support to centers using our products candidates and (iv) clinical trials and design of clinical protocols. We consider our advisory board members to be the opinion leaders in their respective fields.
      As of January 31, 2007, our Scientific Advisory Board consisted of the following members:

Name	Specialty	Position

Samuel S. Ahn, M.D., MBA	Endovascular specialist	President University Vascular Associates Vascular Management Associates Los Angeles, California
Barry J. Byrne, M.D., Ph.D.	Preclinical research	Professor and Associate Chair of Pediatrics, Molecular Genetics & Microbiology University of Florida Gainesville, Florida
Juan C. Chachques, M.D., Ph.D.	Preclinical research	Director of Surgical and Clinical Research Broussais and Pompidou Hospitals Paris, France
Ray Chiu, M.D., Ph.D.	Preclinical research	Professor of Surgery McGill University Quebec, Canada
Nicolas Chronos, M.D., MRCP, FACC, FESC, FAHA	Interventional cardiology	Chief Medical and Scientific Officer American Cardiovascular Research Institute Atlanta, Georgia
Eric Crumpler, Ph.D.	Preclinical research	Assistant Professor of Bioreactors, Bioengineering, and Biomaterials Florida International University Miami, Florida
Edward Diethrich, M.D.	Cardiac surgery and endovascular specialist	Director Arizona Heart Hospital Phoenix, Arizona
Stephen G. Ellis, M.D.	Interventional cardiology	Director Sones Cardiac Catheterization Laboratory Cleveland Clinic Foundation Cleveland, Ohio
Jorge Genovese, M.D.	Preclinical research	Research Professor University of Pittsburgh Medical Center Pittsburgh, Pennsylvania
Miranda Grounds, Ph.D.	Preclinical research	Professor, School of Anatomy and Human Biology The University of Western Australia Crawley, Western Australia
Richard Ham, Ph.D.	Preclinical research and cell- culturing	Professor Emeritus of Molecular, Cellular and Developmental Biology University of Colorado Boulder, Colorado
Richard Heuser, M.D.	Interventional cardiology	Director of Cardiology Phoenix Heart Institute Phoenix, Arizona

Name	Specialty	Position

Race L. Kao, Ph.D.	Preclinical research and cell- culturing	Professor and Carroll H. Long Chair of Excellence for Surgical Research James H. Ouillen College of Medicine, East Tennessee State University Johnson City, Tennessee
Barry T. Katzen, M.D.	Interventionist and endovascular specialist	Medical Director of the Miami Cardiac and Vascular Institute and Clinical Professor of Radiology University of Miami School of Medicine Miami, Florida
Wendell King	Preclinical research	Chairman Gateway Alliance II (consulting firm) St. Paul, Minnesota Inventor of biological pacemaker
George J. Magovern, M.D.	Cardiac surgery	Retired Chairman, Department of Cardiothoracic Surgery Allegheny Hospital Pittsburgh, Pennsylvania
Keith March, M.D., Ph.D.	Preclinical research	Director Indiana University Center for Vascular Biology Indianapolis, Indiana
James Margolis, M.D.	Interventional cardiology	Director of Cardiovascular Research and Education Miami International Cardiology Consultants Miami, Florida
Dr. P.A. Merrifield	Preclinical research	Associate Professor, Department of Anatomy & Cell Biology University of Western Ontario Ontario, Canada
Dr. Christopher M. O’Connor	Congestive heart failure and ischemic heart disease	Director, Duke Heart Failure Program Associate Director, Duke Clinical Research Institute Duke University Durham, North Carolina
Harold Ott, M.D., Ph.D.	Preclinical research	Research Associate, Center for Cardiovascular Repair University of Minnesota Minneapolis, Minnesota
Marc Penn, M.D., Ph.D.	Preclinical Research	Medical Director, Coronary Intensive Care Unit Director, Experimental Animal Laboratory and Associated Director The Cleveland Clinic Foundation Cleveland, Ohio
Nicholas S. Peters, M.D., Ph.D.	Electrophysiology	Professor of Cardiology,
Head of Cardiac Electrophysiology
St. Mary’s Hospital and Imperial College
University of London, UK
Director of Electrophysiology Research
American Cardiovascular Research Institute
Atlanta, Georgia
Philip Poole-Wilson, M.D., Ph.D.	Heart failure specialist	Professor of Cardiology, National Heart and Lung Institute Faculty of Medicine, Imperial College London, Royal Brompton and Harefield Hospitals London, England
Felipe Prósper, Ph.D.	Preclinical Research	Associate Professor of Medicine Universidad de Navarra Attending Physician, Hematology and Cell Therapy Area Navarra, Spain

Name	Specialty	Position

Dr. Sergio Pinski	Cardiology and electrophysiology	Head, Section of Cardiac Pacing and Electrophysiology Department of Cardiology Cleveland Clinic Florida Weston, Florida
Stephen Ramee, M.D.	Interventional Cardiology	Director, Cardiac Catheterization Laboratory Ochsner Clinic Foundation New Orleans, Louisiana
Camillo Ricordi, M.D.	Preclinical research and cell- culturing	Stacy Joy Goodman Professor of
Surgery and Medicine
Chief of the Division of Cellular Transplantation
Scientific Director and Chief Academic Officer
of the Diabetes Research Institute
University of Miami
Miami, Florida
Robert S. Schwartz, M.D.	Preclinical research	Research Cardiologist Minneapolis Heart Institute Minneapolis, Minnesota
Warren Sherman, M.D., FACC	Interventional cardiology	Director of Medical Education and Associate Director, Cardiac Catheterization Laboratories The Zena and Michael A. Wiener Cardiovascular Institute Mount Sinai Hospital New York, New York
Doris A. Taylor, Ph.D.	Preclinical research and cell- culturing	Medtronic Bakken Chair and Director of the Center for Cardiovascular Repair University of Minnesota Minneapolis, Minnesota
Syde A. Taheri, M.D.	Preclinical Research	Cardiovascular and Thoracic Surgeon Millard Fillmore Hospital Buffalo, New York
Robert Van Tassel, M.D.	Interventional cardiology	Senior Consultant in Cardiology Minneapolis Heart Institute Minneapolis, Minnesota
Stuart Williams, Ph.D.	Preclinical Research	Professor of Biomedical Engineering, Surgery, Physiology, and Material Science Engineering University of Arizona Health Sciences Center Tucson, Arizona
Zachariah P. Zachariah, M.D.	Interventional cardiology	Cardiologist Holy Cross Hospital Ft. Lauderdale, Florida
      The Scientific Advisory Board meets in person at least once each year and individual members of the Scientific Advisory Board regularly consult with our management and the Board of Directors upon request.
      Members of the Scientific Advisory Board generally serve three-year terms, subject to earlier termination for cause by us. As compensation for his or her services as members of the Scientific Advisory Board, each member receives a one-time grant of between 1,500 to 64,000 options to purchase shares of our common stock, which options vest in three equal annual installments. However, Dr. Sherman, the lead investigator in the MYOHEART Trial, elected not to receive any options or other securities from us. We reimburse members of the Scientific Advisory Board for reasonable expenses incurred in performing services to the Company.
      On September 18, 2002, we entered into a consulting agreement with Wendell King, a member of the Scientific Advisory Board, for a one-year term. In addition to the one-time grant of options to purchase shares of our common stock, Mr. King may receive $2,000 per month as compensation for his consulting services and, if his consulting services exceed 16 hours in a given month, an additional $125 per hour.

      Effective August 31, 2006, we entered into a consulting agreement with March Consulting, LLC, pursuant to which Keith March, M.D. serves as a member of the Scientific Advisory Board for a one-year term. In addition to the one-time grant of options to purchase shares of our common stock, Dr. March may receive a maximum monthly compensation of $3,750 and a maximum annual compensation of $40,000.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Stock Sales
      Since January 1, 2004, the following executive officers, directors and holders of more than 5% of our common stock have acquired shares of our common stock from us in the amounts, as of the dates and for the consideration set forth below:

			Aggregate
			Consideration
Directors and Executive Officers	Shares		Paid(1)

Howard J. Leonhardt	179,605	(2)	$628,617	(2)
Samuel S. Ahn, M.D., MBA	230,000		$805,000	(3)
David J. Gury	15,000		$52,500	(3)
William P. Murphy, Jr., M.D.	75,000		$281,250	(3)
Richard T. Spencer, III	30,001		$100,002	(3)

(1)	Per share purchase prices ranged from $3.50 per share to $4.75 per share.

(2)	Includes (i) 24,523 shares issued to Mr. Leonhardt in satisfaction of accrued salary and (ii) 155,082 shares issued to Mr. Leonhardt in satisfaction of advances he made on our behalf. See “Conversion of Cash Advances and Accrued Salary into Common Stock” below for more information.

(3)	Aggregate consideration paid in cash.
Transactions with Management
      The following is a description of transactions since January 1, 2004 to which we were or are a party, in which the amount involved exceeded or exceeds $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest.

Conversion of Cash Advances and Accrued Salary into Common Stock
      On various occasions, Mr. Leonhardt has agreed to accept shares of our common stock in satisfaction of accrued salary or advances he has made on our behalf. More specifically:

•	in December 2004, we issued 24,523 shares of our common stock to Mr. Leonhardt in satisfaction of $85,830 of accrued salary earned by Mr. Leonhardt during the fiscal year ended December 31, 2004.

•	in October 2005, we issued 155,082 shares of our common stock to Mr. Leonhardt in satisfaction of $542,787 of expense reimbursements owed to him for expenses he advanced during the fiscal years ended December 31, 2001, 2002 and 2003.

Guarantees provided by Mr. Leonhardt
      From time to time, Mr. Leonhardt has, without compensation, personally guaranteed certain of our financial obligations. As of the date of this prospectus, he is the guarantor of our obligations under the lease for our facilities in Sunrise, Florida. He is also the guarantor of our obligations under corporate credit cards issued by Bank of America. Mr. Leonhardt does not receive any compensation for providing these guarantee services.
      Mr. Leonhardt has guaranteed Dr. Murphy, a director, the repayment of his initial $200,000 investment in the Company.

Bromley Letter Agreement
      On August 24, 2006, we entered the Bromley Letter Agreement with Mr. Bromley, Mr. Leonhardt’s cousin and Vice President of Public Relations, regarding his employment with us. Pursuant to this agreement:

•	we issued to Mr. Bromley 77,143 shares of our common stock as a full and complete settlement and agreed to reimburse Mr. Bromley for federal and state income taxes he will be required to pay in connection with his receipt of such shares.

•	we agreed to pay Mr. Bromley an annual base salary of $130,000 for his continued provision of services as our Vice President of Public Relations.

•	we granted to Mr. Bromley a fully-vested incentive stock option to purchase 457,500 shares of our common stock at an exercise price of $3.50 per share.

•	we granted to Mr. Bromley a fully-vested warrant to purchase 305,000 shares of our common stock at an exercise price of $3.50 per share.

Consulting Agreements with Directors
      We have, from time to time, entered into consulting agreements and arrangements with certain members of our Board of Directors. These agreements and arrangements are summarized in the table set forth below:

Consideration Paid for
Director	Nature of Consulting Services	Consulting Services	Term of Arrangement

Bruce C. Carson	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events	Grant of option to purchase 100,000 shares of common stock at an exercise price of $3.50(1)	February 2004 to December 2004
Bruce C. Carson	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events	Grant of option to purchase 100,000 shares of common stock at an exercise price of $3.50(2)	January 2005 to October 2005
Richard T. Spencer, III	Consulting services include (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants and (iii) appearing at selected events	Grant of option to purchase 80,000 shares of common stock at an exercise price of $3.50(3)	March 2004 to March 2007

Consideration Paid for
Director	Nature of Consulting Services	Consulting Services	Term of Arrangement

Samuel S. Ahn	Consulting services included (i) serving as our consultant for cardiomyoplasty, (ii) providing advice to us with respect to cardiomyoplasty and related technologies and matters, and (iii) performing other services from time to time as we request	Grant of options to purchase 57,000 shares of common stock at an exercise price of $1.75 and 7,000 shares of common stock at an exercise price of $3.50(4)	March 2000 to March 2003
Samuel S. Ahn	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events	Grant of option to purchase 100,000 shares of common stock at an exercise price of $3.50(2)	February 2004 to October 2005

(1)	1/4 of the options vested on each December 31, 2005 and December 31, 2006. The remaining 1/2 of the options are scheduled to vest equally on December 31, 2007 and December 31, 2008.

(2)	The options vested on October 1, 2005 upon our attainment of various financial goals.

(3)	1/3 of the options vested on each of March 18, 2005 and March 18, 2006. The remaining 1/3 of the options are scheduled to vest on March 18, 2007.

(4)	57,000 options vested on February 14, 2003 and 7,000 options vested on July 14, 2003.
     Dr. Samuel S. Ahn, a member of our Board of Directors, is also a member of our Scientific Advisory Board and has entered into our standard Scientific Advisory Board agreement. Pursuant to his agreement, which expires in January 2007, we granted Dr. Ahn a stock option to purchase 10,500 shares of our common stock with an exercise price of $1.75 per share as consideration for his service on our Scientific Advisory Board.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding beneficial ownership of our common stock as of January 31, 2007, and as adjusted to reflect the sale of common stock in this offering, by

•	each person or group known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our current directors and executive officers as a group.
      As of January 31, 2007, we had 21,496,977 shares of common stock outstanding. Immediately following the completion of this offering, there will be                      shares of common stock outstanding assuming that the underwriters’ over-allotment option is not exercised. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership by that person or group, shares of our common stock subject to options or warrants beneficially owned by that person or group and currently exercisable or exercisable within 60 days after January 31, 2007 are deemed outstanding but are not deemed outstanding for the purposes of computing the ownership of any other person. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Bioheart, Inc., 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325.

			Percentage of Shares
			Beneficially Owned

	Number of Shares		Before the	After the
Name of Beneficial Owner	Beneficially Owned		Offering (%)	Offering (%)

5% Shareholders:
Howard J. Leonhardt	7,462,124	(1)	34.7
William H. Kline	—	(2)	*
Scott Bromley	982,143	(3)	4.6
Richard T. Spencer, IV	58,708	(4)	*
Samuel S. Ahn, M.D.	474,500	(5)	2.2
Bruce Carson	532,500	(6)	2.5
David J. Gury	35,000	(7)	*
Peggy A. Farley	800,299	(8)	3.7
William P. Murphy, M.D.	120,000	(9)	*
Richard T. Spencer, III	123,334	(10)	*
Mike Tomas	593,570	(11)	2.8
Linda Tufts	—		*

All directors and executive officers as a group (13 persons)	11,247,948		52.0

*	Indicates less than one percent

(1)	Consists of (i) 7,419,426 shares directly owned by Mr. Leonhardt and (ii) 42,698 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share.

(2)	Does not include 250,000 shares issuable upon the exercise of stock options at an exercise price of $3.50 per share that are not subject to exercise within 60 days.

(3)	Consists of (i) 77,143 shares directly owned by Mr. Bromley, (ii) 100,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.79 per share, (iii) 500,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share and (iv) 305,000 shares issuable upon the exercise of vested warrants at an exercise price of $3.50 per share.

(4)	Consists of (i) 8,208 shares directly owned by Mr. Spencer, IV and (ii) 50,500 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share. Does not include 125,000 shares issuable upon the exercise of stock options at an exercise price of $3.50 per share that are not subject to exercise within 60 days.

(5)	Consists of (i) 180,000 shares directly owned by Dr. Ahn, (ii) 67,500 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $1.75 per share, (iii) 117,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share and (iv) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $4.75 per share.

(6)	Consists of (i) 337,500 shares directly owned by Mr. Carson, (ii) 210,000 shares issuable upon the exercise of presently exercisable stock options or stock options exercisable within 60 days of January 31, 2007 at an exercise price of $3.50 per share and (iii) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $4.75 per share.

(7)	Includes (i) 15,000 shares directly owned by Mr. Gury, (ii) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share and (iii) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $4.75 per share.

(8)	Includes (i) 43,720 shares directly owned by Ms. Farley and (ii) 125,000 shares owned by Ascent Medical Technology Fund, LP, over which Ms. Farley has shared voting and investment power and (iii) 631,579 shares owned by Ascent Medical Technology Fund II, LP, over which Ms. Farley has shared voting and investment power.

(9)	Includes (i) 90,000 shares directly owned by trusts controlled by Dr. Murphy and his spouse, (ii) 20,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share and (iii) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $4.75 per share.

(10)	Includes (i) 30,000 shares directly owned by Mr. Spencer, III, (ii) 83,333 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $3.50 per share and (iii) 10,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $4.75 per share. Does not include 26,667 shares issuable upon the exercise of stock options at an exercise price of $3.50 per share that are not subject to exercise within 60 days.

(11)	Includes (i) 573,570 shares held by the Astri Group, LLC, over which Mr. Tomas has shared voting and investment power, (ii) 10,000 shares issuable upon the exercise of presently exercisable stock options issued in the name of the Astri Group, LLC at an exercise price of $3.50 per share, over which Mr. Tomas has shared voting and investment power and (iii) 10,000 shares issuable upon the exercise of presently exercisable stock options issued in the name of the Astri Group, LLC at an exercise price of $4.75 per share, over which Mr. Tomas has shared voting and investment power.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock of the Company consists of 40,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of January 31, 2007, there were 21,496,977 shares of common stock outstanding, held of record by approximately 450 shareholders and zero shares of preferred stock outstanding.
      Upon the closing of this offering:

•	Our Articles of Incorporation will be amended and restated to provide for total authorized capital consisting of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock;

•	Based on the number of shares outstanding as of January 31, 2007, a total of shares of common stock will be outstanding after giving effect to the sale of common stock we are offering hereunder, which does not include any exercise of the underwriters’ over-allotment option or of any options or warrants.
Common Stock
      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights with respect to any outstanding shares of Preferred Stock and have no rights to convert their common stock into any other securities. The issued and outstanding shares of common stock are, and the common stock to be issued and outstanding upon completion of this offering will be, fully paid and non-assessable.
Preferred Stock
      The Board of Directors is authorized to issue the preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption rights and prices, liquidation preferences and the number of shares constituting any such class or series of preferred stock (including without limitation, rights and preferences of preferred stock that are superior to rights of holders of the common stock with respect to voting, dividend and liquidation or other rights), without any further vote or action by the shareholders. The issuance of preferred stock may adversely affect the voting power and other rights of the holders of common stock. We have no present plans to issue any shares of preferred stock.
Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Florida Law
Issuance of preferred stock
      As noted above, our Board of Directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.
Requirements for advance notification of shareholder nominations and proposals
      Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting or a special meeting of shareholders.
Shareholder meetings
      Our articles of incorporation and bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least a majority of the outstanding shares entitled to vote at such meeting. Additionally, the Board of Directors, the Chairman of the Board or the Chief Executive Officer may call special meetings of shareholders.
Amendment of bylaws
      Our bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least 75 percent of the outstanding shares of the capital stock then entitled to vote, voting together as a single class.
Florida law
      The FBCA prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board of Directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.

      The FBCA also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others, (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.
      We are subject to the Florida anti-takeover provisions under the FBCA because we have not elected to opt out of those provisions in our articles of incorporation or bylaws as permitted by the Florida law.
Transfer Agent And Registrar
      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.
NASDAQ Global Market Listing
      We are applying for our common stock to be quoted on the NASDAQ Global Market under the symbol BHRT.
SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
Sale of Restricted Shares and Lock-Up Agreements
      After the closing of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding held by existing shareholders are “restricted” shares as that term is defined in Rule 144 and                     of these restricted shares are also subject to the lock-up agreements described in “Underwriting.” Though these restricted shares subject to lock-up agreements may be eligible for earlier sale under the provisions of the Securities Act, absent a waiver of the lock-up agreements with BMO Capital Markets Corp., Janney Montgomery Scott LLC and Merriman Curhan Ford & Co., none of these locked-up shares may be sold until 181 days after the date of this prospectus. The 180-day restricted period will be automatically extended if: (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event occurs.
      Immediately after the date of the prospectus, approximately                     restricted shares will be eligible for resale. Beginning 91 days after the date of this prospectus, approximately                     additional restricted shares will be eligible for resale. Beginning 181 days after the date of this prospectus, all of the approximately                      million restricted shares that are subject to the lock-up agreements will be eligible for sale in the US public market, subject to the limitations imposed by Rule 144. In addition, as of January 31, 2007, there were outstanding options to purchase                      shares of common stock and warrants to purchase                      shares

of common stock. Approximately                     % of the shares issued upon exercise of these options and warrants will be subject to lock-up agreements.
Rule 144 and Rule 144(k)
      In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, which immediately following this offering is expected to equal approximately                      shares, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Rule 701 under the Securities Act permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. All holders of shares of common stock to which Rule 701 is applicable are required to wait until 90 days after the date of this prospectus before selling shares. The holders of approximately           outstanding shares of our common stock will be eligible to sell these shares 90 days after the date of this prospectus in reliance on Rule 701. Approximately                      shares issued pursuant to Rule 701 are subject to the lock-up agreements referred to above and absent a waiver of the lock-up agreements with BMO Capital Markets Corp., Janney Montgomery Scott LLC and Merriman Curhan Ford & Co., will only become eligible for sale upon the expiration of the 180-day lock-up.
      We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our equity incentive plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to limitations under Rule 144 applicable to our affiliates and subject to the lock-up agreements described above.
Registration Rights
      Pursuant to various shareholders agreements among certain purchasers of our common stock, Mr. Leonhardt and us, the holders of an aggregate of            shares of our common stock outstanding immediately after this offering and the holder of a warrant to purchase 2,500,000 shares or our common stock subject to certain vesting conditions are entitled to include their shares in any registration statement we file under the Securities Act to register any of our securities, subject to exceptions, and also to include those shares in any underwritten offering contemplated by that registration statement.
      These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the offering. In addition, no shareholder will have any rights under the agreement to include shares in a registration statement if all shares held by such holder may be sold pursuant to Rule 144 under the Securities Act in any three month period.

UNDERWRITING
      BMO Capital Markets Corp., Janney Montgomery Scott LLC and Merriman Curhan Ford & Co. are acting as the representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase from us, and we have agreed to sell to such underwriter, the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares

BMO Capital Markets Corp.
Janney Montgomery Scott LLC
Merriman Curhan Ford & Co.
Total
      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. If all of the ordinary shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      We have granted to the underwriters an option to purchase up to an aggregate of                      shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time on or before the 30th day after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.
      We, our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions on existing holders of shares of our common stock. BMO Capital Markets Corp. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event occurs.

      The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total

	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.
      We intend to apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “BHRT.”
      The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.
      Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The representatives may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.
      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
      Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, thus creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.
      These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
      The underwriters expect to facilitate Internet distribution for this offering to certain of their Internet subscription customers through affiliated broker-dealers and other intermediaries. Certain underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained           . Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      Certain of the underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following discussion of certain material U.S. federal income tax considerations relevant to Non-U.S. Holders (as defined below) of our common stock is for general information only. Accordingly, all prospective Non-U.S. Holders of our common stock are urged to consult their own tax advisors with respect to the U.S. federal, state and local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.
      As used in this prospectus, the term “Non-U.S. Holder” is a person who is an owner of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, (or if a valid election is in effect to treat the trust as a U.S. person under applicable U.S. treasury regulations).
      This discussion does not address:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	state, local or foreign tax consequences;

•	the tax consequences for the shareholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, Non-U.S. holders of interests in domestic or foreign partnerships, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities, controlled foreign corporations, passive foreign investment companies that accumulate earnings to avoid U.S. federal income tax, and U.S. expatriates; or

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, or a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
      The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not successfully take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.
      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION

AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that distributions are made on shares of our common stock, such distributions paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or attributable to a permanent establishment in the United States under an applicable income tax treaty, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.
      A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may generally obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.
Sale or Other Taxable Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case the regular corporate income tax and the branch profits tax described above may apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax imposed on stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct or indirect, have not exceeded 5% of our common stock. We believe we have never been, are not currently, and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes.

Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and might be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or other agreement.
      U.S. federal backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of our common stock, if the holder has provided the required certification, under penalties of perjury, as to its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations.
      Payments of the proceeds of a sale of common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder and the payer does not know or have reason to know that the holder is a U.S. person, or the holder otherwise establishes an exemption
      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will generally be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.
LEGAL MATTERS
      We are represented by Hunton & Williams LLP, Miami, Florida. Dechert LLP, Philadelphia, Pennsylvania, is acting as counsel to the underwriters.
EXPERTS
      The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting in giving said report.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Bioheart, Inc., such references are not necessarily complete and you should read the entire text of those documents, which have been filed as exhibits to the registration statement of which this prospectus is a part, for complete information. You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Bioheart, Inc., that file electronically with the SEC.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 and the cumulative period from August 12, 1999 (date of inception) to December 31, 2005	F-4
Consolidated Statement of Shareholders’ Equity (Deficit) for the period from August 12, 1999 (date of inception) through December 31, 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and the cumulative period from August 12, 1999 (date of inception) to December 31, 2005	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of September 30, 2006 (unaudited) and December 31, 2005	F-20
Consolidated Statements of Operations for the nine-month periods ended September 30, 2006 and 2005 (unaudited)	F-21
Consolidated Statement of Shareholders’ Equity for the nine-month period ended September 30, 2006 (unaudited)	F-22
Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2006 and 2005 (unaudited)	F-23
Notes to Consolidated Financial Statements (unaudited)	F-24

Report of Independent Registered Public Accounting Firm
Board of Directors
Bioheart, Inc.
      We have audited the accompanying consolidated balance sheets of Bioheart, Inc. and Subsidiaries (a development stage enterprise) (the “Company”) as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005 and the period from August 12, 1999 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioheart, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2005 and 2004, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005 and the period from August 12, 1999 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/  Grant Thornton LLP
Fort Lauderdale, Florida
February 8, 2007

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Balance Sheets

	As of December 31,

	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$5,157,872	$181,984
Receivables	72,037	—
Inventory	160,352	342,500
Prepaid expenses	54,302	60,345

Total current assets	5,444,563	584,829
Property and equipment, net	414,348	134,457
Deposits	10,159	9,344

Total assets	$5,869,070	$728,630

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$225,058	$624,121
Accrued expenses	353,267	984,564
Deferred revenue	656,500	776,500
Note payable	—	200,000

Total current liabilities	1,234,825	2,585,185
Deferred rent	47,813	—

Total liabilities	1,282,638	2,585,185
Commitments and contingencies (Note 6)
Shareholders’ equity (deficit)
Preferred stock ($0.001 par value) 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock ($0.001 par value) 40,000,000 shares authorized, 18,861,427 and 15,475,798 shares issued and outstanding as of December 31, 2005 and 2004, respectively	18,862	15,476
Additional paid-in capital	56,080,772	42,700,817
Deferred stock compensation	(181,325)	(567,528)
Deficit accumulated during the development stage	(51,331,877)	(44,005,320)

Total shareholders’ equity (deficit)	4,586,432	(1,856,555)

Total liabilities and shareholders’ equity (deficit)	$5,869,070	$728,630

The accompanying notes are an integral part of these consolidated financial statements.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Operations

				Cumulative
				Period from
				August 12,
				1999 (date of
	Years Ended December 31,			inception) to
				December 31,
	2005	2004	2003	2005

Revenues	135,350	85,500	46,120	330,010
Cost of sales	87,427	46,430	30,000	181,857

Gross profit	47,923	39,070	16,120	148,153
Expenses:
Research and development	4,533,820	3,786,604	3,501,539	38,503,030
Marketing, general and administrative	2,830,926	1,731,441	2,522,856	13,052,799
Depreciation and amortization	46,320	33,588	31,441	159,573

Total expenses	7,411,066	5,551,633	6,055,836	51,715,402
Loss from operations	(7,363,143)	(5,512,563)	(6,039,716)	(51,567,249)
Interest income	45,122	5,570	6,860	260,739
Interest expense	(8,536)	(12,158)	(4,672)	(25,367)

Total interest income (expense)	36,586	(6,588)	2,188	235,372
Loss before income taxes	(7,326,557)	(5,519,151)	(6,037,528)	(51,331,877)
Income taxes	—	—	—	—

Net loss	$(7,326,557)	$(5,519,151)	$(6,037,528)	$(51,331,877)

Loss per share — basic and diluted	$(0.42)	$(0.37)	$(0.46)

Weighted average shares outstanding — basic and diluted	17,243,568	14,874,788	12,985,372

The accompanying notes are an integral part of these consolidated financial statements.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statement of Shareholders’ Equity (Deficit)

						Deficit
						Accumulated
	Common Stock		Additional			During the
			Paid-In	Deferred	Contributed	Development
	Shares	Amount	Capital	Compensation	Capital	Stage	Total

Balance as of August 12, 1999 (date of inception)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	7,000,000	7,000	393,000	—	—	—	400,000
Stock-based compensation	—	—	98,000	(98,000)	—	—	—
Amortization of stock-based compensation	—	—	—	49,000	—	—	49,000
Net loss	—	—	—	—	—	(903,290)	(903,290)

Balance as of December 31, 1999	7,000,000	$7,000	$491,000	$(49,000)	$—	$(903,290)	$(454,290)
Issuance of common stock (net of issuance costs of $61,905)	1,208,825	1,209	9,607,486	—	—	—	9,608,695
Stock-based compensation	—	—	2,559,000	(2,559,000)	—	—	—
Fair value of warrants granted in exchange for licenses and intellectual property	—	—	5,220,000	—	—	—	5,220,000
Amortization of stock-based compensation	—	—	—	1,080,692	—	—	1,080,692
Contributed capital	—	—	—	—	1,050,000	—	1,050,000
Common stock issued in exchange for services	6,446	6	51,994	—	—	—	52,000
Net loss	—	—	—	—	—	(14,113,933)	(14,113,933)

Balance as of December 31, 2000	8,215,271	$8,215	$17,929,480	$(1,527,308)	$1,050,000	$(15,017,223)	$2,443,164
Issuance of common stock (net of issuance costs of $98,996)	797,750	798	6,282,206	—	—	—	6,283,004
Stock-based compensation	—	—	779,000	(779,000)	—	—	—
Amortization of stock-based compensation	—	—	—	1,523,000	—	—	1,523,000
Conversion of contributed capital to common stock	131,250	131	1,049,869	—	(1,050,000)	—	—
Common stock issued in exchange for services	6,710	6	53,994	—	—	—	54,000
Net loss	—	—	—	—	—	(8,173,464)	(8,173,464)

Balance as of December 31, 2001	9,150,981	$9,150	$26,094,549	$(783,308)	$—	$(23,190,687)	$2,129,704
Issuance of common stock	884,525	885	7,075,315	—	—	—	7,076,200
Stock-based compensation	—	—	143,521	(143,521)	—	—	—
Amortization of stock-based compensation	—	—	—	613,083	—	—	613,083
Common stock issued in exchange for services	28,438	29	227,474	—	—	—	227,503
Net loss	—	—	—	—	—	(9,257,954)	(9,257,954)

Balance as of December 31, 2002	10,063,944	$10,064	$33,540,859	$(313,746)	$—	$(32,448,641)	$788,536
Effect of stock split	2,932,694	2,932	(2,932)	—	—	—	—
Issuance of common stock	909,225	909	3,181,365	—	—	—	3,182,274
Stock-based compensation	—	—	(155,893)	155,893	—	—	—
Amortization of stock-based compensation	—	—	—	79,371	—	—	79,371
Common stock issued in exchange for services	233,579	234	823,653	—	—	—	823,887
Net loss	—	—	—	—	—	(6,037,528)	(6,037,528)

Balance as of December 31, 2003	14,139,442	$14,139	$37,387,052	$(78,482)	$—	$(38,486,169)	$(1,163,460)
Issuance of common stock	1,308,833	1,309	4,579,604	—	—	—	4,580,913
Stock-based compensation	—	—	637,858	(637,858)	—	—	—
Amortization of stock-based compensation	—	—		148,812	—	—	148,812
Common stock issued in exchange for services	27,523	28	96,303	—	—	—	96,331
Net loss	—	—	—	—	—	(5,519,151)	(5,519,151)

Balance as of December 31, 2004	15,475,798	$15,476	$42,700,817	$(567,528)	$—	$(44,005,320)	$(1,856,555)
Issuance of common stock (net of issuance costs of $32,507)	3,228,589	3,229	11,264,325	—	—	—	11,267,554
Issuance of common stock in lieu of cash compensation	1,958	2	6,851	—	—	—	6,853
Stock-based compensation	—	—	1,566,147	(1,566,147)	—	—	—
Amortization of stock-based compensation	—	—	—	1,952,350	—	—	1,952,350
Issuance of common stock in exchange for release of accrued liabilities	155,082	155	542,632	—	—	—	542,787
Net loss	—	—	—	—	—	(7,326,557)	(7,326,557)

Balance as of December 31, 2005	18,861,427	$18,862	$56,080,772	$(181,325)	$—	$(51,331,877)	$4,586,432
The accompanying notes are an integral part of these consolidated financial statements.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Cumulative
				Period from
				August 12, 1999
	Years Ended December 31,			(date of inception)
				to December 31,
	2005	2004	2003	2005

Cash flows from operating activities
Net loss	$(7,326,557)	$(5,519,151)	$(6,037,528)	$(51,331,877)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	46,320	33,588	31,441	159,573
Write off of note receivable	—	45,000	120,000	165,000
Warrants granted in exchange of licenses and intellectual property	—	—	—	5,220,000
Common stock issued in exchange for services	6,853	96,330	823,887	1,260,574
Stock-based compensation	1,952,350	148,812	79,371	5,446,308
Change in assets and liabilities
Receivables	(72,037)	—	—	(72,037)
Inventories	182,148	(342,500)	—	(160,352)
Prepaid expenses	6,044	(3,742)	18,689	(54,302)
Other assets	(815)	(54,344)	5,000	(175,159)
Accounts payable	(399,063)	398,305	(697,999)	225,058
Accrued expenses and deferred rent	(40,698)	303,043	(146,979)	943,867
Deferred revenue	(120,000)	(81,000)	857,500	656,500

Net cash used in operating activities	(5,765,455)	(4,975,659)	(4,946,618)	(37,716,847)
Cash flows from investing activities
Acquisition of property and equipment	(326,211)	(58,500)	(32,317)	(573,921)

Net cash used in investing activities	(326,211)	(58,500)	(32,317)	(573,921)
Cash flows from financing activities
Proceed from note payable	—	—	200,000	200,000
Repayment of note payable	(200,000)	—	—	(200,000)
Proceeds from issuance of common stock, net	11,267,554	4,580,913	3,182,274	43,448,640

Net cash provided by financing activities	11,067,554	4,580,913	3,382,274	43,448,640

Net increase (decrease) in cash and cash equivalents	4,975,888	(453,246)	(1,596,661)	5,157,872
Cash and cash equivalents, beginning of period	181,984	635,230	2,231,891	—

Cash and cash equivalents, end of period	$5,157,872	$181,984	$635,230	$5,157,872

Disclosure of cash flow information
Interest paid	$8,536	$12,158	$4,672	$25,367

Income taxes paid	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements

1.	Organization and Summary of Significant Accounting Policies
Organization and Business
      Bioheart, Inc. (the “Company”) is a biotechnology company focused on the discovery, development and commercialization of therapies using cells derived from a patient’s body, and related devices, for the treatment of heart damage. The Company’s lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The Company was incorporated in Florida on August 12, 1999.
Development Stage
      The Company has operated as a development stage enterprise since its inception by devoting substantially all of its effort to raising capital, research and development of products noted above, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, issued by the Financial Accounting Standards Board (“FASB”).
      Prior to marketing its products in the United States, the Company’s products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (the “FDA”) and other regulatory authorities. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials. The Company’s success will depend in part on its ability to successfully complete clinical trials, obtain necessary regulatory approvals, obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. The Company will require substantial future capital in order to meet its objectives. The Company currently has no committed sources of capital. The Company will need to seek substantial additional financing through public and/or private financing, and financing may not be available when the Company needs it or may not be available on acceptable terms.
Basis of Consolidation
      The accompanying consolidated financial statements include the accounts of Bioheart, Inc. and its wholly-owned subsidiaries. The Company has established various subsidiaries in foreign countries and through December 31, 2005 these foreign entities have been largely inactive. All intercompany transactions are eliminated in consolidation.
Cash and Cash Equivalents
      Cash and cash equivalents consist of cash and money market funds with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value. The Company generally invests its excess cash in high credit quality debt instruments or U.S. government securities. These investments are periodically reviewed and modified to take advantage of trends in yields and interest rates. The related interest income is accrued as earned.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
Inventory
      Inventory, consisting primarily of finished catheters, is stated at the lower of cost or market, including provisions for obsolescence and expiration. Cost is determined by the first-in, first-out (FIFO) method for valuing inventories.
Revenue Recognition
      The Company’s revenue policy is to recognize sales revenue upon delivery of the product sold or completion of the service transaction. Revenues from product sales and service transactions are recognized when persuasive evidence of an arrangement exists, the price is fixed or determined, collection is reasonably assured and delivery of product or service has occurred.
      Based on an asset purchase arrangement entered into in June 2003, the Company recognizes revenue related to a joint licensing transaction and product delivery agreement with a minority shareholder requiring the delivery of 160 catheters. Payments of $900,000 received pursuant to this agreement were initially recorded as deferred revenue. The Company is recognizing the $900,000 as revenue on a pro rata basis as the catheters are delivered.
Research and Development Expenses
      Research and development expenditures, including payments to collaborative research partners, are charged to expense as incurred. The Company expenses amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.
Marketing Expense
      The Company expenses the cost of marketing as incurred. Marketing expense was $247,460, $254,186 and $217,322 for the years ended December 31, 2005, 2004 and 2003, respectively, and $1,611,540 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2005.
Income Taxes
      The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.
Stock Options
      SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure(“SFAS No. 123”), establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), to account for stock-based compensation related to option grants and stock awards to employees. The Company has elected to retain the intrinsic value based method for such grants and awards, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. Option grants to nonemployees are

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
valued using the fair value based method prescribed by SFAS No. 123 and expensed over the period services are provided.
      The Company has recognized in the statement of operations the costs related to nonemployee services in shared-based payment transactions by using the estimated fair value of the stock at the date of grant in accordance with SFAS No. 123. Adjusted pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.40%; estimated volatility of 56.0%; dividend yield of 0%; and a weighted average expected life of the options of 5.0 years.
      For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company’s adjusted pro forma information is as follows:

	Year Ended December 31,

	2005	2004	2003

Net loss — as reported	$(7,326,557)	$(5,519,151)	$(6,037,528)
Deduct: Stock compensation expense determined under fair value method	(466,944)	(345,664)	(740,819)

Adjusted pro forma net loss	$(7,793,501)	$(5,864,815)	$(6,778,347)

Loss per share — basic and diluted:
Loss per share — as reported	$(0.42)	$(0.37)	$(0.46)

Loss per share — pro forma	$(0.45)	$(0.39)	$(0.52)

      The pro forma effect on net loss for the periods presented may not be representative of the pro forma effect on operations in future years.
Fair Value of Financial Instruments
      The fair value of cash and cash equivalents, receivables, and accounts payable approximate their carrying amounts due to their short term nature.
Earnings (Loss) Per Share
      Basic earnings (loss) per share are computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents, such as stock options. For all periods presented, all common stock equivalents were excluded because their inclusion would have been anti-dilutive. Potentially dilutive common stock equivalents as of December 31, 2005 include stock options to purchase up to 2,877,608 shares of common stock at exercise prices ranging from $0.79 to $3.50.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Recent Accounting Pronouncements
      In December 2004, the FASB issued Statement 123(R), Share-Based Payment (“SFAS No. 123R”), which addresses the accounting for share-based payment transactions (for example, stock options and awards of restricted stock) in which an employer receives employee services in exchange for equity securities of the company or liabilities that are based on a fair value of the company’s equity securities. This statement eliminates use of APB No. 25, and requires such transactions to be accounted for using a fair value-based method and recording compensation expense rather than optional pro forma disclosure. The new standard substantially amends SFAS No. 123. The statement is effective on January 1, 2006 and will require the Company to recognize an expense for the fair value of its unvested outstanding stock options in future financial statements. The adoption of this standard will result in the Company recording additional compensation expense of $197,972 in 2006, for options granted as of December 31, 2005.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on the Company’s financial statements.
      In June 2006, the FASB issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet analyzed the impact that FIN 48 will have on the financial condition, results of operations, cash flows or disclosures.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this standard to have a material effect on the Company’s financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the first fiscal period

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
ending after November 15, 2006. The Company is currently evaluating the impact of the adoption of SAB No. 108 on the Company’s financial statements.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

2.	Collaborative License and Research/ Development Agreements
      The Company has entered into a number of contractual relationships for technology licenses and research and development projects. The following provides a summary of the Company’s significant contractual relationships:
      During February 2000, the Company entered into an agreement (the “Agreement”) with a collaborative research partner for the full license of all patents, patents pending and future developments related to heart muscle function improvement and angiogenesis. As consideration for the Agreement, the Company paid $1,000,000 in cash and issued warrants to purchase 1,200,000 shares of Company common stock at an exercise price of $8.00 per share. The warrants had a fair value of $4.35 per warrant at the date of grant as computed using the Black-Scholes option valuation model using the following assumptions; estimated volatility of 65%, expected holding period of four years, and a risk free rate of 6%. During the year ended December 31, 2000, the Company recorded approximately $5,220,000 of expense related to these warrants, which is included as part of research and development expenses in the accompanying consolidated statements of operations. Under the terms of the Agreement, the Company is required to pay consideration of $3,000,000 upon the entering of a FDA Phase II clinical trial utilizing the technology of the research collaborator. In addition, if the Company obtains FDA approval of a method of heart muscle regeneration utilizing the patented technology contemplated under the Agreement, the Company will be required to pay additional consideration of $5,000,000. Further, if the Company produces successful commercial products that result directly from the patents contemplated under the Agreement, the Company will be required to pay royalties of 5% from specific sales as determined in the Agreement over the period of the patents’ useful lives.
      During 2000, the Company entered into an agreement with a certain research scientist (the “Scientist”), who at the time was a member of the Company’s Board of Directors, for various services and for intellectual property assigned to the Company. As part of the Scientist’s compensation, upon the satisfaction of certain defined conditions, the Company is obligated to grant options to purchase 400,000 shares of the Company’s common stock at an exercise price of $4.00 per share as revalued during the stock split dated March 5, 2003. The Scientist’s options only vest if the Scientist’s intellectual property produces successful commercial products for the Company that result directly from the Scientist’s intellectual property and generate in excess of $10,000,000 in U.S. revenue for the Company over a consecutive twelve month period during the term of the agreement. As the performance conditions had not been met, the Company has not recorded any related expense. In addition, the Company paid the Scientist $40,000 for consulting services in the year ended December 31, 2003 and $160,000 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2005.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

3.	Property and Equipment
      Property and equipment as of December 31 is summarized as follows:

	2005	2004

Laboratory and medical equipment	$177,891	$129,037
Furniture, fixtures and equipment	117,174	113,873
Computer equipment	10,783	1,800
Leasehold improvements	3,000	3,000

	308,848	247,710
Less accumulated depreciation and amortization	(159,573)	(113,253)

	149,275	134,457
Construction in process	265,073	—

	$414,348	$134,457

      Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of 15 years or the remaining life of the lease. Improvements that extend the life of the asset are capitalized. Repairs and maintenance are charged to expense as incurred.

4.	Accrued Expenses
      Accrued expenses consist of the following as of December 31:

	2005	2004

Contract research and development	$152,295	$226,223
Royalty fees	140,000	80,000
Payroll, employee benefits and payroll taxes	51,714	24,586
CEO reimbursed expenses	—	600,000
Financed insurance	—	26,269
Professional fees	—	24,000
Other	9,258	3,486

	$353,267	$984,564

5.	Debt
     Note Payable
      The Company had a note payable to a bank that was paid in full along with accrued interest during September 2005. Interest was charged at a rate of 5.25% per annum.
     Line of Credit
      In May 2005, the Company entered into a line of credit agreement with a bank with all principal and all accrued interest not yet paid due May 27, 2006. The promissory note was for $1,200,000 at a variable interest rate of LIBOR plus 2.00% (6.34% as of December 31, 2005) due each month starting in June 2005. The Company made no borrowings under the line of credit and did not renew the line of credit upon expiration.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

6.	Commitments and Contingencies
     Leases
      The Company entered into several operating lease agreements for facilities. Terms of certain lease arrangements include renewal options, escalation clauses, and payment of executory costs such as real estate taxes, insurance and common area maintenance.
      Approximate annual future minimum lease obligations under noncancelable operating lease agreements as of December 31, 2005 are as follows:

Year Ending December 31,

2006	$76,000
2007	78,000
2008	80,000
2009	82,000
2010	7,000

Total	$323,000

      Rent expense was $110,093, $115,648 and $150,871 for the years ended December 31, 2005, 2004 and 2003, respectively and $919,751 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2005.
      In 2005, the Company was provided with a tenant improvement allowance of $60,150 towards its improvements. Pursuant to SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 88-1, Issues Related to Accounting for Leases, the Company has recorded the tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to rent expense on a straight line basis over the remaining life of the lease.
      In November 2006, the Company amended its facility lease to include additional space through 2010. The amendment for the additional space contains terms similar to the terms of the existing facility lease, including escalation clauses. The annual future minimum lease obligations related to the amendment range from approximately $39,000 to $44,000.
     Royalty Payments
      The Company is obligated to pay royalties on commercial sales of certain products that may be developed and sold under various licenses and agreements that have been obtained by the Company.
      The Company has entered into various licensing agreements that include the potential for royalty payments, as follows:
     William Beaumont Hospital
      In June 2000, the Company entered into an exclusive license agreement to use certain patents for the whole life of the patents in future projects. The royalty on the gross sales of products and services that directly rely upon the claims of the patents are in a range between 2% and 4% depending on gross sales. The patents’ lives end in 2015. The agreement also calls for a minimum royalty fee ranging from $10,000 per year to $200,000 per year for the term of the agreement, which is the remaining useful life of the patents expiring in 2015. As of December 31, 2005 and 2004, the Company’s liability under this agreement is $140,000 and $80,000, respectively which is reflected as a component of accrued expenses on the consolidated balance sheet.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
During 2005, 2004, and 2003 and for the cumulative period from August 12, 1999 (date of inception) to December 31, 2005, the Company incurred expenses of $60,000, $40,000, $40,000 and $140,000, respectively.
     Legal Proceedings
      The Company is subject to legal proceedings that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such matters, if any, in excess of applicable insurance coverage, is not likely to have a material impact on the Company’s business, financial position, consolidated results of operations or liquidity. However, as the outcome of litigation and other claims is difficult to predict significant changes in the estimated exposures could exist.

7.	Related Party Transactions
      As of December 31, 2004, accrued expenses included $600,000 of estimated travel and other related expenses advanced to the Company by the Company’s CEO. During 2005, this debt to the Company’s CEO was converted to shares in the Company’s common stock valued at $542,787, as it was determined that the actual advances were only $542,787.
      The son of one of the Company’s directors is an officer of the Company. The amount paid to this individual as salary for the years ended December 31, 2005 and 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2005 was $119,839, $29,808 and $149,647, respectively.
      A cousin of the Company’s CEO is an officer of the Company. During 2005, 2004, and 2003 and for the period from August 12, 1999 (date of inception) to December 31, 2005, the Company paid this individual salary of $130,500, $136,500, $125,000 and $505,752, respectively. In addition, the Company utilized a printing entity controlled by this individual and paid this entity $9,511, $18,790, $9,276 and $390,699, respectively for the years ended December 31, 2005, 2004, and 2003 and for the period from August 12, 1999 (date of inception) to December 31, 2005.
      The sister-in-law of the Company’s CEO is an officer of the Company. The amount paid to this individual as salary for the years ended December 31, 2005, and 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2005 was $60,523, $58,253, and $118,776, respectively.

8.	Shareholders’ Equity
     Capital Stock
      In 2005, the Company sold 3,228,589 shares of common stock at a price of $3.50 per share to various investors. The Company also issued 1,958 shares in exchange for services and issued 155,082 shares in exchange for debt at a price of $3.50 per share.
      In 2004, the Company sold 1,308,833 shares of common stock at a price of $3.50 per share to various investors. The Company also issued 3,000 shares to various vendors in exchange for services valued at $10,500. The Company also issued 24,523 shares to the Company’s CEO as compensation for services valued at $85,830.
      In March 2003, the Company effected a stock split, issuing 2,932,694 additional shares of the Company’s common stock. The stock split provided two shares of common stock for every one share issued as of that date. The Company’s CEO and founding shareholder, who owned 7,131,250 shares of common stock, did not participate in the stock split.
      After the stock split, the selling price of the Company’s shares of common stock was reduced from $8.00 to $3.50 per share.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
      After the 2003 stock split, the Company sold 909,225 shares of common stock at a price of $3.50 per share to various investors. The Company issued 118,132 shares valued at $416,383 to employees as compensation for services related to the closing of various locations. The Company also issued 6,876 shares to various vendors in exchange for services valued at $24,066 and issued 108,571 shares to the Company’s CEO as compensation for services provided to the Company during 2003 and 2002.
      In 2002, the Company sold 884,525 shares of common stock at a price of $8.00 per share to various investors. The Company also issued 28,438 shares to various vendors in exchange for services valued at $227,503.
      In 2001, the Company sold 797,750 shares of common stock at a price of $8.00 per share to various investors. The Company also issued 6,710 shares to various vendors in exchange for services valued at $54,000 and issued 131,250 shares to the Company’s CEO as compensation for services provided to the Company during 2001.
      In 2000, the Company sold 1,208,825 shares of common stock at a price of $8.00 per share to various investors. Of the 1,208,825 shares sold in 2000, payment on 62,500 of these shares was not received until January 2001.
      In 1999, the Company’s CEO and founding shareholder contributed $400,000 to the Company in exchange for 7,000,000 shares of common stock.
     CEO Paid in and Contributed Capital
      During 2005, the Company’s CEO was issued 155,082 shares of the Company’s common stock at a price of $3.50 per share in exchange for $542,787 of debt due to travel and other related expenses advanced by the Company’s CEO during the previous three years.
      The Company’s CEO elected not to receive salary payments of $85,830, $130,000 and $250,000 for services provided to the Company during 2004, 2003 and 2002, respectively. Such amounts were converted into 24,523, 37,143 and 71,428 shares of the Company’s common stock at a price of $3.50 per share on December 31, 2004 and 2003, respectively, where the 2003 and 2002 shares were both issued in 2003.
      In 2001, the Company’s CEO also elected not to receive a salary payment or a stock conversion of $250,000 for services provided during 2001.
      In 2000, the Company’s CEO and founding shareholder contributed $800,000 to the Company and elected not to receive payment for $250,000 of salary related to services provided to the Company during 2000. Such amounts were recorded as contributed capital during 2000. On June 28, 2001, the Company’s Board of Directors approved the conversion of this contributed capital and salary deferral into 131,250 shares of the Company’s common stock at a price of $8.00 per share.

9.	Stock Options
      In December 1999, the Company adopted two stock option plans; an employee stock option plan and a directors and consultants stock option plan (collectively referred to as the Stock Option Plans), under which a total of 2,000,000 shares of common stock were reserved for issuance upon exercise of options granted by the Company. In 2001, the Company amended the Stock Options Plans to increase the total shares of common stock reserved for issuance to 2,750,000. In 2003, the Company approved an increase of 500,000 shares, making the total 3,250,000 shares available for issuance under the Stock Option Plans.
      The Stock Option Plans provide for the granting of incentive and non-qualified options. The exercise price of incentive stock options must equal at least the fair value of the common stock on the date of grant,

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
and the exercise price of non-statutory stock options may be no less than the per share par value . The options have terms of up to ten years after the date of grant and become exercisable as determined upon grant, typically over either three or four year periods from the date of grant. Certain outstanding options vested over a one-year period and some vested immediately.
      As a result of the stock split in March 2003, the exercise price per share of all outstanding options was revalued to reflect the change in the outstanding number of shares.
      A summary of option activity is as follows:

	Shares Underlying	Weighted Average
	Options	Exercise Price

Options outstanding as of December 31, 2002	2,234,605	2.61
Granted	323,464	3.50
Cancelled	(803,525)	3.33

Options outstanding as of December 31, 2003	1,754,544	2.44
Granted	729,215	3.50
Cancelled	(114,000)	3.50

Options outstanding as of December 31, 2004	2,369,759	2.72
Granted	795,670	3.50
Cancelled	(287,821)	2.73

Options outstanding as of December 31, 2005	2,877,608	2.93

Exercisable as of December 31, 2005	2,335,895

Available for grant as of December 31, 2005	372,392

      The weighted average fair value per share of options granted during 2005, 2004 and 2003 was $1.84. The weighted average remaining contractual life of the options outstanding as of December 31, 2005 and 2004 was approximately 7.1 years.
      As of December 31, 2005, the exercise prices of the Company’s outstanding stock options are as follows:

		Weighted Average Remaining
Per Share Exercise Price	Shares	Contractual Life (Years)

$0.79	562,000	4.0
1.75	67,500	4.1
3.50	2,248,108	7.9

	2,877,608

      As of December 31, 2005, the exercisable stock options are as follows:

		Weighted Average Remaining
Per Share Exercise Price	Shares	Contractual Life (Years)

$0.79	562,000	4.0
1.75	67,500	4.1
3.50	1,706,395	7.6

	2,335,895

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

10.	Deferred Compensation
      In 2005, 2004 and 2003, the Company granted 718,621, 304,215 and 53,143 stock options, respectively, to various consultants and advisory board members. For accounting purposes, the measurement date for these options is when the counterparty’s performance is complete and, therefore, are required to be remeasured as of each balance sheet date. The Company computed the fair value of the options using the Black-Scholes option valuation model in accordance with SFAS No. 123. Such amounts have been recorded as deferred compensation and are being amortized over the vesting period of the related options, which is generally three years.

11.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	December 31,

	2005	2004	2003

Deferred tax assets:
Deferred compensation	$2,165,000	$1,421,000	$1,363,000
Net operating loss carryforward	17,102,000	15,088,000	13,079,000

Total deferred tax assets	19,267,000	16,509,000	14,442,000
Valuation allowance for deferred tax assets	(19,267,000)	(16,509,000)	(14,442,000)

Net deferred tax assets	$—	$—	$—

      SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of $19,267,000 as of December 31, 2005 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $2,758,000. The effective tax rate of 0% differs from the statutory rate of 35% for all periods presented due primarily to the valuation allowance.
      As of December 31, 2005, 2004 and 2003, the Company had federal income tax net operating loss carryforwards of approximately $45,448,000, $40,097,000 and $35,758,000, respectively. The operating loss carryforwards will expire beginning in 2019.

12.	Subsequent Events
     Licensing Agreements
      In February 2006, the Company entered into an agreement to license from The Cleveland Clinic Foundation various patents. In exchange for the license, the Company agreed to pay: 1) $250,000 upon the closing of the agreement; 2) $1,250,000 upon the closing of the Company’s private or public financing that generates at least $5,000,000 or September 30, 2006, whichever is first to occur; 3) a maintenance fee of $150,000 per year for the duration of the license starting in the second year; 4) various milestone payments ranging from $200,000 upon the approval of an Investigational New Drug application by the FDA and $1,000,000 upon the first commercial sale of an FDA approved licensed product; and 5) a 5% royalty on the net sales of products and services that directly rely upon the claims of the patents for the first $300,000,000 of annual net sales and a 3% royalty for any annual net sales over $300,000,000. The royalty percentage shall be

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
reduced by 0.5% for each 1.0% of license fees paid to any other entity, however, the royalty percentage shall not be reduced under 2.5%. Subsequent to December 31, 2005, the Company has paid $1,500,000 under this agreement, and such amounts have been included in research and development expense. Total potential milestone payments under this agreement are $2,250,000. At the option of The Cleveland Clinic Foundation, 50% of the milestone payments may be paid in the form of Company common stock.
      In April 2006, the Company entered into an agreement to buy from TriCardia, LLC an exclusive license for various patents to be used in the MyoCath II project. In exchange for the license, the Company agreed to do the following: 1) pay $100,000 upon the closing of the agreement; and 2) issue a warrant exercisable for 52,632 shares of the Company’s common stock at an exercise price of $4.75 per share. The warrant shall vest on a straight line basis over a 12 month period and expires on February 28, 2016. The fair value of this warrant of approximately $193,000 will be amortized to research and development expense on a straight line basis over the twelve month vesting period.
      In December 2006, the Company entered into an agreement with Tissue Genesis, Inc.(“Tissue Genesis”), for exclusive distribution rights to Tissue Genesis products and a license for various patents to be used in the treatment of acute myocardial infarction. In exchange for the license, the Company agreed to do the following: 1) issue 21,052 shares of the Company’s common stock at a price of $4.75 and expires on December 31, 2026; and 2) issue a warrant exercisable for 2,500,000 shares of the Company’s common stock to Tissue Genesis at an exercise price of $4.75 per share. This warrant shall vest in three parts as follows: i) 1,000,000 shares vesting only upon the Company’s successful completion of human safety testing of the licensed technology, ii) 750,000 shares vesting only upon the Company exceeding net sales of $10 million or net profit of $2 million from the licensed technology, and iii) 750,000 shares vesting only upon the Company exceeding net sales of $100 million or net profit of $20 million from the licensed technology. Since the issuance of these warrants is contingent upon the achievement of the specific milestones, the fair value of this warrant, which is valued at approximately $9,200,000 as of December 31, 2006, will only be expensed to research and development as these various milestones are achieved. In the event of an acquisition (or merger) of the Company by a third party, all unvested shares of common stock subject to the warrant shall immediately vest prior to such event. In addition, the Company will pay a 2% royalty of net sales of licensed products.
     Settlement Agreement
      On August 24, 2006, the Company entered into an agreement with an officer of the Company, who is the cousin of the Company’s CEO. The terms of the agreement are as follows:

•	As full and complete settlement for unpaid salary for past services, the Company issued 77,143 shares of the Company’s common stock and agreed to pay the employee’s income taxes related to the receipt of the Company’s common stock estimated to be approximately $153,000. Based on a fair value of the common stock of $4.75 per share which is based on a current valuation of the Company, the related liability for the issuance of the common stock and the $153,000 in cash is $519,699, which will be expensed in August 2006

•	As consideration for continued employment as an officer of the Company, the employee will receive an annual salary of $130,000 per year

•	The Company issued to the employee a warrant to purchase 305,000 shares of the Company’s common stock at an exercise price of $3.50 per share. This warrant is exercisable immediately and expires 10 years from the date of grant. The fair value of his warrant of approximately $1,200,000 will be recorded as compensation expense in August 2006.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

•	The Company issued stock options to purchase up to 457,500 shares of the Company’s common stock at an exercise price of $3.50 per share. These stock options are exercisable immediately and expire 10 years from the date of grant. The fair value of these stock options of approximately $1,800,000 will be recorded as compensation expense in August 2006.
      The fair value of the warrant and the stock options was estimated at the date of grant by using the Black-Scholes pricing model with the following assumptions: risk-free rate of 6%; volatility of 100%; and an expected holding period of 5 years.
     Private Placement
      Commencing in 2006, the Company initiated capital raising activities through the use of a rolling private placement. Through January 31, 2007, the Company has raised net proceeds of approximately $9.0 million through the sale of 1,921,485 shares of the Company’s common stock at a price of $4.75 per share to various investors.
     Issuance of Stock Options to Employees
      In October 2006 through December 2006, the Company issued stock options to purchase 39,852 shares of the Company’s common stock at an exercise price of $4.75 per share.
      In January 2007, the Company issued stock options to purchase 56,000 shares of the Company’s common stock at an exercise price of $5.23 per share.

13.	Supplemental Disclosure of Cash Flow Information
      During the years ended December 31, 2005, 2004, and 2003 and for the period from August 12, 1999 (date of inception) through December 31, 2005, the Company incurred non-cash stock compensation expense for stock options issued of $1,952,350, $148,812, $79,371, and $5,446,308, respectively.
      In 2000, the Company incurred an expense of $5,220,000 related to the issuance of a warrant in exchange for licenses and intellectual property.
      In 2005, the Company issued 155,082 shares of the Company’s common stock valued at $542,787 to its CEO.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,183,441	$5,157,872
Receivables	134,992	72,037
Inventory	126,462	160,352
Prepaid expenses	95,484	54,302

Total current assets	5,540,379	5,444,563
Property and equipment, net	523,176	414,348
Deferred offering costs	94,954	—
Other assets	68,854	10,159

Total assets	$6,227,363	$5,869,070

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,559,706	$225,058
Accrued expenses	577,733	353,267
Deferred revenue	634,000	656,500

Total current liabilities	2,771,439	1,234,825

Deferred rent	39,522	47,813

Total liabilities	2,810,961	1,282,638
Commitments and contingencies
Shareholders’ equity
Preferred stock ($0.001 par value) 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock ($0.001 par value) 40,000,000 shares authorized, 20,098,537 and 18,861,427 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	20,099	18,862
Additional paid-in capital	65,671,979	56,080,772
Deferred Compensation	—	(181,325)
Deficit accumulated during the development stage	(62,275,676)	(51,331,877)

Total shareholders’ equity	3,416,402	4,586,432

Total liabilities and shareholders’ equity	$6,227,363	$5,869,070

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Operations
(Unaudited)

			Cumulative
			Period from
			August 12,
	For the Nine-Month Periods		1999 (Date of
	Ended September 30,		Inception) to
			September 30,
	2006	2005	2006

Revenues	106,488	126,637	436,498
Cost of sales	63,240	75,000	245,097

Gross profit	43,248	51,637	191,401
Expenses:
Research and development	5,339,463	3,142,288	43,842,493
Marketing, general and administrative	5,679,787	2,110,617	18,732,586
Depreciation and amortization	45,961	32,900	205,534

Total expenses	11,065,211	5,285,805	62,780,613
Loss from operations	(11,021,963)	(5,234,168)	(62,589,212)
Interest income	78,351	17,317	339,090
Interest expense	(187)	(8,536)	(25,554)

Total interest income	78,164	8,781	313,536
Loss before income taxes	$(10,943,799)	$(5,225,387)	$(62,275,676)
Income taxes	—	—	—

Net loss	$(10,943,799)	$(5,225,387)	$(62,275,676)

Loss per share — basic and diluted	$(0.57)	$(0.31)

Weighted average shares outstanding — basic and diluted	19,057,111	16,681,098

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statement of Shareholders’ Equity
(Unaudited)

					Deficit
					Accumulated
	Common Stock		Additional		During the
			Paid-In	Deferred	Development
	Shares	Amount	Capital	Compensation	Stage	Total

Balance as of December 31, 2005	18,861,427	$18,862	$56,080,772	$(181,325)	$(51,331,877)	$4,586,432
Reclassification of deferred compensation due to adoption of SFAS No. 123(R)	—	—	(181,325)	181,325	—	—
Issuance of common stock	1,159,967	1,155	5,396,998	—	—	5,398,153
Equity instruments issued in connection with settlement agreement	77,143	77	3,294,352	—	—	3,294,429
Common stock issued in exchange for services	—	5	16,438	—	—	16,443
Fair value of warrants granted in exchange for licenses	—	—	96,578	—	—	96,578
Stock-based compensation	—	—	968,166	—	—	968,166
Net loss	—	—	—	—	(10,943,799)	(10,943,799)

Balance as of September 30, 2006	20,098,537	$20,099	$65,671,979	$—	$(62,275,676)	$3,416,402

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Statements of Cash Flows
Unaudited

	For the Nine-Month Periods		Cumulative Period
	Ended September 30,		from August 12, 1999
			(Date of Inception)
	2006	2005	to September 30, 2006

Cash flows from operating activities
Net loss	$(10,943,799)	$(5,225,387)	$(62,275,676)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	45,961	32,900	205,534
Write off of note receivable	—	—	165,000
Warrants granted in exchange for licenses and intellectual property	96,578	—	5,316,578
Equity instruments issued in connection with settlement agreement	3,294,429	—	3,294,429
Common stock issued in exchange for services	16,443	—	1,277,017
Stock-based compensation	968,166	1,464,263	6,414,474
Change in assets and liabilities
Receivables	(62,955)	(60,150)	(134,992)
Inventories	33,890	(10,000)	(126,462)
Prepaid expenses	(41,182)	(28,994)	(95,484)
Other current assets	—	6,586	—
Deferred offering costs	(94,954)	—	(94,954)
Other assets	(58,695)	(815)	(233,854)
Accounts payable	1,334,648	(415,399)	1,559,706
Accrued expenses and deferred rent	216,175	(179,754)	1,160,042
Deferred revenue	(22,500)	(22,500)	634,000

Net cash used in operating activities	(5,217,795)	(4,439,250)	(42,934,642)
Cash flows from investing activities
Acquisition of property and equipment	(154,789)	(288,823)	(728,710)

Net cash used in investing activities	(154,789)	(288,823)	(728,710)
Cash flows from financing activities
Proceeds from note payable	—	—	200,000
Repayment of note payable	—	(200,000)	(200,000)
Proceeds from issuance of common stock, net	5,398,153	10,290,061	48,846,793

Net cash provided by financing activities	5,398,153	10,090,061	48,846,793

Net increase in cash and cash equivalents	25,569	5,361,988	5,183,441
Cash and cash equivalents, beginning of period	5,157,872	181,984	—

Cash and cash equivalents, end of period	$5,183,441	$5,543,972	$5,183,441

Disclosures of cash flow information:
Interest paid	$187	$8,536	$25,554
Income taxes paid	$—	$—	$—

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)

1.	Organization and Summary of Significant Accounting Policies
     Organization and Business
      Bioheart, Inc. (the “Company”) is a biotechnology company focused on the discovery, development and commercialization of therapies using cells derived from a patient’s body, and related devices, for the treatment of heart damage. The Company’s lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The Company was incorporated in Florida on August 12, 1999.
     Development Stage
      The Company has operated as a development stage enterprise since its inception by devoting substantially all of its effort to raising capital, research and development of products noted above, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, issued by the Financial Accounting Standards Board (the “FASB”).
      Prior to marketing its products in the United States, the Company’s products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (the “FDA”). There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials. The Company’s success will depend in part on its ability to successfully complete clinical trials, obtain necessary regulatory approvals, implement its commercialization strategy, obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. The Company will require substantial future capital in order to meet its objectives. The Company currently has no committed sources of capital. The Company will need to seek substantial additional financing through public and/or private financing, and financing may not be available when the Company needs it or may not be available on acceptable terms.
     Interim Financial Statements
      The accompanying unaudited interim condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for reporting of interim financial information. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The accompanying unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto included elsewhere in this prospectus.
      In the opinion of management, the unaudited interim condensed financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2006, the results of its operations for the nine month periods ended September 30, 2006 and 2005 and its cash flows for the nine month periods ended September 30, 2006 and 2005. The results of operations and cash flows for the nine month period ended September 30, 2006 are not necessarily indicative of the results of operations or cash flows which may be reported for the year ended December 31, 2006.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
     Basis of Consolidation
      The accompanying consolidated financial statements include the accounts of Bioheart, Inc. and its wholly-owned subsidiaries. The Company has established various subsidiaries in foreign countries and through December 31, 2005 these foreign entities have been inactive. All intercompany transactions are eliminated in consolidation.
     Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Stock Options
      On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”) using the modified prospective transition method. SFAS No. 123R requires the Company to measure all share-based payment awards granted after January 1, 2006, including those with employees, at fair value. Under SFAS No. 123R, the fair value of stock options and other equity-based compensation must be recognized as expense in the statements of operations over the requisite service period of each award.
      Beginning January 1, 2006, the Company has recognized compensation expense under SFAS No. 123R for the unvested portions of outstanding share-based awards previously granted under our employee stock option plan, over the periods these awards continue to vest. This compensation expense is recognized based on the fair values and attribution methods that were previously disclosed in our prior period financial statements.
      Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting for share-based payment transactions with our employees, as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation-An Interpretation of APB Opinion No. 25. Under the intrinsic value method, compensation expense was recognized only if the current market price of the underlying stock exceeded the exercise price of the share-based payment award as of the measurement date (typically the date of grant). Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS No. 123 and by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company disclosed on a pro forma basis the net income and earnings per share that would have resulted had we adopted SFAS No. 123 for measurement purposes.
      Adjusted pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.00%; estimated volatility of 100.0%; dividend yield of 0%; and a weighted average expected life of the options of 5.0 years.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
     Recent Accounting Pronouncements
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS No. 154”) which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on the Company’s financial statements.
      In June 2006, the FASB issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The interpretation is effective for the first interim period in the fiscal years beginning after December 15, 2006. The Company has not yet analyzed the impact that this interpretation will have on its financial condition, results of operations, cash flows or disclosures.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this standard to have a material effect on the Company’s financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the first fiscal period ending after November 15, 2006. The Company is currently evaluating the impact of the adoption of SAB No. 108 on the Company’s financial statements.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

2.	Collaborative License and Research/ Development Agreements
      The Company has entered into a number of contractual relationships for technology licenses and research and development projects. The following provides a summary of the Company’s significant contractual relationships:
      In February 2006, the Company entered into an agreement to buy from The Cleveland Clinic Foundation an exclusive license for various patents to be used in the MyoCell II with SDF-1 project.
      In exchange for the license, the Company agreed to pay: 1) $250,000 upon the closing of the agreement; 2) $1,250,000 upon the closing of the Company’s private or public financing that generates at least $5,000,000 or September 30, 2006, whichever is first to occur; 3) a maintenance fee of $150,000 per year for the duration of the license starting in the second year; 4) various milestone payments ranging from $200,000 upon the approval of an Investigational New Drug application by the FDA and $1,000,000 upon the first commercial sale of an FDA approved licensed product; and 5) a 5% royalty on the net sales of products and services that directly rely upon the claims of the patents for the first $300,000,000 of annual net sales and a 3% royalty for any annual net sales over $300,000,000. The royalty percentage shall be reduced by 0.5% for each 1.0% of license fees paid to any other entity. However, the royalty percentage shall not be reduced under 2.5%. Subsequent to December 31, 2005, the Company has paid $1,500,000 under this agreement, and such amounts have been included in research and development expense. Total potential milestone payments under this agreement are $2,250,000. At the option of The Cleveland Clinic Foundation, 50% of the milestone payments may be paid in the form of common stock.
      Upon the closing of this agreement in February 2006, the first payment of $250,000 was made. The second amount due of $1,250,000 was paid as follows: on September 28, 2006, a payment of $312,000 was made, the balance of $938,000 was accrued on September 30, 2006 and subsequently paid in October 2006.
      In April 2006, the Company entered into an agreement to license from TriCardia, LLC various patents to be used in the MyoCath II project. In exchange for the license, the Company agreed to do the following: 1) pay $100,000 upon the closing of the agreement; and 2) issue a warrant exercisable for 52,632 shares of the Company’s common stock at an exercise price of $4.75 per share. The warrant shall vest on a straight line basis over a 12 month period and expires on February 28, 2016. The fair value of this warrant of approximately $193,000 is being amortized to research and development expense on a straight line basis over the twelve month vesting period.

3.	Related Party Transactions
      The son of one of the Company’s directors is an officer of the Company. The amount paid to this individual as salary for the nine month periods ended September 30, 2006 and 2005 was $96,154 and $81,894, respectively.
      A cousin of the Company’s CEO is an officer of the Company. During the nine month periods ended September 30, 2006 and 2005, the Company paid this individual salary of $100,000. In addition, the Company utilized a printing entity controlled by this individual and paid this entity $12,199 and $5,495 for the nine-month periods ended September 30, 2006 and 2005, respectively.
      The sister-in-law of the Company’s CEO is an officer of the Company. The amount paid to this individual as salary for the nine month periods ended September 30, 2006 and 2005 were $46,175 and $46,174, respectively.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
      On August 24, 2006, the Company entered into an agreement with an officer of the Company, who is the cousin of the Company’s CEO. The terms of the agreement are as follows:

•	The Company issued 77,143 shares of the Company’s common stock and agreed to pay the employee’s income taxes related to the receipt of the Company’s common stock estimated to be approximately $153,000. Based on a fair value of the common stock of $4.75 per share which is based on a current valuation of the Company, the related liability for the issuance of the common stock and the $153,000 in cash is $519,699, which was expensed in August 2006.

•	As consideration for continued employment as an officer of the Company, the employee will receive an annual salary of $130,000 per year.

•	The Company issued to the employee a warrant to purchase 305,000 shares of the Company’s common stock at an exercise price of $3.50 per share. This warrant is exercisable immediately and expires 10 years from the date of grant. The fair value of this warrant of approximately $1,200,000 was recorded as compensation expense in August 2006.

•	The Company issued stock options to purchase up to 457,500 shares of the Company’s common stock at an exercise price of $3.50 per share. These stock options are exercisable immediately and expire 10 years from the date of grant. The fair value of these stock options of approximately $1,800,000 was recorded as compensation expense in August 2006.
      The fair value of the warrant and the stock options was estimated at the date of grant by using the Black-Scholes pricing model with the following assumptions: risk-free rate of 6%; volatility of 100%; and an expected holding period of 5 years.

4.	Shareholders’ Equity
     Capital Stock
      Commencing in 2006, the Company initiated capital raising activities through the use of a rolling private placement. During the nine month period ended September 30, 2006, the Company raised net proceeds of approximately $5.4 million through the sale of 1,155,269 shares of common stock at a price of $4.75 per share to various investors. Continuing through January 31, 2007, the Company raised additional net proceeds of approximately $3.6 million through the sale of 766,216 shares of common stock at a price of $4.75 per share. The Company also issued 77,143 shares of common stock to an officer of the Company at a price of $3.50 per share.

5.	Stock Options
      In December 1999, the Company adopted two stock option plans; an employee stock option plan and a directors and consultants stock option plan (collectively referred to as the “Stock Option Plans”), under which a total of 2,000,000 shares of common stock were reserved for issuance upon exercise of options granted by the Company. During 2001, the Company amended the Stock Options Plans to increase the total shares of common stock reserved for issuance to 2,750,000. During 2003, the Company approved an increase of 500,000 shares, making the total 3,250,000 shares available for issuance under the Stock Option Plans. During July 2006, the Company approved an increase of 1,750,000 shares, making the total 5,000,000 shares available for issuance under the Stock Option Plans.
      The Stock Option Plans provide for the granting of incentive and non-qualified options. The terms of stock options granted under the plans are determined by the Compensation Committee of the Board of Directors at the time of grant, including the exercise price, term and any restrictions on the exercisability of

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
such option. The exercise price of incentive stock options must equal at least the fair value of the common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than the per share par value . The options have terms of up to ten years after the date of grant and become exercisable as determined upon grant, typically over either three or four year periods from the date of grant. Certain outstanding options vested over a one-year period and some vested immediately.
      The following information applies to options outstanding and exercisable at September 30, 2006:

			Weighted-Average
			Remaining	Aggregate
	Shares Under	Weighted-Average	Contractual Term	Intrinsic
	Option	Exercise Price	(in years)	Value

Options outstanding at January 1, 2006	2,877,608	$2.93	7.1	$1,640,237
Granted	867,500	$3.63	9.9	$971,600
Exercised	—	—	—	—
Forfeited	(637,833)	$3.50	6.9	—

Options outstanding at September 30, 2006	3,107,275	$3.01	7.9	$5,406,659

Options exercisable at September 30, 2006	2,639,391	$2.91	7.2	$4,856,479

Available for grant at September 30, 2006	1,892,725

      The weighted average fair value per share of options granted during the nine month period ended September 30, 2006 was $3.82. The weighted average remaining contractual life of the options outstanding is approximately 7.2 years as of September 30, 2006.
      For the nine month period ended September 30, 2006, the Company recognized $4,262,595 in stock-based compensation costs of which $238,141 represents research and development and the remaining amount is marketing, general and administrative expense. No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for all net deferred tax assets. The Company elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (“FSP”) No. SFAS 123R-c, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS No. 123R. As of September 30, 2006, the Company had $1,642,376 of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.3 years.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
      The following table illustrates the effect on net loss and basic and diluted loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans for the nine month period ended September 30, 2005:

Nine Month Period
Ended
September 30, 2005

Net loss — as reported	$(5,225,387)
Deduct: Stock compensation expense determined under fair value method	(326,402)

Adjusted pro forma net loss	$(5,551,789)

Basic and diluted loss per common share:
As reported	$(0.31)
Adjusted pro forma	$(0.33)
      The following information applies to options outstanding and exercisable at September 30, 2006:

	Options Outstanding
				Options Exercisable
		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$0.79	562,000	3.3	$0.79	562,000	$0.79
$1.75	67,500	3.4	$1.75	67,500	$1.75
$3.50	2,386,775	8.1	$3.50	1,938,250	$3.50
$4.75	91,000	9.9	$4.75	71,641	$4.75

	3,107,275		$3.01	2,639,391	$2.91

      The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate and dividend yield. The Company’s expected volatility is based on the historical volatility of other publicly traded development stage companies in the same industry. The estimated expected option life is based primarily on historical employee exercise patterns and considers whether and the extent to which the options are in-the-money. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve appropriate for the term of the expected life of the options.
      For the nine month period ended September 30, 2006 and the nine month period ending September 30, 2005, the fair value of each option grant was estimated on the date of grant using the following weighted-average assumptions.

	For the Nine Months Ended

	September 30, 2006	September 30, 2005

Expected dividend yield	00.0%	00.0%
Expected price volatility	100.0%	56.0%
Risk free interest rate	6.0%	4.4%
Expected life of options in years	5	5

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

6.	Subsequent Events
      In November 2006, the Company amended their facility lease to include additional space through 2010. The amendment for the additional space contains terms similar to the terms of the existing facility lease, including escalation clauses. The annual future minimum lease obligations related to the amendment range from approximately $39,000 to $44,000.
      In December 2006, the Company entered into an agreement with Tissue Genesis, Inc.(“Tissue Genesis”), for exclusive distribution rights to Tissue Genesis products and a license for various patents to be used in the treatment of acute myocardial infarction and heart failure. In exchange for the license, the Company agreed to do the following: 1) issue 21,052 shares of the Company’s common stock at a price of $4.75; and 2) issue a warrant exercisable for 2,500,000 shares of the Company’s common stock to Tissue Genesis at an exercise price of $4.75 per share. This warrant shall vest in three parts as follows: i) 1,000,000 shares vesting only upon the Company’s successful completion of human safety testing of the licensed technology, ii) 750,000 shares vesting only upon the Company exceeding net sales of $10 million or net profit of $2 million from the licensed technology, and iii) 750,000 shares vesting only upon the Company exceeding net sales of $100 million or net profit of $20 million from the licensed technology. Since the issuance of these warrants is contingent upon the achievement of the specific milestones, the fair value of this warrant, which is valued at approximately $9,200,000 as of December 31, 2006, will only be expensed to research and development as these various milestones are achieved. In the event of an acquisition (or merger) of the Company by a third party, all unvested shares of common stock subject to the warrant shall immediately vest prior to such event. In addition, the Company will pay a 2% royalty of net sales of licensed products.
      In October 2006 through December 2006, the Company issued stock options to employees to purchase 39,852 shares of the Company’s common stock at an exercise price of $4.75 per share.
      In January 2007, the Company issued stock options to employees to purchase 56,000 shares of the Company’s common stock at an exercise price of $5.23 per share.

7.	Supplemental Disclosure of Cash Flow Information
      During the nine month periods ended September 30, 2006 and 2005 and for the period from August 12, 1999 (date of inception) through September 30, 2006, the Company incurred non-cash compensation related to a settlement agreement through the issuance of equity instruments of $1,537,629, $0, and $1,537,629, respectively.
      During the nine month periods ended September 30, 2006 and 2005 and for the period from August 12, 1999 (date of inception) through September 30, 2006, the Company issued common stock in exchange for services of $16,443, $0, and $1,277,017, respectively.
      During the nine month periods ended September 30, 2006 and 2005 and for the period from August 12, 1999 (date of inception) through September 30, 2006, the Company issued warrants for licenses and intellectual property resulting in expense of $96,578, $0, and $5,316,578, respectively.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.     Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASDAQ Global Market filing fee and the NASD filing fee.

Amount to
be Paid

SEC registration fee	$3,745
NASD filing fee	4,000
NASDAQ Global Market filing fee	100,000
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky qualification fees and expenses	*
Transfer Agent and registrar fees	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment
Item 14.     Indemnification of Directors and Officers
      We are incorporated under the laws of the State of Florida. Our articles of incorporation require us to indemnify and limit the liability of directors to the fullest extent permitted by the Florida Business Corporation Act (the “FBCA”), as it currently exists or as it may be amended in the future.
      Pursuant to the FBCA, a Florida corporation may indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another entity, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      In addition, in accordance with the FBCA, a Florida corporation is permitted to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.
      Any indemnification made under the above provisions, unless pursuant to a court’s determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding the foregoing, a Florida corporation must indemnify any director, officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.
      Generally, pursuant to the FBCA, a director of a Florida corporation is not personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an approval of an unlawful distribution, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.
      Furthermore, under the FBCA, a Florida corporation is authorized to make any other further indemnification or advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding such office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee, or agent were material to the adjudicated cause of action and the director, officer, employee, or agent (a) violated criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor.
      At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
      We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company, including liabilities arising under the Securities Act or otherwise.
      We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.
Item 15.     Recent Sales of Unregistered Securities.
      Since January 1, 2004, we have issued the following securities in unregistered transactions pursuant to Section 4(2) of the Securities Act and following regulations promulgated thereunder, Rule 701 and Regulation D.
Rule 701
      Between January 1, 2004 and January 31, 2007, we issued to directors, employees and consultants an aggregate of 4,958 shares of our common stock for a deemed aggregate sales price of $17,353, an aggregate of 2,715,218 stock options with exercise prices ranging from $3.50 to $5.23 and an aggregate exercise price of

$6,888,077 and 305,000 warrants with an exercise price of $3.50 and an aggregate exercise price of $1,067,500. Between January 1, 2004 and January 31, 2007, we have issued 223 shares of our common stock upon the exercise of options described above.
      The issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and/or written compensation contract and the issuances did not, during any consecutive 12 month period, exceed 15% of the then outstanding shares of our common stock, calculated in accordance with the provisions of Rule 701.
Rule 506 of Regulation D and Section 4(2)
      Between January 1, 2004 and January 31, 2007, we issued an aggregate of 6,734,500 shares of our common stock at prices between $3.75 and $4.75 per share for an aggregate sales price of $25,302,232. In connection with $207,650 of the foregoing issuances we paid to an affiliate of one of our directors a fee of $10,383. In connection with $5,140,000 of the foregoing issuances, we issued to two of our directors and one of our consultants options and warrants to purchase up to 389,871 shares of common stock at exercise prices equal to then prevailing common stock sales price (between $1.75 per share and $3.50 per share). An indeterminate portion of the securities we issued to our Vice President of Public Relations in a settlement were in consideration in part for his efforts assisting us raise capital since January 1, 2004.
      In December 2006, in consideration for entering into an exclusive distribution and license agreement with us, we issued a third party 21,052 shares of our common stock for a deemed aggregate sales price of $99,997 and a warrant with a per share exercise price of $4.75 to purchase 2,500,000 shares of our common stock.
      The sales of the above securities were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. All recipients were either accredited or sophisticated investors, as those terms are defined in the Securities Act and the regulations promulgated thereunder. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.     Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the Registrant, as amended to date, as currently in effect.
3	.2†	Form of Amended and Restated Articles of Incorporation to be in effect upon completion of this offering.
3.3		Amended and Restated Bylaws
4.1		Reference is made to exhibits 3.1 through 3.3
4	.2†	Form of Common Stock Certificate
5	.1†	Opinion of Hunton & Williams, LLP
10	.1**	1999 Officers and Employees Stock Option Plan
10	.2**	1999 Directors and Consultants Stock Option Plan
10.3		Form of Option Agreement under Officers and Employees Stock Option Plan
10	.4†	Form of Option Agreement under Directors and Consultants Stock Option Plan
10.5		Consulting Agreement between the registrant and Richard Spencer III, dated March 18, 2004.
10	.6**	Employment Letter Agreement between the registrant and Scott Bromley, dated August 24, 2006.
10.7		Lease Agreement between the registrant and Sawgrass Business Plaza, LLC, as amended, dated November 14, 2006.
10.8		Asset Purchase Agreement between the registrant and Advanced Cardiovascular Systems, Inc., dated June 24, 2003.
10	.9†	Conditionally Exclusive License Agreement between the registrant, Dr. Peter Law and Cell Transplants International, LLC, dated February 7, 2000, as amended.
10.10		Manufacturing and Service Agreement between the registrant and Bolton Medical, Inc., dated September 30, 2005.
14	.1†	Code of Ethics for Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions
14	.2†	Code of Business Conduct and Ethics
23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
23	.2†	Consent of Hunton & Williams LLP (See Exhibit 5.1).
24.1		Power of Attorney (included on signature page)

†	To be filed by amendment.

**	Indicates management contract or compensatory plan.
      (b) Schedules have been omitted because they are inapplicable or the requested information is shown in our financial statements or notes thereto.
Item 17.     Undertakings
      The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      We hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, in the County of Miami-Dade, State of Florida, on the 9th day of February, 2007.

BIOHEART, INC.

By:	/s/ Howard J. Leonhardt

Howard J. Leonhardt
Chief Executive Officer
and Chairman of the Board
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints Howard J. Leonhardt his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments to the registration statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Howard J. Leonhardt Howard J. Leonhardt	Chief Executive Officer and Chairman of the Board (principal executive officer)	February 9, 2007

/s/ William H. Kline William H. Kline	Chief Financial Officer (principal financial and accounting officer)	February 9, 2007

/s/ Sam Ahn, M.D. Sam Ahn, M.D.	Director	February 9, 2007

/s/ Bruce Carson Bruce Carson	Director	February 9, 2007

/s/ Peggy Farley Peggy A. Farley	Director	February 9, 2007

/s/ David Gury David Gury	Director	February 9, 2007

Signature	Title	Date

/s/ William P. Murphy, Jr., M.D. William P. Murphy, Jr., M.D.	Director	February 9, 2007

/s/ Richard T. Spencer III Richard T. Spencer III	Director	February 9, 2007

/s/ Mike Tomas Mike Tomas	Director	February 9, 2007

/s/ Linda Tufts Linda Tufts	Director	February 9, 2007

EXHIBIT INDEX

Exhibit
Number		Description

3.1		Articles of Incorporation of the Registrant, as amended to date, as currently in effect.
3.3		Amended and Restated Bylaws
10	.1**	1999 Officers and Employees Stock Option Plan
10	.2**	1999 Directors and Consultants Stock Option Plan
10.3		Form of Option Agreement under Officers and Employees Stock Option Plan
10.5		Consulting Agreement between the registrant and Richard Spencer III, dated March 18, 2004.
10	.6**	Employment Letter Agreement between the registrant and Scott Bromley, dated August 24, 2006.
10.7		Lease Agreement between the registrant and Sawgrass Business Plaza, LLC, as amended, dated November 14, 2006.
10.8		Asset Purchase Agreement between the registrant and Advanced Cardiovascular Systems, Inc., dated June 24, 2003.
10.10		Manufacturing and Service Agreement between the registrant and Bolton Medical, Inc., dated September 30, 2005.
23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
24.1		Power of Attorney (included on signature page)

†	To be filed by amendment.

**	Indicates management contract or compensatory plan.